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04036148

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME M. J. Maillis S.A.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

AUG 11 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4975

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐
12G32BR	(REINSTATEMENT)	☐
DEF 14A	(PROXY)	☐
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SUPPL	(OTHER)	☐

OICF/BY: dlw

DATE: 8/10/04



ARLS
12-31-03

Global Partner for "end of line" systems

M. J. MAILLIS S.A.

PACKING SYSTEMS

ANNUAL REPORT 2003

M. J. MAILLIS S.A.

PACKING SYSTEMS

Global Partner for "end of line" systems

ANNUAL REPORT 2003

LETTER TO THE SHAREHOLDERS

Dear Shareholders,

M.J.MAILLIS Group is the largest European Group of Companies offering complete end of line solutions (machinery, service and secondary packaging consumables) for any industrial application. The Group operates in most European countries and North America through an extensive network of subsidiary companies.

From 1998 until the first half of 2002, M.J.MAILLIS Group completed an impressive growth cycle, undertaking major capital investments, developing sales networks in Europe and the U.S. and realizing strategic acquisitions. In 1998 total turnover amounted to Euro 58 mill. while in 2002 consolidated turnover reached Euro 310 mill.

For the period 2002-2003 the Group's top priority was to complete the consolidation, integration and restructuring of companies acquired within the framework of assimilating the explosive growth that took place in the previous period. The basic parameters of this effort were the following:

- *The establishment of a management structure comprised of highly qualified executives from different nationalities.*
- *The creation of proper infrastructure (systems, procedures).*
- *The promotion of the Group's new identity in the international markets, with special emphasis given to the Group's size, technologies, products and new capabilities and dynamics.*
- *The utilization of synergies and economies of scale, leading to significant cost reduction.*

The consolidation process took place under particularly unfavorable economic conditions and severe slow down in the international markets, with evident consequences from recession, and the impact of incidents such as the September 11th terrorist attack, the war in Iraq and the significant Euro appreciation. This international negative coincidence naturally affected a primarily extrovert Group, such as M.J. MAILLIS Group, given that 97% of its sales are realized outside Greece.
More specifically, the 2003 data for M.J.MAILLIS Group were as follows :

- *Consolidated Sales in the order of Euro 296.0 mill. versus sales of Euro 310.9 mill. in 2002.*
- *Consolidated Earnings before Taxes, Interest and Depreciation (E.B.I.T.D.A) of Euro 50.0 mill. (17% of sales) versus Euro 54.5 mill. (17.5% of sales) in the corresponding period of 2002.*
- *Consolidated Earnings before Taxes (E.B.T.) Euro 21.3 mill. compared to Euro 26.2 mill. in 2002.*

In reality, excluding the impact from the devaluation of the dollar, the pound sterling and of several Eastern European countries' currencies, sales would have reached the level of Euro 318 mill. The main reason for the decrease in profitability was the major exchange rate differentials, without which profitability figures would have remained at the 2002 levels.

During this difficult year M.J.MAILLIS Group realized substantial industrial investments, mainly in Italy (SIAT) and implemented major infrastructure improvements, investments in Research & Development and determined highly cost effective restructuring programs.

Additionally, the Group's integration effort has already begun to bear fruits with the apparent positive effect in production cost and expenses even in absolute terms.

The maintenance of the Group profitability ratios under these conditions should be considered successful.

M.J MAILLIS Group in 2004 pursues a major cash flow improvement. The key objective is to gradually attain growth in the order of 15%, with the main parameters of the new growth cycle being the following:

- *Exploit the Group's accumulated huge potential.*
- *The establishment in North America of the same operational framework as the successful structure in Europe (manufacturing of machinery, materials and a strong distribution network providing complete "end-of-line" industrial solutions)*
- *Potential selective acquisitions.*

Initial activity in North America for the year 2004 will take place via strategic partnerships in order to save time and keep capital expenditures at low level.

The year 2004 starts differently, and M.J MAILLIS Group is different. The Group completed its restructuring, while managed to secure its international presence and the strengthening of its competitive advantages. The Group is strong, more flexible and more competitive, while its largest and most demanding international customers place their trust in long term contracts both in Europe and North America.

Michael J. Maillis
Chairman of the Board & CEO

CONTENTS

BRIEF FINANCIAL DATA

M.J.MAILLIS GROUP Summary Balance-Sheets

M.J.MAILLIS GROUP CONSOLIDATED BALANCE-SHEETS	2003	2002	2001
			(in mill. Euro)
ASSETS			
Incorporation Expenses	77.2	59.2	55.6
Intangible Assets	20.2	17.7	8.4
Tangible Assets	194.9	194.4	186.8
LESS : Depreciation	129.2	113.3	88.2
NET FIXED ASSETS	163.1	158.0	162.6
Participations and Long-term Receivables	6.1	0.7	0.2
TOTAL FIXED ASSETS	169.3	158.8	162.8
CURRENT ASSETS	173.0	181.4	200.1
Transitory Asset Accounts	7.2	5.9	3.8
TOTAL ASSETS	**349.5**	**346.1**	**366.7**
LIABILITIES			
EQUITY	121.8	121.1	154.5
PROVISIONS	2.6	6.2	5.1
Long-term Liabilities	102.0	99.8	74.2
Current Liabilities	119.8	117.8	132.0
TOTAL LIABILITIES	221.8	217.6	206.2
Transitory Liability Accounts	3.3	1.2	0.9
TOTAL LIABILITIES	**349.5**	**346.1**	**366.7**

Summary Profit & Loss Account & Data per Share

M.J.MAILLIS GROUP PROFIT & LOSS ACCOUNT	2003	2002	2001
			(in mill. Euro)
TURNOVER	**296.0**	**310.9**	**270.8**
Industrial Activity	245.7	242.5	201.4
Commercial Activity	50.3	68.4	69.4
Gross Profit (before depreciation)	97.3	107.9	84.0
Other Operating Income	3.4	0.9	2.0
Total	**100.7**	**108.8**	**86.0**
Operating Profit (before depreciation)	50.0	54.5	43.5
Earnings before Interest, Depreciation and Taxes	52.3	57.1	52.6
Earnings before Depreciation and Taxes	45.4	51.8	44.7
Pre-tax Earnings	21.3	26.1	25.9
Profit after Taxes and Board Emoluments	15.7	19.9	20.1
Profit after Taxes and Board Emoluments, after prior year Taxes and Minority Interests	15.7	19.8	19.8
Weighted Number of Shares	72,676,258	72,460,603	72,433,880
DATA PER SHARE (amounts in Euro)			
Earnings before Interest, Depreciation and Taxes	0.72	0.79	0.73
Pre-tax Earnings	0.29	0.36	0.36
Profit after Taxes and Board Emoluments	0.22	0.27	0.28
Profit after Taxes and Board Emoluments, after prior year Taxes and Minority Interests	0.22	0.27	0.27

Summary Balance-Sheets of M.J.MAILLIS S.A.

BALANCE-SHEETS OF PARENT COMPANY M.J.MAILLIS S.A	2003	2002	2001
			(in mill. Euro)
ASSETS			
Incorporation Expenses	44.6	37.0	35.3
Intangible Assets	3.7	3.2	0.9
Tangible Assets	101.3	97.9	90.5
LESS : Depreciation	76.4	63.7	48.4
NET FIXED ASSETS	73.3	74.4	78.2
Participations and Long-term Receivables	153.8	150.2	93.8
TOTAL FIXED ASSETS	227.1	224.6	172.1
CURRENT ASSETS	104.8	106.7	152.0
Transitory Asset Accounts	3.7	4.2	1.7
TOTAL ASSETS	**335.6**	**335.5**	**325.7**
LIABILITIES			
EQUITY	205.2	213.8	222.3
PROVISIONS	0.8	3.3	0.6
Long-term Liabilities	89.4	82.9	47.0
Current Liabilities	39.3	34.4	55.3
TOTAL LIABILITIES	128.6	117.3	102.3
Transitory Liability Accounts	1.0	1.1	0.6
TOTAL LIABILITIES	**335.6**	**335.5**	**325.7**

Summary Operating Results & Data per Share

M.J.MAILLIS S.A. OPERATING RESULTS	2003	2002	2001
			(in mill. Euro)
TURNOVER	**94.9**	**93.9**	**89.5**
Industrial Activity	88.6	89.7	82.2
Commercial Activity	6.3	4.2	7.3
Gross Profit (before depreciation)	29.0	28.4	24.8
Other Operating Income	0.6	0.3	0.6
Total	**29.6**	**28.8**	**25.4**
Operating Profit (before depreciation)	16.2	15.9	13.8
Earnings before Interest, Depreciation and Taxes	12.3	21.5	19.9
Earnings before Depreciation and Taxes	8.8	19.4	19.2
Pre-tax Earnings	-4.4	4.0	5.9
Profit after Taxes and Board Emoluments	-4.4	1.4	3.8
Profit after Taxes and Board Emoluments, after prior year Taxes and Minority Interests	-5.5	1.4	3.8
Total Dividend (Net of Tax)	0.0	4.2	5.7
Weighted Number of Shares	72,676,258	72,460,603	72,433,880
DATA PER SHARE (amounts in Euro)			
Earnings before Interest, Depreciation and Taxes	0.17	0.30	0.27
Pre-tax Earnings	-0.06	0.06	0.08
Profit after Taxes and Board Emoluments	-0.06	0.02	0.05
Profit after Taxes and Board Emoluments, after prior year Taxes and Minority Interests	-0.08	0.02	0.05
Dividend per Share	0.00	0.06	0.08

FINANCIAL RATIOS

M.J.MAILLIS GROUP FINANCIAL RATIOS	2003	2002	2001
PERFORMANCE RATIOS			
Turnover	-4.8%	14.8%	18.0%
Operating Profit/ EBITDA (before depreciation)	-8.3%	25.3%	13.6%
PROFIT MARGIN (tot. Sales)			
Gross Profit Margin (before depreciation)	32.9%	34.7%	31.0%
Operating Profit/ EBITDA (before depreciation)	16.9%	17.5%	16.1%
PROFITABILITY RATIOS (before taxes)			
Return on Equity - ROE (1)	17.5%	21.6%	16.8%
Return on Equity - ROE (2)	8.8%	10.8%	10.6%
TURNOVER RATIOS (days)			
Receivables	97	89	93
Inventories	122	123	126
Suppliers	67	63	49
GEARING RATIOS			
Debt / Equity (1)	1.82	1.78	1.33
Debt / Equity (2)	0.92	0.90	0.84
Bank Debt / Equity (1)	1.36	1.21	0.95
Bank Debt / Equity (2)	0.68	0.61	0.60
LIQUIDITY RATIOS			
Current Ratio	1.44	1.54	1.52
Special Liquidity Ratio	0.91	0.96	1.00
Quick Ratio (Acid Test)	0.12	0.19	0.36

(1) Ratios are calculated based on the Consolidated Equity of the Group as shown in the Published Balance-Sheets of the Group.

(2) According to Note no. 9 of the Published Balance-Sheet for FY 2002 and note no. 10 of the Published Balance-Sheet for FY 2003 the Consolidated Equity of M.J.MAILLIS Group would have amounted to 242 mill. Euro provided that the goodwill of the acquired companies did not appear as a negative item in equity but as an asset according to the alternative accounting approach.

FINANCIAL RATIOS OF M.J.MAILLIS S.A.	2003	2002	2001
PERFORMANCE RATIOS			
Turnover	1.0%	5.0%	-3.1%
Operating Profit/ EBITDA (before depreciation)	2.0%	15.2%	-28.5%
PROFIT MARGIN (tot. Sales)			
Gross Profit Margin (before depreciation)	30.5%	30.3%	27.7%
Operating Profit/ EBITDA (before depreciation)	17.1%	16.9%	15.4%
TURNOVER RATIOS (days)			
Receivables	227	209	214
Inventories	79	86	96
Suppliers	68	67	67
GEARING RATIOS			
Debt / Equity	0.63	0.55	0.46
Bank Debt / Equity	0.55	0.45	0.37
LIQUIDITY RATIOS			
Current Ratio	2.67	3.10	2.75
Special Liquidity Ratio	2.34	2.64	2.48
Quick Ratio (Acid Test)	0.05	0.25	0.63



1. INFORMATION ON THE DRAFTING OF THE ANNUAL REPORT FOR 2003 AND THE COMPANY AUDITORS

The present Annual Report includes all information and financial data for the FY 2003 deemed necessary for an accurate valuation of the assets, the financial position, the results as well as the strategy and prospects of the Company "M.J.MAILLIS S.A. - Packing Systems" hereinafter "the Company" for investors and their investment advisors.

For more information investors may inquire at the Company offices at 5, Xenias & Charilaou Trikoupi St., 145 62 Kifissia, tel. 210 628 5000 during working days and hours.

The drafting of the Annual Memorandum as well as the accuracy of the data contained herein are the responsibility of :

- Mr. Charalambos Stavrinoudakis, Vice-Chairman of the Board and Chief Financial Officer of the Group, at 5, Xenias & Charilaou Trikoupi St., 145 62 Kifissia, tel. 210 6285000.

- Mr. Petros Delis, Financial Manager for Greece, at 5, Xenias & Charilaou Trikoupi Str., 145 62 Kifissia, tel. 210 6285000.

- Mrs. Lina Dede, Investor Relations Manager, at 5, Xenias & Charilaou Trikoupi Str., 145 62 Kifissia, tel. 210 6285000.

The Board of the Company hereby declares that all its members have been advised of the contents of the present Memorandum and solemnly certify that :

- Any information or data contained herein are complete and true.
- No further data exist and no events have taken place, the withholding or omission of which could render all or part of the data and information contained in the Annual Memorandum misleading.
- There are no pending litigations or arbitrations against the Company or its subsidiaries that could have significant implications on its financial position.

The Company is audited by Certified Auditors - Accountants. The audit for the corporate financial years 2000 and 2001 for the Company and the Group was conducted by Mr. Konstantinos Kotsilinis, Certified Auditor - Accountant, Association of Certified Accountants' Membership Number 127113715 of the auditors' Company PriceWaterhouseCoopers (268, Kifissias Ave., GR-152 32 Athens) while the audit for the financial years 2002 and 2003 for the Company and the Group was conducted by Mr. Kyriakos Riris, Certified Accountant, Association of Certified Accountants' Membership Number 12111 of the auditors' Company PriceWaterhouseCoopers (268, Kifissias Ave., GR-152 32 Athens).


WULFTEC.

Wulftec Stretch Wrapping Machines

2.1 GENERAL INFORMATION

M.J.MAILLIS S.A. was established in 1968 as a Limited Liability Company (Ltd.) and changed into a Commercial and Industrial Societe Anonyme (S.A.) in 1976. From April 2003, the registered office of the Company is in the Municipality of Kifissia, Attica, at 5, Xenias & Charilaou Trikoupi and the company is registered in the Register of Societe Anonyme Companies with registration number 2716/06/B/86/43. The life of the company has been fixed at sixty years to the year 2036. M.J.MAILLIS S.A. is a Greek Societe Anonyme and is subject to the Law regarding Societe Anonymes of E.L. 2190/1920. The Company is further bound by the provisions governing listed companies as the company's shares are listed in the main market of the Athens Exchange.

The object of the Company according to article 4 of its Charter is:

a. General trade including imports, exports and representation of foreign companies.

b. Establishing and exploiting Industrial Units including, in particular, production facilities for all kinds of packaging strap, whether metal or plastic.

c. Producing and trading all kinds of packaging materials and machinery as well as the corresponding raw materials, and promoting the sale of such goods by any mode or means and drafting the relevant studies.

d. Drawing up technical studies and providing manufacturing know-how, as well as manufacturing all kinds of industrial equipment and related production lines.

e. Establishing other companies of any form or participating in existing companies and enterprises or acquiring other companies and enterprises or cooperating with natural and legal persons sharing objects which are identical, similar, complementary or simply useful to the Company in any way, whether directly or indirectly.

The Company has two production facilities (at Inofita of Viotia and in Alexandroupoli) producing, respectively, metal and plastic strap, the former, and stretch and shrink film, the latter. Moreover, the Company has now expanded into Eastern and Western Europe and hence production is also underway in Europe and North America and specifically : in Spain (Barcelona) where plastic strapping band (PP) is produced, England where plastic strapping band (PP and PET) is produced, Romania where shrink film and packaging machines are produced, Poland where stretch film and plastic bags are produced, Germany where heads and automatic packaging machines as well as plastic strapping band (PP and PET), edgeboards and special strapping belts are produced, Italy where SIAT S.p.A. produces tape carton sealers, strapping machinery with packing stretch film, tape flexographic printers and dispensers and Columbia Srl manufactures packing tools for applications with metal and plastic strapping band. In the United States, the company operates as an integrated end of line solutions (Combi Packaging Systems). Finally, Wulftec International Inc., the Company's subsidiary recently acquired in Canada, operates as a designer, manufacturer and distributor of stretch wrapping machines.

In Greece the Company is purely exports-oriented, its exports making for 90% of its annual production (2003 data). M. J. MAILLIS S.A. has succeeded in consolidating its position in the international markets on the strength of the high quality of its products, of the powerful distribution networks it has built and maintained and of the efficient service provided to its customers.

2.2 BRIEF HISTORY

The milestones in the history of the Company are the following:

1968 - The Company is established by the family of Mr. Michael J. Maillis as a Ltd. company.

1976 - The form of the Company changes from a LTD. company to a S.A.

1988 - The Company is presented with an award by the Chamber of Commerce and Industry of Greece for its exports achievements in the period 1985-1987.

1993 - The Company acquired the quality assurance certificate ISO 9002 for "Packaging Steel Band Production and Trade". This certificate is valid through 21-11-1996. The Company was among the 20 first enterprises in Greece to be granted the foregoing certificate and was the first Company in the metallurgy and metal processing industry to have received such a certificate.

1994 - The Company listed its shares in the Parallel Market of the ASE. The first two subsidiaries of MICHAEL J. MAILLIS S.A. are established in the same year; the first with a registered office in Sofia, Bulgaria (August '94) and the second in Bucharest, Romania (December '94). The object of these two companies is to develop a distribution network for Company products in the Balkans. Moreover, the Company also became a producer via M. J. Maillis Romania.

1995 - The first subsidiary Company in Greece was established in March under the name STRAPTECH S.A., the object of which was to study, manufacture and sell automatic packaging machines and assemblies, as well as mechanical equipment for the production of band and other packaging materials.

In the same year, the Ministries for the National Economy and for Industry, Research and Technology approved the five-year business plan (1995 - 1999) to the amount of GRD 4.64 bill. which had been subject to the development law 2234/23a (GGV 195/1995) and was the biggest investment plan of the Company ever approved under that law.

1996 - The Company was reclassified from the Parallel to the Main Market of the Athens Stock Exchange. Moreover, in the same year the Ministry for Development approved the Company's investment plan in the Industrial Zone of Alexandroupoli of a total amount of GRD 1.64 bill. subsidized at 62% for building a plastic strapping band and packaging film production plant (L. 1892/90). Moreover, the ISO 9002 quality assurance certificate was renewed for the 3-year period 1996 - 1999.

1997 - The Company, as part of its expansion into the Balkans, established a new subsidiary Company in Poland with a registered office in Warsaw (March 1997) to market its products in that country. It also established a representative office with a registered office in Brussels with an aim to strengthening its product distribution network.

At the same time, the Company completed its investment plan (Phase A of the IND. ZO. of Alexandroupoli) two years earlier than originally scheduled, thereby marking a spectacular increase in its production capacity while expanding its product range by starting to produce and sell stretch and shrink film.

Two more Company investment plans are approved in the same year regarding the establishment of a natural gas-operated electricity co-generating unit to the amount of GRD 652 mill. at Inofita and in phase B of the investment plan in Alexandroupoli to the amount of GRD 2.5 bill. for the two-year period 1998-1999.

Moreover, in 1997 the Company raised a seven-year Bond Loan with private placement in the London market to the amount of 62 mill. DEM (GRD 9,818,568,000 at the exchange rate as at 31/12/1997) to reschedule its loan liabilities (Current - Long-term).

1998 - A new subsidiary is established in the Czech Republic, M.J. Maillis Czech SRO with a registered office in Prague (April 1998). In that same year, MICHAEL J. MAILLIS S.A. acquired the majority of shares in the Incoplastic S.A. and Rocalu S.A. companies in Spain. Incoplastic S.A. was renamed M.J. Maillis Espana S.A. A new subsidiary is also established in Albania, M.J. Maillis Albania Ltd. Finally, the company's quality assurance system was upgraded in 1998 according to ISO 9001 with validity through 31-12-2003.

1999 - The Company, in line with its strategic expansion, made further acquisitions in England. First, MICHAEL J. MAILLIS S.A. acquired Castlegate, which then acquired the Payne Strapping Systems Division of Bunzl. Plc. The new company created was renamed Payne Strapping Systems Ltd. Payne Strapping Systems Ltd. then merged by acquisition with Elsten Ltd. company.

M.J. Maillis France SAS is established. M.J. Maillis France SAS acquired 100% of Codami SARL and Cerbere Agrafvit S.A. together with the Sovarec Division of Cerbere S.A.. Codami SARL was then renamed Cerbere Sovarec S.A. and acquired the Sovarec division of Cerbere S.A.

OMS Maillis America Inc. is established through the joint venture of MICHAEL J. MAILLIS S.A. and OMS SpA. in the city of Charlotte, North Carolina.

A new subsidiary company is established in Hungary, M. J. Maillis Hungary KFT. The foregoing company acquired the Danubia Pack trademark together with some fixed assets of the company and was renamed Danubia Pack Maillis Group.

Phase B of the Alexandroupoli investment plan to the amount of GRD 2.5 bill. is completed.

In the end of 1999, the Company made the following acquisitions : Siat S.p.A. in Italy at 100% and its subsidiaries (Arte Srl, Gramegna S.p.A., Ipe CO, Combi Packaging Systems, Siat USA), Columbia S.r.l. in Italy at 60%. Siat Spa is a manufacturer of tape carton sealers, stretch strapping machines and tape flexographic printers. Columbia S.r.l. is a strapping machine manufacturer.

2000 - In the course of the year, the Group completed a number of major strategic acquisitions.

Specifically, MICHAEL J.MAILLIS S.A. took one step further towards completing its commercial network in Europe by acquiring 100% of the Austrian company CYKLOP that was renamed CONTIPAK and is the secondary packaging Market Leader in Austria.

The acquisition of the majority interest in the Finnish company OY ASTRAP AB was also completed. The said company together with ASTRAP AB, its Swedish subsidiary at 100%, is trading secondary packaging products.

The acquisition of DF PARTNER SRO in the Czech Republic was completed in May 2000, a company marketing and trading in secondary packaging products and one of the major distributors in the Czech Republic with an extensive sales network.

The acquisition of Sander GmbH was also completed in the same month, a German company designing, manufacturing and selling automatic strapping machines, plastic band, special strapping band, edge board and airbags for product transportation by containers.

It is worth mentioning the considerable investment efforts which started in 2000 in Romania to complete a modern machine production facility based on the machine production know-how of the SIAT and SANDER Group in a lower production cost country. The plant went into operation towards the end of the first semester of 2001.

In July 2000, SIAT SPA in Italy acquired a majority interest in SICME SRL. SICME SRL is a company specializing in the production of machine parts and components.

In September 2000 M.J. MAILLIS POLAND S.P.Zo.o. acquired the business and assets of MARFLEX Sp. Z.o.o. which assigned her the right to use its trade name MARFLEX. Note that MARFLEX Sp. Z.o.o. is the biggest stretch film producer in Eastern Europe and the biggest plastic bag producer in Poland with a high standard printing capability.

The acquisition of the Swedish company Nydens Forpackings AB by Astrap AB, the Swedish subsidiary of MICHAEL J. MAILLIS S.A., trading in secondary packaging products was completed in December 2000.

The company refinanced the bond loan to the amount of 62,000,000 DEM as at 31/12/1999 with a medium-long term syndicated loan in Euros to the amount of 47 mill. maturing and repayable in 2003.

2001 - The first round of acquisitions was completed in 2001, thereby providing integrated end of line solutions. The following strategic acquisitions were made in the course of 2001 :

In May 2001 MICHAEL J. MAILLIS S.A. acquired two Italian companies via its Italian subsidiary SIAT S.p.A.; MEGA S.r.l., a producer of high-technology automated packaging machines for special uses and TAM S.r.l., a producer of machinist products and parts operating at maximum automation.

The acquisition of United Packaging PLC via HELERO BV in England was completed in August 2001. United Packaging PLC is a leader in automated stretch wrapping and stretch film production and sales.

In November 2001, the Company proceeded via HELERO BV to acquire Samuel Strapping Systems (UK) Ltd. in England, who represented the European operations of the Canadian Company Samuel Manu-Tech Inc. Samuel Strapping Systems (UK) Ltd. is a leader in the production and distribution of heavy-duty packaging materials and machines.

It is worth noting that the public offering of the subsidiary company M.J. MAILLIS ROMANIA S.A. was successfully completed on 16/02/01. The capital raised by the company amounted to 1.46 mill. Dollars to finance its investment plan through the offer of 869,311 new shares at 45,000 ROL (USD 1.69 per share).

The new integrated information system (SAP) was also successfully completed in 2001.

2002 - In 2002, which was a year marked by the negative economic climate, the M.J.MAILLIS GROUP achieved a growth rate in the order of 15% and a considerable improvement in its operating profit. The Group invested heavily in the development of new products (mainly machines with competitive and technological advantages) and made any necessary structural changes. The streamlining efforts of the MAILLIS Group continued and were further accelerated in the course of the year, during which several foreign subsidiaries of the Group merged (England, France, Italy, Austria) and production sites were relocated (e.g. from England to Poland, Italy, Greece). As a result of these efforts there was a significant reduction in the production and management costs, which became even more apparent in the course of the Financial Year 2003.

In terms of acquisitions, it is worth mentioning that in April 2002, the company announced the acquisition via its subsidiary EUROPACK S.A. of WULFTEC INTERNATIONAL Inc., the biggest stretch wrapping machine producer in Canada. This first acquisition in North America was the strategic step forward that enabled the MAILLIS Group to export its strong presence outside of Europe.

In April 2002, the Company also announced that its subsidiary SIAT S.p.A acquired 51% of the Dutch Packimpro VOF, which was then renamed SIAT BENELUX B.V.

Moreover, the new packaging machine production line of M.J.MAILLIS ROMANIA, a subsidiary for the Group in Romania, opened in Bucharest in May 2002. The new production line increased the annual production of this plant by 3,500 machines and machine parts, while it was built to assimilate the production capacity in plain packaging machines of the Italian and German production plants.

In June 2002, the Ordinary General Meeting of Company Shareholders deliberated and resolved inter alia the abridgment of the name of the Company from "MICHAEL J. MAILLIS S.A. - Packing Systems" to "M.J.MAILLIS S.A. - Packing Systems" and the corresponding amendment of Article 1 of the Company Articles.

In the course of the year, the Company also made an acquisition of strategic importance, buying out the Fixed Assets and the Brand Name of the Italian F.A.I. S.r.l., a company with a strong presence in the shrinking machine market of Italy and a major exporter to the European and North American markets.

At the end of the year, the Group announced its strategic participation by 30% in the share capital of the Italian 3L S.r.l., a rapidly growing manufacturer of electronic equipment and a software designer for industrial applications.

Moreover, having successfully completed in association with IBM the implementation of the project for establishing the SAP information system in Greece, M.J.MAILLIS S.A. announced the launch of this project in its Italian subsidiaries also (SIAT S.p.A., SICME Srl., MEGA Srl., TAM Srl. and COLUMBIA Srl.). This particular project is part of the efforts of the Group towards the modernization and more efficient operation of its network of subsidiaries, which the Group is also planning to later extend to other Group subsidiaries.

Note that in September 2002, in a survey conducted by Growthplus, the European association of enterprising businessmen, to provide a ranking of the 500 fastest growing businesses in Europe in 2002, in terms of growth and new job position creating potential, of the 27 Greek enterprises participating, M.J.MAILLIS S.A. was considered to be the fastest growing company in Greece, while on a European-wide level, the Company was ranked 19th. In the space of five years, M.J.MAILLIS S.A. brought its staff numbers up from 164 in 1996 to 1,976 in the end of 2001.

2003 - In the course of 2003 which was a particularly difficult year for the world economy with visible signs of recession and with significant events such as the war in Iraq and the revaluation of the Euro, M.J.MAILLIS S.A. pursued and completed its restructuring and streamlining plan for its network of subsidiaries primarily aimed at improving substantially costs and expenses. The Company proceeded to make sizeable industrial investments, primarily in Italy (SIAT S.p.A) as well as in high-cost infrastructure and restructuring investments. More specifically :

Its subsidiary SIAT S.p.A. completed in Italy the merger by acquisition of the company's subsidiary ARTE S.r.l., under which the total assets and liabilities of ARTE S.r.l together with all the relations at law thereof were transferred to its sole shareholder SIAT S.p.a.

In the framework of the reorganization of its product marketing channels in America, the Company announced in April 2003 the establishment of a joint venture via its subsidiary WULFTEC INTERNATIONAL INC. under the name "Maillis Strapping Network Llp (MSN)".

In May 2003, the Company announced the acquisition of the remaining 40% of the share capital of its subsidiary COLUMBIA Sr.l. by its old shareholders.

In June 2003 in line with the restructuring line under way for the Company subsidiaries in Spain for the purposes of the said merger M.J.MAILLIS S.A., the sole shareholder of the company M.J.MAILLIS ESPANA SL, participated in the increase of the share capital thereof by contributing all of the shares held by ROCALU S.L. as the sole shareholder thereof and then M.J.MAILLIS ESPANA SL proceeded to acquire by absorption ROCALU S.L. As a result of the foregoing, M.J.MAILLIS ESPANA SL is the sole operating subsidiary of M.J.MAILLIS S.A. in Spain.

In July 2003, NYDENS FORPAKINGS AB, a Swedish subsidiary of M.J.MAILLIS S.A., merged with another company subsidiary, M.J.MAILLIS SVERIGE AB. Under the said merger the total assets and liabilities of the merged NYDENS FORPAKINGS AB was transferred to M.J.MAILLIS SVERIGE AB and consequently the latter is now the sole active subsidiary of M.J.MAILLIS S.A. in Sweden.

In September 2003, the procedure for changing the name of the subsidiary of M.J.MAILLIS S.A. in Poland from "Marflex M.J.Maillis Group S.p.Zoo" to "Marflex M.J.Maillis Poland S.p.Zoo" as well as of its subsidiary in Hungary "Danubia Pack M.J.Maillis Group Kft" to "M.J.Maillis Hungary Packing Systems Ltd" was completed so that all Group companies may share the same identity.

The SAP information system was established in the Company's subsidiaries in Italy in association with IBM in October 2003. This project was carried out with a view to modernizing and streamlining the Company's subsidiary network operations by way of creating a common database, central control and reporting. On completion of this project the necessary infrastructure is now in place for adopting e-business solutions. The Company is planning to further expand the installation of the information system to other Group subsidiaries.

In 2003 the share capital increases of the subsidiaries under the name "CONTIPAK GmbH" in Austria and "M.J.MAILLIS SVERIGE AB" in Sweden were also completed.

2.3 COURSE OF SHARE CAPITAL

The Company's share capital amounts to Euro 55,386,094.40 divided into 72,876,440 ordinary registered shares of a nominal value of Euro 0.76 each.

The table that follows is a summary of Company share capital increases :

TABLE OF SHARE CAPITAL INCREASES

Company Share Capital (Amounts in GRD)

GM or BoD Date.	GGV Number	Number of Shares	Total Number of Shares	Nominal Share Value	Share Offering Price	By Cash Payment	By Capitalization of Reserves and Fixed Asset Revaluation	Post-Increase Share Capital
1976	86/1976	13,000	13,000	1,000	1,000	13,000,000		13,000,000
28/6/1978	2983/1978	2,000	15,000	1,000	1,000	2,000,000		15,000,000
8/3/1979	540/1979	10,000	25,000	1,000	1,000	10,000,000		25,000,000
23/12/1982	622/1983	8,620	33,620	1,000	1,000	4,530	8,615,470	33,620,000
28/4/1986	2329/1986	6,150	39,770	1,000	1,000	0	6,150,000	39,770,000
15/6/1989	3415/89	55,310	95,080	1,000	1,000	4,136	55,305,864	95,080,000
15/6/1989	3415/89	100,000	195,080	1,000	1,000	100,000,000		195,080,000
17/10/1990	4297/90	235,000	430,080	1,000	1,000	235,000,000		430,080,000
30/12/1992	394/1993	12,780	442,860	1,000	1,000	1,499	12,778,501	442,860,000
29/6/1993	5770/1993	99,025	541,885	1,000	1,000	3,952	99,021,048	541,885,000
11/2/1994	1511/1994	2,167,540	2,167,540	250				541,885,000
11/2/1994	1511/1994	405,660	2,573,200	250	1,000	101,415,000		643,300,000
8/3/1995	668/1995	257,320	2,830,520	250	2,900	64,330,000		707,630,000
19/10/1995	6815/1995	2,830,520	5,661,040	250			707,630,000	1,415,260,000
2/5/1996	6208/1996	900,000	6,561,040	250	2,100	225,000,000		1,640,260,000
27/6/1997	6394/1997	1,312,208	7,873,248	250			328,052,000	1,968,312,000
29/4/1998	2235/1998	10,235,222	18,108,470	250	5,500	590,493,500	1,968,312,000	4,527,117,500
6/5/1999	2999/1999	18,108,470	36,216,940	250			4,527,117,500	9,054,235,000
15/12/1999	292/2000	18,108,470	54,325,410	250			4,527,117,500	13,581,352,500
15/12/1999	292/2000	18,108,470	72,433,880	250	2,800	4,527,117,500		18,108,470,000
TOTAL		**72,433,880**		**250**		**5,868,370,117**	**12,240,099,883**	**18,108,470,000**

Company Share Capital (Amounts in Euro)

GM or BoD Date.	GGV Number	Number of Shares	Total Number of Shares	Nominal Share Value	Share Offering Price	By Cash Payment	By Capitalization of Reserves and Fixed Asset Revaluation	Post-Increase Share Capital
		72,433,880	72,433,880			17,221,922.57	35,921,056.15	53,142,978.72
6/6/2002	6894/2002	72,433,880		0.76			1,906,770.08	55,049,748.80
24/12/2002	428/2003	213,780	72,647,660	0.76	1.00	162,472.80		55,212,221.60
3/12/2003	250/2004	228,780	72,876,440	0.76	1.00	173,872.80		
TOTAL		**72,876,440**		**0.76**		**17,558,268.17**	**37,827,826.23**	**55,386,094.40**

The majority of Company shares are owned by Mr. Michael Maillis and Horqueta Holdings Limited with a total share of approximately 55%. All shares carry a right of vote. The Company is a member of M.J.MAILLIS Group and is the Group's Parent Company.

2.4. EQUITY - BOOK VALUE OF THE COMPANY SHARE

M.J.MAILLIS S.A. EQUITY	2003
	(in mill. Euro)
Number of Shares	72,876,440
Nominal Share Value (€)	**0.76**
Share Capital	55,386,094
Share Premium Reserve	144,932,105
Other Reserves	4,837,671
Total Equity	**205,155,870**
Book Value per Share (€)	**2.82**

M.J.MAILLIS GROUP EQUITY	2003
	(in mill. Euro)
Number of Shares	72,876,440
Nominal Share Value (€)	**0.76**
Share Capital	55,386,094
Share Premium Reserve	144,932,105
Other Reserves	-78,485,156
Total Equity	**121,833,043**
Book Value per Share (€)	**1.67**

M.J.MAILLIS GROUP EQUITY *	2003
	(in mill. Euro)
Number of Shares	72,876,440
Nominal Share Value (€)	**0.76**
Share Capital	55,386,094
Share Premium Reserve	144,932,105
Other Reserves	41,909,308
Total Equity	**242,227,507**
Book Value per Share (€)	**3.32**

* According to Note No. 10 of the Published Balance-Sheet for 2003 on the Consolidated Equity of the Group.

2.5 MARKET VALUATION OF SHARE

The table that follows is a summary of the key statistical data on the progress of the Company's share in the period 02/01/2003 through 31/03/2004. During the said period the mean share closing price was 3.17 Euro while the highest closing price stood at 4.24 Euro and the lowest at 2.40 Euro.

The total trading volume of the Company reached 33,317,647 shares while the total trading value amounted to 106,722,655 Euro.

During the session of March 31st, 2004 the Company's share close at 2.89 Euro and the General Index of the Athens Exchange close at 2,370.65 units.

Month	Share Closing Price (€)*	Total Monthly Trading Volume (in shares)	Trading Volume as a percentage of the total S.C.	Value of Total Monthly Trading Volume (€)	General Index*	FTSE 40*	FTSE 140*	Basic Metals Index*
31/01/2003	3.24	991,293	1.36%	3,594,001	1,683.59	1,714.20	1,903.43	378.94
28/02/2003	2.59	1,085,746	1.49%	3,091,666	1,614.06	1,643.00	1,805.17	379.90
31/03/2003	2.44	1,824,511	2.50%	4,685,770	1,467.30	1,547.00	1,625.48	361.51
30/04/2003	2.71	1,318,144	1.81%	3,604,661	1,691.52	1,782.30	1,925.82	396.51
30/05/2003	2.61	4,153,503	5.70%	11,881,386	1,707.54	1,798.30	1,954.03	388.83
30/06/2003	2.98	4,142,598	5.68%	12,367,802	1,892.04	2,032.60	2,192.14	435.38
31/07/2003	3.42	2,503,360	3.43%	8,062,670	2,158.64	2,338.70	2,539.50	485.31
29/08/2003	3.30	2,956,928	4.06%	10,663,046	2,210.57	2,424.80	2,617.26	482.33
30/09/2003	2.74	2,226,709	3.06%	6,621,617	2,019.76	2,126.10	2,342.17	403.68
31/10/2003	2.89	1,038,410	1.42%	3,020,552	2,121.06	2,309.50	2,475.90	419.56
28/11/2003	3.06	1,171,630	1.61%	3,677,863	2,170.05	2,325.00	2,531.91	432.08
31/12/2003	3.12	1,812,670	2.49%	5,518,176	2,263.58	2,377.10	2,668.98	434.30
30/01/2004	4.08	4,496,152	6.17%	17,467,852	2,432.58	2,555.10	2,874.71	493.77
27/02/2004	3.66	1,470,695	2.02%	5,803,216	2,451.50	2,384.80	2,851.34	446.82
31/03/2004	2.89	2,125,298	2.92%	6,662,377	2,370.65	2,235.42	2,747.09	389.45
TOTAL		**33,317,647**	**45.72%**	**106,722,655**				

* closing price on the last working day of each month

The graphs that follow track the progress of the Company's share as well as the daily trading volumes (in shares and value) for the period 02/01/2003 - 31/03/2004.


Share Price Evolution - Volume of Transactions
€ / Share
Volume of Transactions in shares
4,5
4
3,5
3
2,5
2
1,5
1
0,5
0
1.200.000
1.000.000
800.000
600.000
400.000
200.000
0
an-03 Feb-03 Mar-03 Apr-03 May-03 Jul-03 Aug-03 Sept-03 Oct-03 Nov-03 Dec-03 Jan-04 Feb-04 Mar
Volume of Transactions
Share Closing Price


Share Price Evolution - Trading Value
€ / Share
Trading value in €
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Jan-03 Feb-03 Mar-03 Apr-03 May-03 Jun-03 Jul-03 Aug-03 Oct-03 Nov-03 Dec-03 Jan-04 Feb-04 Mar-04
Trading Value
Share Closing Price

The graph that follows charts the course of the Company's share in relation to the corresponding course of the General Index, the FTSE - Mid 40 index, the FTSE/ASE 140 index and the Basic Metals Index for the period 02/01/2003 - 31/03/2004, following a conversion with a base of 100 and the 02/01/2003 as the base date


SHARE PRICE EVOLUTION - GENERAL INDEX -- FTSE 40 - FTSE 140 - BASIC METALS INDEX
160
140
120
100
80
60
40
20
0
Jan-03 Feb-03 Mar-03 Apr-03 May-03 Jun-03 Jul-03 Aug-03 Sep-03 Oct-03 Nov-03 Dec-03 Jan-04 Feb-04 Mar-04
M.J.MAILLIS S.A.
GENERAL INDEX
FTSE 40
FTSE 140
BASIC METALS INDEX

2.6 SHAREHOLDER COMPOSITION

I. FREE FLOAT

The Company share has a high free float index. The total number of Shareholders as at 31.03.2004 stood at 15,226. The table that follows shows the share float as at 31.03.2004.

	SHAREHOLDERS		SHARES	
	Number	**%**	**Number**	**%**
0<SHARES<=100	3,004	19.73	220,198	0.30
100<SHARES<=1,000	9,689	63.63	4,223,888	5.80
1,000<SHARES<=10,000	2,337	15.35	6,267,513	8.60
10,000<SHARES<=100,000	156	1.02	4,369,358	6.00
100,000<SHARES<=1,000,000	33	0.22	9,137,106	12.54
1,000,000<SHARES	7	0.05	48,658,377	66.77
TOTAL	**15,226**	**100.00**	**72,876,440**	**100.00**

II. SHARE DISTRIBUTION AS AT 31.03.2004

The composition of company shareholders based on the shareholders' register as at 31.03.2004 is shown below :

NAME	SHARES	PERCENTAGE%
MICHAEL MAILLIS	18,890,683	25.92
HORQUETA HOLDINGS LTD	21,058,024	28.90
OTHER INVESTORS	32,927,733	45.18
TOTAL	**72,876,440**	**100.00**

Regarding HORQUETA HOLDINGS LIMITED, the Company is reporting the following : HORQUETA HOLDINGS LIMITED was established in 1992 with a registered office originally in Dublin, Ireland and ever since 1999 on the British Virgin Islands. HORQUETA HOLDINGS LIMITED is a Holding company, where Mr. Michael Maillis holds a majority interest and is represented by NWT MANAGEMENT S.A. Being a holding company, HORQUETA HOLDINGS LIMITED is not involved in any kind of production or commercial activity.

Over the past three years (2001 - 2003) there has been no change in the share capital composition of 3% or more.

2.7 ACQUISITION OF OWN SHARES

According to article 16 par. 5 and 6 of CL 2190/1920 and the resolution of the Extraordinary GM of Company Shareholders as at 21.12.2000 and the BoD resolution as at 15.01.2001, the Company was entitled to acquire Own Shares of 10% (namely 7,243,388 shares) of its total Share Capital with a view to support the market valuation of the share for the period from 30.1.2001 through 20.06.2002. The Ordinary General Meeting of Company Shareholders held on 06.06.2002 resolved the early termination of the above mentioned period by a few days and specifically it resolved the termination of the specific period on 06.06.2002. According to the foregoing in the period from 30.01.2001 through 06.06.2002 the Company acquired 1,638,850 Own shares with a mean cost value of five Euro and fifty cents (Euro 5.50), which corresponded to 2.26 % of the Company share capital. The Board of Directors advised the Shareholders at the General Shareholders Meeting of 06.06.2002 of the list of Shareholders from which the above mentioned shares have been bought.

Moreover, the Ordinary General Meeting of Shareholders of 06.06.2002 resolved that the Company shall again Acquire Own Shares in accordance with article 16 par. 5 and 6 of CL 2190/1920, with the aim of supporting the share market value by acquiring up to 7% of the total number of shares, namely up to 5,070,371 shares, within the next 12 months from the above date, at a maximum price of nine Euro (Euro 9,00) and a minimum price of four Euro (Euro 4,00) per share.

At the Extraordinary General Meeting of March 31st, 2003 Company Shareholders resolved the early termination of the foregoing period for the acquisition of Own Shares and specifically resolved that the above period end on 31.03.2003. Further to the resolution as above, the Company notified that during the period from 08.07.2002 through 31.03.2003 it acquired 614,650 Own Shares corresponding to 0.84% of the total Company share capital at a mean cost value of four Euro fifty-one cents (Euro 4.51). The Chairman of the General Meeting advised the Shareholders of the list of Shareholders from which the above mentioned shares have been bought.

The Extraordinary General Meeting of Shareholders of 31.03.2003 resolved to assign a third term for the acquisition of Own Shares aiming to further support the share market value. The lowest acquisition price was set to one Euro (Euro 1.00) and the highest at nine Euro (Euro 9.00). In consequence of the above, it was resolved that the Company would acquire Own Shares up to 6.90% of the total number of shares, namely 5,012,688 shares and during the period from 14.04.2003 through 30.03.2004.

In accordance with the foregoing resolution, through 31.12.2003 the company had acquired 2,642,440 Own Shares at a mean cost value of four Euro and ninety-two cents (Euro 4.92).


SANDER

Sander Vario Master 9460TL HV

3.1 OBJECT OF OPERATIONS

The main object of Company operations is the production of metal strapping steel band (strap), plastic (PET and PP) strapping band and the production of stretch and shrink film.

The term "packaging steel band" is used to describe any metal strapping band made of steel and used to close, seal and support the packaging of heavy industrial products. The European Standardization Commission C.E.N. (Comite Europeen de Normalisation) set up to establish and standardize European specifications has designated the following three types of packaging steel band :

a. Cold-rolled, without heat treatment.
b. Cold-rolled, with heat treatment.
c. Cold-rolled, with strong heat treatment

and the following types of plastic band :

a. Polypropylene plastic band (PP STRAP)
b. Polyester plastic band (PET STRAP)
c. Polyamide plastic band (PA STRAP)

The basic raw materials bought by the Company per product type are :

A) Strapping Steel Band (Metal Strap)
For Metal strap production, the Company buys Hot-rolled Steel Band. It is delivered in Coils of a maximum diameter of 2000 mm weighing 20 - 25 tons.

B) Plastic Strapping Band (Plastic Strap)
1. Polypropylene Strap (PP)
Strap is made from Polypropylene (PP).

2. Terepthalic Polyester Strap (PET)
Recycled PET is either produced from PET Bottles which are cut up and washed at the Company facilities or bought ready cut up.

C) Stretch Film
Stretch film is made from Linear Low Density Polyethylene (LLDPE). Three main types are used for its production, namely Butene, Exene and Octene.

D) Shrink Film
Shrink Film is produced from Low Density Polyethylene (LDPE).

Apart from the above products which are made in Greece, production facilities in Europe and N. America make : plastic strapping band - PP and PET - (M.J.MAILLIS (UK) LTD.), stretch film and plastic bags (M.J.MAILLIS POLAND S.P. ZOO), shrink film and packaging machines (M.J.MAILLIS ROMANIA S.A.), plastic strapping band -PP- (M.J.MAILLIS ESPANA S.L.), plastic strapping band (PP and PET), edgeboards, special strapping belts, heads and automatic packaging machines (SANDER GmbH), cardboard carton sealing machines (SIAT SPA), automatic stretch wrapping machines (SIAT SPA, WULFTEC INTERNATIONAL INC.), tape flexographic printers and "dispensers" (SIAT SPA), shrinking machines (SIAT SPA), packaging tools for metal and plastic strapping band applications (COLUMBIA SRL), packaging machine parts and spare parts (SICME SRL) while COMBI PACKAGING SYSTEMS is an integrated end of line packaging solutions assembler.

3.2 QUALITY CONTROL & ASSURANCE

The Quality Control and Assurance System of the M.J.MAILLIS S.A. Plant in Inofita, Viotia, which has been ISO certified for ten years (1993 - 2003), as well as the respective systems adhered to by all M.J.MAILLIS S.A. plants, serve as a warranty for the consistently high quality of the Company's products and services.
The Inofita Plant Quality System received ELOT's EN ISO 9000:2000 certification in December 2003. Following the establishment of the production units in Alexandroupoli and the beginning of plastic packaging film production (both stretch and shrink film), the Company has unfailingly focused on the production of high-quality packaging products.
Customer satisfaction is the core priority in the Company's Quality Policy platform and a commitment undertaken by every member of staff at all levels.
The Company's extensive product range allows for the selection of appropriate solutions to suit each customer's particular applications. The regular supply of technical know-how, the assessment system employed for samples of materials, and the tests to which commercial samples are submitted, all contribute towards upholding this function.
The entire organization is focused on the realization of the customer's identified and confirmed needs within the optimum time frame.
Well-founded business alliances with established foreign and domestic firms ensure a constant supply of raw and secondary materials, which are invariably subjected to thorough control.
A system of multiple checks and tests is used at each stage to monitor the production process.
Each production activity is recorded through a barcode system and all data are integrated into the Company's ERP (SAP) system, providing for full product tracking.
The quality of the end-product is checked at two levels, both in the course of production and after completion.
Total customer satisfaction in terms of individual requirements is ensured at yet a third control level whereby, apart from the thorough checking of product specifications and operation, the packaged product is checked at shipping for full compliance with safe transport specifications.
The structure of the system allows for the prompt detection of any discrepancies and identification of their causes, thus providing for immaculate product management and constant improvement through a regularly revised preventive and corrective action plan.
Continuous communication with the customer and the provision of technical solutions, advice and recommendations, through both the Company's help line and 'on-site' support, ensure that the advanced level of interaction with each customer is sustained after delivery of the product.

3.3 SALES

According to 2003 data, the Company exports 90% of its annual production to the European and world markets. In response to the heavy international competition, the Company has built an extensive sales network abroad.

The Company distributes its products for heavy-duty packaging applications 66% via independent distributors of secondary packaging products and 34% via its subsidiaries.

As far as light packaging products are concerned, 85% of the Company products are sold via its subsidiaries and 15% via independent distributors.

The table below shows Company exports per geographical region as a percentage of total sales for the financial years 2001-2003.

M. J. MAILLIS S.A. (SALES PER GEOGRAPHICAL REGION %)			
GEOGRAPHICAL REGION	**2003**	**2002**	**2001**
EUROPE	79.6	77.2	74.7
AMERICA	10.2	12.4	12.4
MIDDLE EAST	3.9	3.4	5.3
FAR EAST	0.0	0.0	0.1
OTHER	6.3	7.0	7.5
TOTAL	**100.0**	**100.0**	**100.0**

The Company manufactures and trades in products sold to steelworks, pipe makers, wire makers, industries making building materials, timber, aluminum, paper, food and beverages and other industries, offering them a complete end-of-line solution in secondary packaging.

As already mentioned, 90% of Company production (in volume) is exported to countries in Europe, Asia, the Middle East, America and Africa.

Respectively, 97% of M.J.MAILLIS GROUP sales are realized in the European and world markets.

3.4 STAFF IN EMPLOYMENT

To meet more efficiently the ever increasing needs of production, M.J.MAILLIS S.A. has employed selected managers, employees, workers and technicians while gradually upgrading its human resources by hiring expert scientists.

The mean number of Company staff over the past three years has changed as follows :

	2003	2002	2001
Administrative Staff	121	129	53
Sales Staff	18	20	18
Workers and Technicians	256	263	310
Mean Number of Staff	**395**	**412**	**381**

The mean number of M.J.MAILLIS GROUP staff over the past three years has changed as follows :

	2003	2002	2001
Administrative Staff	964	994	1055
Workers & Technicians	1072	1136	920
Mean Number of Staff	**2036**	**2130**	**1975**

The Company's staff policy aims to use human resources more efficiently while maintaining high levels of employee satisfaction. Human resources are highly valued by the company. For this reason, M.J.MAILLIS S.A. is committed to secure good working conditions for its staff while applying meritocratic criteria to staff advancement.

The table below is a breakdown of M.J.MAILLIS S.A. staff members in the past three years (based on data as at December 31st of each year) per educational level :

	2003	2002	2001
Postgraduate Degree Holders	18	20	24
University Graduates	37	34	43
Polytechnic Graduates	22	20	12
Other	307	328	322
Total	**384**	**402**	**401**

Expenditures per staff employment category for the period 2001 - 2003 are shown in the following table :

	2003	2002	2001
			(in mill. Euro)
Wages	9,1	8,8	7,8
Social Security Charges and Benefits	2,1	2,0	1,8
Total	**11,2**	**10,8**	**9,6**

The Company holds an insurance policy contract for its staff with UNIVERSAL LIFE. The above mentioned contract provides life and private medical insurance to the company's staff members.

3.5 INVESTMENTS

I. Investments for the Period 2001 - 2003

The table below shows a breakdown of Company investments in fixed assets over the past three years :

	2001	2002	2003	2004 (1st Quarter)
				(in mill. Euro)
Share Capital Increases in Subsidiaries	40.39	56.30	3.00	
Acquisitions of Foreign Companies	0.24		2.80	
Land				
Buildings & Technical Works	0.41	0.49	0.13	
Machines, Technical Facilities and Other Mechanical Equipment	8.11	4.85	4.62	0.77
Transportation Means	0.16	-0.06	-0.13	
Furniture and Fixtures	0.19	0.22	0.18	
Total	**49.50**	**61.80**	**10.60**	**0.77**

All major investments realized by the Company in the period 2001 - 2003 are cited below :

1. NATURAL GAS PROJECT

An investment totaling 1.9 mill. Euro was approved and subsidized at 35%, namely by 0.7 mill. Euro. The total cost of the investment was to the amount of 3.6 mill. Euro while the amount of the subsidy has now been collected.

2. EXPANSION & UPGRADING OF STRAPPING (PET) BAND PRODUCTION LINE WITH THE ESTABLISHMENT OF A NEW PRODUCTION LINE

The size of the investment amounts to 4 mill. Euro and comes under L. 2601/98 with a subsidized interest rate at 30% for a 2.5 mill. Euro loan and the creation of a tax-free reserve. The starting date for the investment was 28/12/1999 and the end date was 31/11/2002. The investment was completed on 6/11/2002 with a total final cost of 3.9 mill. Euro..

3. EXPANSION & UPGRADING OF STRAPPING PET (PP) BAND PRODUCTION LINE WITH THE ESTABLISHMENT OF A NEW PRODUCTION LINE :

The size of the investment amounts to 3.6 mill. Euro and comes under L. 2601/98 with a subsidized interest rate at 30% for a 2.5 mill. Euro loan. The starting date for the investment was 01/01/2001 and the end date is 31/12/2005. Through 31/12/2002 the cost of the investment stood at 5.6 mill. Euro.

4. EXPANSION AND UPGRADING OF OTHER PRODUCTION UNITS

During the last three years, investments in the enhancement of Steel Strap production capacity and quality have been in the region of two million Euro (2 mill. Euro). The Company has further undertaken a 0.7 million Euro investment in fixed infrastructure works and engineering equipment in the Inofita plant pertaining to staff health and safety, fire prevention and safety, energy saving and environmental protection works.

Investments of 1.1 million Euro were also undertaken for the Alexandroupoli stretch film and shrink film plant, pertaining to the enhancement of production and the improvement of product quality.

II. 2004 - 2005 investment plan

In anticipation of the higher growth rates in global markets, the Company intends to pursue an investment plan over the next two years involving, among other goals, the enhancement of its production capacity, the improvement of quality and productivity, environmental protection, and staff health and safety.

Investment plans for the Inofita industrial plant include:

- Installation of a new production line for polyester strap (PET), amounting to approximately 2.5 million Euro.
- Upgrading of the metal strap production process through the introduction of automated systems, amounting to approximately 400 thousand Euros.
- Staff health and safety improvement works.
- Fire safety system improvements.

Investment plans for the Alexandroupoli industrial plant include:

- Expansion and upgrading of production line II for plastic stretch film for the on-line production of plastic stretch film hand rolls, amounting to approximately 800 thousand Euros.
- Increase of the production capacity of production line III for plastic stretch film and enhancement of the productivity of the other lines, amounting to approximately 200 thousand Euros.
- Staff health and safety improvement works.

3.6 RESEARCH & DEVELOPMENT

In the course of the past year, M.J. MAILLIS Group consistent with its dedication to continuous improvement, proceeded to considerable investments in the development of new products (primarily in the technologically demanding sector of strapping machines) and the reorganization and automation of major parts of the Group's production units in Italy, Germany and the United Kingdom.

Through these investments, the Group aspires to attain a further growth in its sales figures and profitability ratios.


2201

Mancon 2201

4.1 ORGANIZATIONAL STRUCTURE OF THE GROUP

The organizational structure of M.J.MAILLIS Group is depicted in the following organization chart :


BOARD OF DIRECTORS
GROUP INTERNAL AUDIT
GROUP CEO Michael J. Maillis
LEGAL COUNSEL
GROUP CFO & HUMAN RESOURCES
GROUP SALES & MARKETING
GROUP SUPPLY CHAIN
GROUP INFORMATION TECHNOLOGY
GROUP HUMAN RESOURCES
MERGERS & ACQUISITIONS
TREASURY
FINANCIAL CONTROL
MIS & PLANNING
INVESTOR RELATIONS
INTERNAL LEGAL
GROUP EXPORTS
GROUP MARKETING
BUSINESS DEVELOPMENT
INTERNATIONAL KEY ACCOUNTS
GROUP PURCHASING
GROUP LOGISTICS
GROUP ENGINEERING
BUSINESS UNIT GREECE
BUSINESS UNIT ITALY
BUSINESS UNIT GERMANY
BUSINESS UNIT U.K.
BUSINESS UNIT WEST EUROPE
BUSINESS UNIT EAST EUROPE
BUSINESS UNIT NORTH AMERICA

4.2 BOARD OF DIRECTORS

According to article 9 of the Charter, the Company is managed by a Board of Directors consisting of a minimum of three (3) and a maximum of seven (7) members.

The present Board of Directors has five members and was elected by resolution of the Ordinary General Meeting of Shareholders on 06/06/2002 for a term ending at the time of the Ordinary General Meeting of Shareholders to be held in 2006. At the meeting held on 26/05/2003 the Board of Directors of the Company appointed its executive and non-executive members and the Ordinary General Meeting of Shareholders of 28/05/2003 appointed the independent members of the Board of Directors subject to the provisions of L. 3016/2002 on Corporate Governance.

Further to the above, the Board of Directors of the Company is composed of :

Michael J. Maillis,	Chairman of the Board and CEO
Charalambos Stavrinoudakis,	Vice-Chairman of the Board
Michael Panagis,	Member
Sotirios Orestides,	Independent non-executive Member
Pier Matteo Guella,	Independent non-executive Member

The curricula vitae of the members of the Board of Directors of the company are as follows :

Executive Members of the Board of Directors

• Michael J. Maillis

Chairman of the Board of Directors, Group Managing Director and Chief Executive Officer. An Iron Metallurgy Engineer with past experience in German Steelworks having specialized in the development of new steel types.

• Charalambos Stavrinoudakis

Vice-Chairman of the Board of Directors & Group CFO and Human Resources Director. A graduate of the Athens Higher School of Economics and Commerce holding an MBA from the Athens Higher School of Economics and Commerce and the Erasmus University, Rotterdam. A former executive at Shell-Hellas S.A. and Shell International, London.

• Michael Panagis

BoD Member & Group Sales and Marketing Director. A Chemical Engineering Graduate from the Athens Technical University, with postgraduate studies in Management Science at Imperial College, London.

Independent non-Executive Members of the Board of Directors

• Sotirios Orestides

A graduate from the Higher School of Commerce with several years of managerial experience in the Finance Departments of big companies such as Johnson & Son Ltd and Hellenic Steel. A BoD member and an associate of Solid SA.

• Pier Matteo Guella

A University graduate in Engineering and a former Sales and Commercial Manager for SIAT S.p.A. and General Manager for the same company as well as for Gramegna S.p.A through 2001.

For specific actions set out in detail in the act of the Board of Directors, the Company is represented by the following officers : Michael J. Maillis, Charalambos A. Stavrinoudakis, Michael N. Panagis, Paraskevi K. Botsi, Nikitas I. Glykas, Petros I.-S. Delis, Sotiris I. Leonardos, Theodoros G. Papaglastras, Georgios K. Kondylis, Nicholaos B. Maroulis, Anastassios E. Petroutsas, Konstantinos D. Kostoglou, Angeliki L. Gerardou, Apostolos D. Sagiakos.

The correspondence address of the members of the Board of Directors and the Company Managers is the address of the head offices of the Company at 5, Xenias & Charilaou Trikoupi St., GR-145 62, Kifissia.

All members of the Board of Directors and all Company Managers are Greek except for Pier Matteo Guella who is an Italian national. There is no affinity up to the second line of kinship among the members of the Board of Directors or Company Managers.

4.3 STOCK OPTIONS OFFERED TO COMPANY STAFF AND MEMBERS OF THE BOARD OF DIRECTORS

Pursuant to the decision of 06.06.2002 of the Annual Ordinary General Meeting of the Shareholders of M.J. MAILLIS S.A., the Company has introduced a plan to offer shares to the members of the Board of Directors and to top executives of the Company and its subsidiaries by way of stock options. The maximum number of shares which may be issued under the plan may not exceed a cumulative total of 7,200,000 in the course of the next three years, until 31.12.2005. The price at which the stock option may be exercised has been set at one (1.00) Euro per share. Parties entitled to exercise such right may do so in November every year by means of the Stock Option Certificates. In December every year the Board of Directors issues shares and delivers them to any Parties that have exercised the Right, increasing the Share Capital respectively.

Subject to the above and pursuant to article 13 para 9 of Law 2190/1920 and the decision of 06.06.2002 of the Company's Shareholders' General Meeting: (a) nine (9) top management executives of the Company exercised their stock option rights and by the decision of the Company's Board of Directors of 24.12.2002 the Company's Share Capital was increased by an amount of Euro 162,472.80 which was paid in cash and 213,780 new ordinary registered shares of a nominal value of Euro 0.76 each and an exercise price of Euro 1.00 each were issued; and (b) ten (10) top management executives of the Company exercised their stock option rights and by the decision of the Company's Board of Directors of 3.12.2003 the Company's Share Capital was increased by an amount of Euro 173,872.80 which was paid in cash and 228,780 new ordinary registered shares of a nominal value of Euro 0.76 each sold and an exercise price of Euro 1.00 each were issued.

4.4 CORPORATE GOVERNANCE - INTERNAL CONTROL

Business world sentiment, both in Greece and worldwide, has recently been influenced in terms of the implementation of Corporate Governance, in particular as a result of the disclosure of instances of lack of transparency and the release of intentionally misleading information by major corporations with an aim to serve the interests of their management.
The Management of the Company has adopted an active policy of compliance with the principles of Corporate Governance and internationally accepted 'best practices' and has introduced an internal control system aspiring:

- To unremittingly add value to the company and the investor-shareholder.
- To equally promote the interests of all shareholders.
- To promptly and properly inform investors.
- To ensure the effective management of the Company by the members of the Board of Directors and other corporate executives in order to accomplish medium-to-long-term growth of the Company's business activity.

In June 2003, by decision of the Board of Directors, the Company's Internal Control function was accordingly restructured into an Internal Audit Department and a new Internal Auditor was appointed.
The Internal Audit Department's foremost scope is to review and assess the adequacy, effectiveness and efficiency of the internal control system, to uphold the quality of the results attained in the course of designated duties, and:

- To ensure information accuracy and integrity.
- To review systems and procedures, laws, regulations and by-laws in force and to assess compliance therewith.
- To assess asset safeguarding systems.
- To appraise the cost-effective and efficient use of resources.
- To assess whether the systems and operations in place comply with the goals set by the Company and the Group.

4.5 PARTICIPATIONS OF BoD MEMBERS AND PRINCIPAL SHAREHOLDERS IN THE BOARD OR / AND THE SHARE CAPITAL OF OTHER COMPANIES

The table that follows shows the participations of Board Members and of the Principal Company Shareholders (holding more than 10% of the company's share capital) in the Management or / and the Share Capital of other companies.

Board Member or/and Principal Shareholder	Participating Company	Position held in the Board of Directors	Participation Share
Michael J. Maillis	STRAPTECH S. A.	Chairman of the Board and CEO	1.00%
	MARFLEX - M.J.MAILLIS POLAND SpZOO	Chairman of the Board	-
	M. J. MAILLIS FRANCE SAS	Administrator	-
	M. J. MAILLIS ESPANA S.L.	Chairman of the Board	-
	M. J. MAILLIS ROMANIA S.A.	Chairman of the Board	-
	M.J.MAILLIS BULGARIA EOOD	Chairman of the Board	-
	HELERO BV	Administrator	-
	M. J. MAILLIS ALBANIA LTD	Administrator	-
	EUROPACK S.A.	Chairman of the Board	-
	SIAT S.p.A	Chairman of the Board	-
	GRAMEGNA S.p.A (dormant)	Chairman of the Board	-
	SICME SRL	Chairman of the Board	-
	SIAT USA	Chairman of the Board	-
	MEGA SRL	Chairman of the Board	-
	COLUMBIA SRL	Chairman of the Board	-
	CONTIPAK GmbH	Chairman of the Board	-
	SANDER PACKAGING B.V.	Chairman of the Board	-
	M.J.MAILLIS FINLAND OY	Chairman of the Board	-
	M.J.MAILLIS SVERIGE AB	Chairman of the Board	-
	M.J.MAILLIS (U.K.) Ltd.	Chairman of the Board	-
	MAILLIS SANDER GMBH	Administrator	-
	MAILLIS HOLDING GMBH	Administrator	-
	WULFTEC INTERNATIONAL INC.	Chairman of the Board	-
	WULFTEC INVESTMENT LTD	Administrator	-
Sotirios Orestides	SOLID COMMUNICATION S.A.	Board Member	-
Horqueta Holdings Limited	-	-	-
Pier Matteo Guella	SIAT USA INC	Board Member	-
Charalambos Stavrinoudakis	M.J.MAILLIS ROMANIA S.A	Board Member.	-
	MARFLEX - M.J.MAILLIS POLAND SpZOO	Board Member	-
	EUROPACK S.A.	Board Member	-
	SIAT S.p.A.	Board Member	-
	M.J.MAILLIS ESPANA S.L.	Board Member	-
	GRAMEGNA S.p.A. (dormant)	Board Member	-
	CONTIPAK GmbH	Board Member	-
	WULFTEC INTERNATIONAL INC.	Board Member	-
	SANDER PACKAGING B.V.	Board Member	-
	M.J.MAILLIS CZECH S.R.O.	Administrator	-
Michael Panagis	STRAPTECH S. A.	Board Member	-
	MARFLEX - M.J.MAILLIS POLAND SpZOO	Board Member	-
	M.J.MAILLIS ESPANA S.L.	Board Member	-
	M.J.MAILLIS (UK) Ltd.	Board Member	-
	EUROPACK S.A.	Board Member	-
	SIAT S.p.A	Board Member	-
	COLUMBIA SRL	Board Member	-
	CONTIPACK GmbH	Board Member	-
	M.J.MAILLIS FINLAND OY	Board Member	-
	M.J.MAILLIS SVERIGE AB	Board Member	-
	SANDER PACKAGING BV	Board Member	-
	MAILLIS SANDER GMBH	Administrator	-
	MAILLIS HOLDING GMBH	Administrator	-
	WULFTEC INTERNATIONAL INC	Board Member	-
	WULFTEC INVESTMENT LTD	Administrator	-

The members of the Board of Directors declare that they do not participate in the Management or the Share Capital of other similar, complementary or competitive companies with a share of 10% or more, nor do they exert any managerial influence or have any relation whatsoever with companies other than those listed above.



Sander Vario Master 9440L

5 INFORMATION ON THE ASSETS, THE FINANCIAL POSITION AND THE OPERATING RESULTS OF THE COMPANY

5.1 PROGRESS OF THE FINANCIAL POSITION OF M.J.MAILLIS GROUP

The contents of the Consolidated Balance-Sheets of M. J. MAILLIS S.A. for the Financial Years 2001-2003 are shown in the following table :

BALANCE SHEETS	2003	2002	2001
			(in mill. Euro)
ASSETS			
Incorporation Expenses	77.2	59.2	55.6
Depreciation	32.3	24.6	18.4
Net Incorporation Expenses	**44.9**	**34.6**	**37.2**
Intangible Assets	20.2	17.7	8.4
Less Accumulated Depreciation	3.2	2.4	0.6
Tangible Assets	194.9	194.4	186.8
Less Accumulated Depreciation	93.7	86.3	69.1
Net Fixed Assets	**118.2**	**123.4**	**125.5**
Participating Interests in Affiliated Enterprises	0.2	0.0	0.0
Long-term Receivables	6.0	0.7	0.2
Total Fixed Assets	**124.4**	**124.1**	**125.7**
Inventories	64.4	68.3	68.2
Receivables	94.1	90.5	84.8
Securities	0.4	2.6	11.8
Bank & Cash	14.1	20.1	35.2
Current Assets	**173.0**	**181.5**	**200.0**
Transitory Asset Accounts	**7.2**	**5.9**	**3.8**
TOTAL ASSETS	**349.5**	**346.1**	**366.7**
Contingent Accounts	*60.5*	*52.2*	*37.5*
LIABILITIES			
Share Capital	55.4	55.2	53.1
Capital Reserves and Profit Carried Forward	66.4	65.9	101.4
Total Equity	**121.8**	**121.1**	**154.5**
Provisions	**2.6**	**6.2**	**5.1**
Long-term Liabilities	**102.0**	**99.8**	**74.2**
Suppliers-Notes payable	34.5	38.3	31.7
Banks, Current Liability Accounts	64.3	51.5	76.6
Dividends Payable	0.2	4.6	5.7
Social Security Contributions and Taxes	10.1	8.3	7.1
Other Current Liabilities	10.7	15.1	10.9
Total Current Liabilities	**119.8**	**117.8**	**132.0**
Transitory Liability Accounts	**3.3**	**1.2**	**0.9**
Total Liabilities	**349.5**	**346.1**	**366.7**
Contingent Accounts	*60.5*	*52.2*	*37.5*

• INCORPORATION EXPENSES

A breakdown of Incorporation Expenses for the period 2001-2003 is shown in the following table (net value):

INCORPORATION EXPENSES (net value)	2003	2002	2001
			(in mill. Euro)
Formation and Preliminary Expenses	0.4	0.3	0.3
Exchange Differences from Loans for Fixed Asset Acquisition	0.4	0.6	1.1
Pre-Operating Loan Interest	6.9	5.4	5.2
Other Incorporation Expenses	37.2	28.3	30.6
Total	**44.9**	**34.6**	**37.2**

• EQUITY

The Consolidated Equity of M.J. MAILLIS Group appears to have dropped by 120.4 mill. Euro due to the accounting approach of the goodwill of the acquired companies as a negative item in equity. If this item appeared under Assets, which is the alternative approach, the amount of Equity would have reached Euro 242.2 mill.

5.2 CONSOLIDATED TURNOVER - PROFIT AND LOSS ACCOUNT FOR M.J.MAILLIS GROUP

The Turnover and Profit and Loss Account of the Company for the Years 2001 - 2003 on a Consolidated basis are shown in the following summary table :

PROFIT AND LOSS ACCOUNT	2003	2002	2001
			(in mill. Euro)
Turnover from			
Industrial Activity	245.7	242.5	201.4
Commercial Activity	50.3	68.4	69.4
Total Turnover	**296.0**	**310.9**	**270.8**
Less : Cost of Goods Sold	198.7	203.0	186.8
Gross profit (1)	**97.3**	**107.9**	**84.0**
(% of sales)	32.9%	34.7%	31.0%
Other Operating Income	3.4	0.9	2.0
Total Gross Profit	**100.7**	**108.8**	**86.0**
(% of sales)	34.0%	35.0%	31.8%
Administrative Expenses	14.9	15.6	12.9
(% of sales)	5.0%	5.0%	4.8%
Appropriation Expenses	35.8	38.7	29.6
(% of sales)	12.1%	12.4%	10.9%
Operating Profit (1)	**50.0**	**54.5**	**43.5**
(% of sales)	16.9%	17.5%	16.1%
Plus Extraordinary and non-Operating Income	15.8	11.3	14.4
Less Extraordinary and non-Operating Expenses	13.5	8.7	5.3
Earnings before Interest, Depreciation and Taxes	**52.3**	**57.1**	**52.6**
(% of sales)	17.7%	18.4%	19.4%
Credit Interest	1.5	2.9	1.3
Profit from Sale of Participations & Securities	0.5	0.0	0.0
Debit Interest	8.9	8.2	9.2
(% of sales)	3.0%	2.6%	3.4%
Earnings before Depreciation and Taxes	**45.4**	**51.8**	**44.7**
(% of sales)	15.3%	16.7%	16.5%
Depreciation	24.1	25.7	18.8
Pre-tax Earnings	**21.3**	**26.1**	**25.9**
(% of sales)	7.2%	8.4%	9.6%
Income Tax	5.6	6.2	5.8
Profit after Taxes	**15.7**	**19.9**	**20.1**
(% of sales)	5.3%	6.4%	7.4%
Differences from Previous Years' Tax Audits & Other Taxes not Incorporated into the Operating Cost	0.0	0.0	0.0
Share of Minority Interests	0.1	0.1	0.1
Profit after Taxes, Taxes from Previous Years' Audits & Minority Interests	**15.7**	**19.8**	**19.8**
(% of Sales)	5.3%	6.4%	7.2%

DATA PER SHARE (amounts in Euro)	2003	2002	2001
Earnings before Interest, Depreciation and Taxes	0.72	0.79	0.73
Pre-tax Earnings	0.29	0.36	0.36
Profit after Taxes and Board Emoluments	0.22	0.27	0.28
Profit after Taxes and Board Emoluments, Taxes from Previous Years' Audits & Minority Interests	0.22	0.27	0.27

Note :
(1) Depreciation has been deducted from the Cost of Goods Sold, from Administrative Expenses and from Appropriation Expenses when calculating the Gross Profit and the Operating Profit in the Profit and Loss Account as follows :

BREAKDOWN OF DEPRECIATION	2003	2002	2001 (in mill. Euro)
Cost of Goods Sold	14.6	15.8	10.2
Administrative Expenses	8.9	9.1	5.3
Appropriation Expenses	0.6	0.8	3.3
Total	**24.1**	**25.7**	**18.8**

The Company has drawn up Consolidated Financial Statements for the Financial Years 2001, 2002 and 2003 and apart from M.J.MAILLIS S.A., these include the following companies :

In FY 2001 the following were consolidated : (Companies directly participating) STRAPTECH S.A., M.J. MAILLIS BULGARIA EOOD, M.J. MAILLIS ROMANIA S.A., HELERO BV, M.J. MAILLIS FRANCE SAS, MARFLEX M.J. MAILLIS GROUP SpZOO, M.J. MAILLIS ESPANA S.A., ROCALU S.A., M.J. MAILLIS CZECH SRO, M.J. MAILLIS ALBANIA LTD, DANUBIA PACK M.J. MAILLIS GROUP KFT, EUROPACK S.A., COLUMBIA SRL, CONTIPAK GMBH, OY ASTRAP AB, M.J. MAILLIS SVERIGE AB, MAILLIS HOLDING GMBH (Companies indirectly participating) PAYNE STRAPPING SYSTEMS LTD, UNITED PACKAGING PLC, SAMUEL STRAPPING SYSTEMS LTD, CERBERE SOVAREC S.A., CERBERE AGRAVFIT S.A., SIAT SPA, ARTE SRL, GRAMEGNA SPA, SICME SRL, IPE CORPORATION, COMBI PACKAGING SYSTEMS, MEGA SRL, TAM SRL, SIAT USA, CONTIPAK GMBH & CO KG, NYDENS FORPACKINGS AB, MAILLIS SANDER GMBH, SANDER GMBH & CO KG, SANDER NV.

In FY 2002 the following were consolidated : (Companies directly participating) STRAPTECH S.A., M.J.MAILLIS BULGARIA EOOD, M.J.MAILLIS ROMANIA S.A., HELERO BV, M.J.MAILLIS FRANCE SAS, MARFLEX M.J.MAILLIS GROUP SpZoo, M.J.MAILLIS ESPANA SL, ROCALU SL, M.J.MAILLIS CZECH SRO, M.J.MAILLIS ALBANIA LTD, DANUBIA PACK M.J.MAILLIS GROUP KFT, EUROPACK S.A., COLUMBIA Srl, CONTIPAK GMBH, M.J.MAILLIS FINLAND OY, M.J.MAILLIS SVERIGE AB, M.J.MAILLIS HOLDING GMBH, SANDER B.V.
(Companies indirectly participating) M.J.MAILLIS (U.K.) LTD, SIAT SPA, GRAMEGNA SPA, SICME SRL, SIAT BENELUX B.V., IPE CORPORATION, COMBI PACKAGING SYSTEMS, MEGA SRL, TAM SRL, SIAT USA, M.J.MAILLIS SANDER GMBH, SANDER GMBH & CO KG, SANDER N.V, WULFTEC INTERNATIONAL INC.

The Financial Years 2001 and 2002 were consolidated by the total consolidation method according to the provisions of articles 90 through 109 of C.L. 2190/1920 on societe anonyme companies.

In FY 2003 the following were consolidated : (Companies directly participating) STRAPTECH S.A., M.J.MAILLIS BULGARIA EOOD, M.J.MAILLIS ROMANIA S.A., HELERO B.V., M.J.MAILLIS FRANCE SAS, MARFLEX M.J.MAILLIS POLAND SpZoo, M.J.MAILLIS ESPANA SL., M.J.MAILLIS CZECH SRO, M.J.MAILLIS ALBANIA LTD, EUROPACK S.A., COLUMBIA SRL, M.J.MAILLIS HUNGARY KFT, CONTIPAK GMBH, M.J.MAILLIS FINLAND OY, M.J.MAILLIS SVERIGE AB, M.J.MAILLIS HOLDING GMBH, SANDER PACKAGING B.V.
(Companies indirectly participating) M.J.MAILLIS (UK) LTD, SIAT SPA, SICME SRL, SIAT BENELUX B.V., COMBI PACKAGING SYSTEMS, MEGA SRL, TAM SRL, SIAT USA, MAILLIS SANDER GMBH, SANDER GMBH & CO KG, SANDER N.V, WULFTEC INTERNATIONAL INC., MAILLIS STRAPPING NETWORK LLp.

FY 2003 was consolidated by the total consolidation method according to the provisions of articles 90 through 109 of C.L. 2190/1920 on societe anonyme companies, except for COMBI PACKAGING SYSTEMS which is a joint venture and MAILLIS STRAPPING NETWORK LLp which was consolidated using the equity method.

Note that the Company has been drawing up Consolidated Financial Statements since FY 1996.

• OTHER OPERATING INCOME

A breakdown of the "Other Operating Income" account for the Financial Years 2003, 2002 as well as for 2001 is shown below :

OTHER OPERATING INCOME	2003	2002	2001 (in mill. Euro)
Manpower Employment Organisation Subsidies	-	-	0.2
Interest Rate Subsidies	0.6	0.1	-
Provision of Services to Third Parties	0.2	0.2	0.4
Procurements	0.5	0.1	0.3
Turnover Allowances	2.1	0.5	1.1
TOTAL	**3.4**	**0.9**	**2.0**

• EXTRAORDINARY AND NON-OPERATING RESULTS

The table below is a breakdown of Extraordinary and Non-Operating Income and Expenses as well as of Extraordinary Profit and Loss for the years 2003, 2002 and 2001 :

EXTRAORDINARY AND NON-OPERATING INCOME	2003	2002	2001 (in mill. Euro)
Exchange Differences (Credit)	6.5	8.8	10.0
Fixed Asset Investment Subsidies corresponding to the year	3.0	2.2	2.3
Subsidies	0.5	0.0	0.0
Extraordinary Income	5.4	0.0	1.5
Other Income	0.4	0.3	0.6
Total (A)	**15.8**	**11.3**	**14.4**
EXTRAORDINARY AND NON-OPERATING EXPENSES	**2003**	**2002**	**2001 (in mill. Euro)**
Exchange Differences (Debit)	10.6	6.1	2.1
Depreciation of Exchange Differences	0.5	0.5	0.5
Extraordinary Loss	0.3	0.1	1.3
Expenses from Previous Years	0.3	0.2	0.2
Provisions for Contingencies	0.0	0.3	0.7
Other Expenses	1.8	1.5	0.5
Total (B)	**13.5**	**8.7**	**5.3**
EXTRAORDINARY AND NON-OPERATING EXPENSES (A-B)	**2.3**	**2.6**	**9.1**

• FINANCIAL EXPENSES

The Financial Expenses of the Group in the course of the previous three years were as follows :

FINANCIAL EXPENSES	2003	2002	2001 (in mill. Euro)
Interest on Long-Term Loans	3.8	2.8	2.6
Interest on Short-Term Loans	2.6	2.3	3.4
Other Finance Expenses	1.9	2.3	2.0
Total	**8.3**	**7.4**	**8.0**

5.3 PROGRESS IN THE FINANCIAL POSITION OF M.J.MAILLIS S.A.

BALANCE-SHEETS	2003	2002	2001
			(in mill. euro)
ASSETS			
Incorporation Expenses	44.6	37.0	35.3
Depreciation	27.0	20.9	15.1
Net Incorporation Expenses	**17.6**	**16.1**	**20.2**
Intangible Assets	3.7	3.2	0.9
Less Accumulated Depreciation	0.5	0.3	0.1
Tangible Assets	101.3	97.9	90.5
Less Accumulated Depreciation	48.9	42.5	33.2
Net Fixed Assets	**55.6**	**58.3**	**58.1**
Participating Interests in Affiliated Enterprises	153.7	150.0	93.7
Long-term Receivables	0.1	0.1	0.1
Total Fixed Assets	**209.4**	**208.4**	**151.9**
Inventories	12.9	15.7	15.1
Receivables	89.8	82.4	102.0
Securities	0.0	2.3	10.6
Bank & Cash	2.1	6.3	24.3
Current Assets	**104.8**	**106.7**	**152.0**
Transitory Asset Accounts	**3.7**	**4.2**	**1.6**
TOTAL ASSETS	**335.5**	**335.4**	**325.7**
Contingent Accounts	*56.2*	*28.2*	*29.9*
LIABILITIES			
Share Capital	55.4	55.2	53.1
Capital Reserves and Profit Carried Forward	149.8	158.6	169.2
Total Equity	**205.2**	**213.8**	**222.3**
Provisions	**0.8**	**3.3**	**0.6**
Long-term Liabilities	**89.4**	**82.9**	**47.0**
Suppliers-Notes payable	12.7	12.0	12.0
Banks, Current Liability Accounts	24.2	14.2	34.5
Dividends Payable	0.5	4.6	5.7
Social Security Contributions and Taxes	1.5	2.9	2.5
Other Current Liabilities	0.3	0.6	0.5
Total Current Liabilities	**39.2**	**34.3**	**55.2**
Transitory Liability Accounts	**0.9**	**1.1**	**0.6**
TOTAL LIABILITIES	**335.5**	**335.4**	**325.7**
Contingent Accounts	*56.2*	*28.2*	*29.9*

• INCORPORATION EXPENSES

A breakdown of Incorporation Expenses for the period 2001-2003 is shown in the following table (net value) :

INCORPORATION EXPENSES (net value)	2003	2002	2001
			(in mill. Euro)
Formation and Preliminary Expenses	0.2	0.2	0.2
Foreign Exchange Differences from Loans for Fixed Asset Acquisition	0.4	0.6	1.1
Pre-operating Loan Interest	6.9	5.3	5.2
Other Incorporation Expenses	10.1	9.9	13.7
Total	**17.6**	**16.0**	**20.2**

• ASSETS UNDER CONSTRUCTION

Assets Under Construction amounted to Euro 6.9 mill. on 31/12/2003 against 13.0 mill. Euro on 31/12/2002. This drop is mainly due to the transfer of projects completed within 2003, from the specific account to another fixed asset category as envisaged after these projects become operative.

• PARTICIPATIONS

Participations amounted to 155.8 mill. Euro on 31/12/2003 against 150.0 mill. Euro on 31/12/2002 marking an increase to the order of 2.5%. This increase is due both to the increase in the share capital of the subsidiaries CONTIPAK GMBH and M.J. MAILLIS SVERIGE AB, as well as to the increase of the parent company's participation share in COLUMBIA SRL. The following table is a breakdown of company participations for the FY's 2003, 2002 and 2001.

Breakdown of Participations	31/12/2003		31/12/2002		31/12/2001	
	Participation %	Cost Value (in mill. Euro)	Participation %	Cost Value (in mill. Euro)	Participation %	Cost Value (in mill. Euro)
Company						
M.J.MAILLIS BULGARIA EOOD	100.00%	0.3	100.00%	0.3	100.00%	0.3
M.J.MAILLIS ROMANIA S.A.	81.70%	2.7	81.70%	2.7	81.00%	2.7
STRAPTECH S. A.	99.00%	4.9	99.00%	4.9	99.00%	4.9
MARFLEX M.J.MAILLIS POLAND Sp.ZOO	100.00%	21.3	100.00%	21.3	100.00%	8.8
M.J.MAILLIS FRANCE S.A.S.	99.96%	5.3	99.96%	5.3	99.96%	1.1
M.J.MAILLIS ESPANA S.L.	100.00%	4.6	100.00%	3.5	100.00%	3.5
M.J.MAILLIS HUNGARY PACKING SYSTEMS LTD	100.00%	2.1	100.00%	2.1	100.00%	2.1
ROCALU S.L.	-	-	100.00%	1.1	100.00%	1.1
HELERO BV	100.00%	27.5	100.00%	27.5	100.00%	10.8
EUROPACK SA	100.00%	50.2	100.00%	50.2	100.00%	29.6
CONTIPAK GMBH	100.00%	3.3	100.00%	1.3	100.00%	1.2
COLUMBIA SRL	100.00%	5.8	60.00%	3.0	60.00%	2.7
M.J. MAILLIS FINLAND OY	100.00%	1.9	100.00%	1.9	100.00%	0.5
M.J.MAILLIS CZECH SRO	100.00%	2.0	100.00%	2.0	100.00%	2.0
MAILLIS HOLDING GMBH	100.00%	21.3	100.00%	21.3	100.00%	21.3
M.J.MAILLIS SVERIGE AB	100.00%	1.9	100.00%	0.8	100.00%	0.0
OMS MAILLIS AMERICA INC	-	-	33.33%	0.2	33.33%	0.2
M.J.MAILLIS ALBANIA LTD	100.00%	0.1	100.00%	0.1	100.00%	0.1
SANDER PACKAGING BV	100.00%	0.7	100.00%	0.7	100.00%	0.7
TOTAL		**155.8**		**150.0**		**93.7**

• RESERVES

The reserve account amounted to Euro 12.9 mill. on 31/12/2003 against Euro 15.7 mill. on 31/12/2002 marking a significant drop in the order of 18%. Note that Company Reserve Valuation is based on the mean monthly weighted cost.:

• RECEIVABLES

Company Receivables as at 31/12/2003 amounted to Euro 89.8 mill. against Euro 82.4 mill. on 31/12/2002 marking an increase in the order of 9%. The table below shows in detail Company Receivables as at 31/12/2003

BREAKDOWN OF RECEIVABLES	2003	2002
		(in mill. Euro)
Customers		
Domestic	0.8	0.8
Abroad	13.9	17.1
Subsidiaries	46.6	34.9
	61.3	**52.8**
Cheques Receivable	**0.7**	**0.1**
Current Receivables From Affiliated Companies		
M.J.MAILLIS ROMANIA S.A.	0.3	0.3
M.J.MAILLIS FRANCE S.A.S.	-	0.2
HELERO BV	4.1	5.5
EUROPACK S.A.	6.6	5.1
CONTIPAK GMBH	-	2.0
COLUMBIA SRL	0.2	0.1
M.J. MAILLIS FINLAND OY	0.2	0.2
MAILLIS HOLDING GMBH	1.6	1.6
M.J. MAILLIS ALBANIA LTD	-	0.1
M.J.MAILLIS BULGARIA EOOD	-	0.4
SIAT SPA	9.0	11.0
M.J.MAILLIS ESPANA S.L.	1.5	-
	23.5	**26.5**
Doubtful Debtors - Customers in Litigation	**1.8**	**1.2**
Sundry Debtors	**0.1**	**0.1**
Greek State		
Income Tax Advances	0.9	0.9
Withholding Income Tax	0.3	0.1
VAT Receivable	1.2	0.6
	2.4	**1.6**
Prepayments and Appropriation Account	**-**	**0.1**
Total	**89.8**	**82.4**

• LONG-TERM LIABILITIES

Company Long-Term Liabilities as at 31/12/2003 amounted to Euro 89.3 mill. and consisted of two middle-long-term syndicated loans. The Long-Term Liabilities of the Company as at 31/12/2002 amounted to 82.9 mill. Euro.

• CURRENT LIABILITIES TO BANKS

Current Liabilities to Banks as at 31/12/2003 amounted to 24.2 mill. Euro against 14.2 mill. Euro as at 31/12/2002.
Current Liabilities to Banks are shown in detail below per Bank and currency for the Financial Years 2003, 2002 and 2001.

BANKS / CURRENCY	31/12/2003	31/12/2002			31/12/2001		
	EURO	EURO	USD	TOTAL	EURO	USD	TOTAL
NATIONAL BANK OF GREECE	0.5				8.5		8.5
EFG EUROBANK ERGASIAS	3.6				1.1	2.0	3.1
CITIBANK					2.8	5.2	8.0
ABN-AMRO BANK	2.9	1.0	0.9	1.9	0.9		0.9
BNP	2.6	4.0		4.0	6.0	3.1	9.1
ALPHA BANK	3.8	4.3		4.3	1.8		1.8
SAN PAOLO IMI	9.2	4.0		4.0	2.0	1.1	3.1
PIRAEUS BANK	1.0						
COMMERCIAL BANK	0.6						
TOTAL	**24.2**	**13.3**	**0.9**	**14.2**	**23.1**	**11.4**	**34.5**

5.4 TURNOVER - PROFIT & LOSS ACCOUNT FOR M.J.MAILLIS S.A.

The Turnover and Profit and Loss Account of the Company for the previous three years are shown in the following table

PROFIT AND LOSS ACCOUNT	2003	2002	2001
			(in mill. Euro)
Turnover from			
Industrial Activity	88.6	89.7	82.2
Commercial Activity	6.3	4.2	7.3
Total Turnover	**94.9**	**93.9**	**89.5**
Less : Cost of Goods Sold	65.9	65.4	64.7
Gross profit(1)	**29.0**	**28.4**	**24.8**
(% of sales)	30.5%	30.3%	27.7%
Other Operating Income	0.6	0.3	0.6
Total Gross Profit	**29.6**	**28.8**	**25.4**
(% of sales)	31.2%	30.6%	28.4%
Administrative Expenses	5.1	3.4	2.8
(% of sales)	5.4%	3.6%	3.1%
Appropriation Expenses	8.3	9.5	8.8
(% of sales)	8.7%	10.1%	9.8%
Operating Profit(1)	**16.2**	**15.9**	**13.8**
(% of sales)	17.1%	16.9%	15.4%
Plus Income from Participations	0.3	1.6	1.4
Plus Profit from Sale of Participations - Securities	0.2	0.1	0.0
Plus Extraordinary and Non-operating Income	3.3	6.7	6.9
Less Extraordinary and Non-operating Expenses	7.7	2.9	2.2
Earnings before Interest, Depreciation and Taxes	**12.3**	**21.5**	**19.9**
(% of Sales)	13.0%	22.8%	22.2%
Credit Interest	1.9	1.7	2.2
Provision for deval. of Participations & Securities	0.3	0.5	0.3
Loss from Sale of Participations & Securities	0.3	0.3	0.3
Debit Interest	4.8	3.0	2.3
(% of Sales)	5.1%	3.2%	2.6%
Earnings before Depreciation and Taxes	**8.8**	**19.4**	**19.2**
(% of Sales)	9.3%	20.6%	21.5%
Depreciation	13.2	15.3	13.3
Pre-tax Earnings	**-4.4**	**4.0**	**5.9**
(% of Sales)	-4.6%	4.3%	6.6%
Tax for the year	0.0	2.6	2.1
Board Emoluments	0.0	0.0	0.0
Profit after Taxes and Board Emoluments	**-4.4**	**1.4**	**3.8**
(% of Sales)	-4.7%	1.5%	4.2%
Taxes from Previous Years' Tax Audits	1.1	0.0	0.0
Profit after Taxes, Taxes from Previous Years' Audit and Board Emoluments	**-5.5**	**1.4**	**3.8**
(% of Sales)	-5.8%	1.5%	4.2%

DATA PER SHARE (in Euro)	2003	2002	2001
Earnings before Interest, Depreciation and Taxes	0.17	0.30	0.27
Pre-tax Earnings	-0.06	0.06	0.08
Profit after Taxes and Board Emoluments	-0.06	0.02	0.05
Profit after Taxes and Board Emoluments and Taxes for the Year	-0.08	0.02	0.05
Dividend per Share	0.00	0.06	0.08

Note :

(1) Depreciation has been deducted from the Cost of Goods Sold, from Administrative Expenses and from Appropriation Expenses when calculating the Gross Profit and the Operating Profit in the Profit and Loss Account, as follows :

(in mill. Euro)

BREAKDOWN OF DEPRECIATON	2003	2002	2001
Cost of Goods Sold	6.7	9.1	8.9
Administrative Expenses	6.5	6.2	4.4
Appropriation Expenses	0.0	0.0	0.0
Total	**13.2**	**15.3**	**13.3**

• TURNOVER

The Turnover was Euro 94.92 mill. in 2003 against Euro 93.97 mill. in 2002, marking a marginal increase of 1%.

• COST OF GOODS SOLD

The table below is a breakdown of the Cost of Goods Sold for the Financial Years 2003, 2002 and 2001 :

(in mill. Euro)

BREAKDOWN OF COST OF GOODS SOLD	2003	2002	2001
Raw-Sec.packag. Mat. consumption	52.5	53.1	52.1
Consumption of Parts & Consumables	1.6	2.5	3.2
Expenditures (Direct Wages)	7.6	8.6	9.0
General Expenditures	12.7	14.9	15.2
	74.4	79.1	79.5
Less : Own Fixed Asset Production	3.7	5.3	9.1
Plus : Change in Inventory Products	1.7	0.5	0.3
Cost of Products Sold	72.4	74.3	70.7
Cost of Goods Sold	0.2	0.3	2.9
Cost of Goods Sold by M.J.MAILLIS S.A.	72.6	74.6	73.6
Less : Depreciation	6.7	9.1	8.9
Cost of Goods Sold (before Depreciation)	**65.9**	**65.5**	**64.7**

• GROSS PROFIT MARGIN

The Gross Profit Margin (before Depreciation) amounted to 31% in 2003 against 30% in 2002 and 28% in 2001. This increase was a result both of the streamlining of production processes and the rationalization of the cost structure

• OTHER OPERATING INCOME

A breakdown of the "Other Operating Income" account for the FY's 2003, 2002 and 2001 is shown below :

OTHER OPERATING INCOME	2003	2002	2001
Manpower Employment Organization Subsidies	-	-	0.2
Interest Rate Subsidies	0.6	0.1	-
Provision of Services to Third Parties	-	0.2	0.4
TOTAL	**0.6**	**0.3**	**0.6**

• INCOME FROM PARTICIPATIONS

Income from participations in FY 2003 stood at 0.3 mill. Euro against 1.6 mill. Euro in FY 2002 and consist of dividends from the subsidiaries companies.

(in thous. Euro)

SUBSIDIARIES	2003	2002
EUROPACK S.A.		1,000
M.J.MAILLIS BULGARIA EOOD		406
M.J.MAILLIS ROMANIA S.A.		146
M.J.MAILLIS ALBANIA LTD		50
COLUMBIA SRL	250	
TOTAL	**250**	**1,602**

• APPROPRIATION EXPENSES

Appropriation Expenses were 8.3 mill. Euro in 2003 against 9.5 mill. Euro in 2002, marking a drop of 12.6%.

• EXTRAORDINARY AND NON-OPERATING RESULTS

The following table is a breakdown of Extraordinary and Non-operating Income and Expenses as well as of Extraordinary Profit and Loss for the Financial Years 2003, 2002 and 2001:

(in mill. Euro)

EXTRAORDINARY AND NON-OPERATING INCOME	2003	2002	2001
Foreign Exchange Differences (Credit)	1.5	4.5	4.5
Fixed Asset Subsidies Corresponding to the FY	1.5	2.2	2.3
Other Income	0.3	0.0	0.1
Total (A)	**3.3**	**6.7**	**6.9**
EXTRAORDINARY AND NON-OPERATING EXPENSES			
Foreign Exchange Differences (Debit)	6.9	1.8	1.3
Depreciation of Foreign Exchange Differences	0.5	0.5	0.5
Extraordinary Loss	0.1	0.1	0.0
Expenses from Previous Financial Years	0.1	0.1	0.1
Provisions for Contingencies	0.0	0.3	0.3
Other Expenses	0.1	0.1	0.0
Total (B)	**7.7**	**2.9**	**2.2**
EXTRAORDINARY AND NON-OPERATING RESULTS (A-B)	**-4.4**	**3.8**	**4.7**

Credit Exchange Differences in 2003 to the amount of Euro 6.9 mill. resulted from : a) the collection and valuation of Receivables from Customers and Accounts Abroad, b) the settlement and valuation of Foreign Liabilities, c) the Exchange Difference from Deposits in foreign currencies.

• FINANCIAL EXPENSES

The Financial Expenses of the Company in the course of the past three years were as follows :

FINANCIAL EXPENSES	2003	2002	2001
			(in mill. Euro)
Long-Term Loan Interest	3.5	2.2	0.4
Short-Term Loan Interest	1.1	0.5	1.6
Other Finance Expenses	0.2	0.3	0.3
Total	**4.8**	**3.0**	**2.3**

• APPROPRIATION OF PROFIT BEFORE DEPRECIATION

Profit Before Depreciation for the Financial Years 2003, 2002 and 2001 was appropriated as follows :

APPROPRIATION OF PROFIT BEFORE DEPRECIATION	2003	2002	2001
			(in mill. Euro)
PROFIT			
Earnings before Taxes and Depreciation	8.8	19.3	19.2
Profit Carried Forward from Previous Years	-	0.1	2.2
Reserves for Distribution	1.8	2.9	-
Total	**10.6**	**22.3**	**21.4**
APPROPRIATION OF PROFIT			
Total Depreciation	13.2	15.3	13.3
Statutory Reserve	-	0.1	0.2
Income Tax & Other non-Incorporated Taxes	-	2.6	2.1
Discrepancies from Tax Audit of Previous Years	1.1	-	-
Board Emoluments	-	0.0	0.0
First Dividend	-	2.2	2.1
Additional Dividend	-	2.1	3.6
Profit Carried Forward	-3.7	0.0	0.1
Total	**10.6**	**22.3**	**21.4**

5.5 SOURCES AND USES OF FUNDS

The Sources and Uses of M.J.MAILLIS GROUP Funds for the period 2001-2003 were as follows :

SOURCES AND USES OF GROUP FUNDS	2003	2002	2001
			(in mill. Euro)
Sources of Funds			
Depreciation	24.1	25.7	18.8
Net Book Value	0.1	-3.0	-4.4
Provisions	-3.6	1.1	1.7
Long-Term Liabilities	2.2	25.6	-9.3
Current Liabilities	2.0	-14.2	28.8
Transitory Liability Accounts	2.1	0.2	0.2
TOTAL	**26.9**	**35.4**	**35.8**
Uses of Funds			
Investments	11.2	16.9	30.2
Incorporation Expenses	18.0	3.7	10.7
Participations and Long-Term Receivables	4.8	31.3	41.0
Inventories	-3.9	0.1	7.8
Receivables	3.7	5.6	7.7
Securities	-2.2	-9.2	9.2
Bank & Cash	-6.0	-15.1	-70.4
Transitory Asset Accounts	1.3	2.1	-0.4
TOTAL	**26.9**	**35.4**	**35.8**

The Sources and Uses of M.J.MAILLIS S.A. Funds, respectively, for the same period were as follows :

SOURCES AND USES OF M.J.MAILLIS S.A. FUNDS	2003	2002	2001
			(in mill. Euro)
Sources of Funds			
Depreciation	13.2	15.3	13.3
Net Book Value	-8.7	-8.5	-8.4
Provisions	-2.5	2.7	0.3
Long-Term Liabilities	6.4	35.9	-2.3
Current Liabilities	4.8	-20.9	2.8
Transitory Liability Accounts	-0.2	0.5	-0.1
TOTAL	**13.0**	**25.1**	**5.7**
Uses of Funds			
Investments	4.0	9.6	14.9
Incorporation Expenses	7.6	1.7	6.7
Participations and Long-Term Receivables	3.7	56.3	41.0
Inventories	-2.8	0.7	-4.1
Receivables	7.4	-19.6	3.7
Securities	-2.3	-8.2	7.4
Bank & Cash	-4.2	-18.0	-63.7
Transitory Asset Accounts	-0.4	2.5	-0.2
TOTAL	**13.0**	**25.1**	**5.7**

5.6 DIVIDEND POLICY

In the past three years, Company dividends were distributed as follows :

	2003	2002	2001
			(in mill. Euro)
Profit after Taxes	-4.4	2.4	3.8
Reserves for Distribution	0.7	1.9	2.1
Total Dividend	0.0	4.2	5.7
Dividend per Share (Euro)	0.00	0.06	0.08
Dividend Yield	0.00%	2.30%	1.10%

Overall, the dividend policy followed by M.J.MAILLIS S.A. has been a conservative policy in line with the extensive investment éfforts of the previous years. In the past two years, the company tried to distribute a higher dividend because of the poor stock market performance and the suspension of the company's intensive investment plan.

5.7 AFFILIATED COMPANIES

5.7.1 COMPANIES AFFILIATED WITH M.J.MAILLIS S.A.

The following chart shows all affiliated companies with M.J.MAILLIS S.A.



M. J. MAILLIS S.A.
99%
STRAPTECH SA
100%
M.J.MAILLIS BULGARIA EOOD
81,66%
M.J. MAILLIS ROMANIA SA
100%
HELERO BV
100%
M.J.MAILLIS (U.K) LTD
98,80%
1,2%
MARFLEX M.J. MAILLIS POLAND SP ZOO
99,99%
M.J. MAILLIS FRANCE SAS
100%
M.J. MAILLIS ESPANA SL
100%
M.J. MAILLIS CZECH SRO
100%
M.J. MAILLIS ALBANIA LTD
100%
M.J.MAILLIS HUNGARY PACKING SYSTEMS LTD
WULFTEC INTERNATIONAL INC
100%
100%
WULFTEC INVESTMENT LTD
45%
MAILLIS STRAPPING NETWORK Llp (MSN)
100%
EUROPACK SA
100%
SIAT SPA
60%
SICME SRL
50%
COMBI PACKAGING SYSTEMS
100%
COLUMBIA SRL
70%
MEGA SRL
71%
TAM SRL
100%
CONTIPAK GMBH
51%
SIAT BENELUX BV
100%
SIAT USA
100%
M.J.MAILLIS FINLAND OY
100%
M.J.MAILLIS SVERIGE AB
100%
SANDER PACKAGING B.V.
100%
MAILLIS HOLDING GMBH
99,99%
SANDER GMBH & CO KG
100%
MAILLIS SANDER GMBH
0,01%
100%
SANDER N.V. / SA

5.7.2 SUBSIDIARY COMPANIES

1. STRAPTECH S.A.
(99.00% participation share)

The company was established on 21.3.1995 and has a registered office in Kifissia, at 227, Kifissias Ave., Postcode 145 61. The company has two plants in the IND.ZO. of Alexandroupoli and branches in Salonica and Inofita, Viotia.

STRAPTECH S.A. has the object of producing and trading edgeboards, tapes and paper rolls as well as promoting the products of the parent company and its subsidiaries in the Greek market.

The share capital of STRAPTECH S.A. is currently to the amount of Euro 5,224,400 divided into 7,060,000 shares.

STRAPTECH S.A. has the following shareholder composition :
- M.J.MAILLIS S.A. 99.00%
- Michael J. Maillis 1.00%

STRAPTECH S.A. appeared in the company books in the participations' account on 31/12/2003 with a cost value of Euro 4.9 mill.

2. M.J.MAILLIS BULGARIA EOOD
(100.00% participation share)

M.J.MAILLIS BULGARIA EOOD was established on 1.3.1994 and has a registered office in Sofia, Bulgaria. The object of the company is to market the products of the parent company and its subsidiaries in the Bulgarian market. The Company actually went into business after the first semester of 1995.

The share capital of the company is currently to the amount of 47,545,000 BGN divided into 47,545 shares.

M.J.MAILLIS BULGARIA EOOD has the following shareholder composition :
- M.J.MAILLIS S.A. 100.00%

M.J.MAILLIS BULGARIA EOOD appeared in the company books in the participations' account on 31/12/2003 with a cost value of Euro 0.3 mill.

3. M.J. MAILLIS ROMANIA S.A.
(81.667% participation share)

M.J. MAILLIS ROMANIA S.A. was established on 1.2.1994 and has a registered office in Bucharest, Romania. The object of the company is to market the products of the parent company and its subsidiaries in the Romanian market while ever since 1999 M.J. MAILLIS ROMANIA S.A. operates an industrial unit producing shrink film and printing plastic tapes. M.J. MAILLIS ROMANIA S.A. went into business in August 1995.

The share capital of the company is currently to the amount of 104,317,280,000 Lei divided into 10,431,728 shares.

M.J. MAILLIS ROMANIA S.A. has the following shareholder composition :
- M.J.MAILLIS S.A. 81.66%
- M.J. MAILLIS ROMANIA S.A. is listed in the Bucharest Stock Exchange and the remaining 18.34% of its share capital corresponds to the company's free float.

M.J.MAILLIS ROMANIA S.A. appeared in the company books in the participations' account on 31/12/2003 with a cost value of Euro 2.7 mill.

4. HELERO BV
(100.00% participation share)

HELERO BV was acquired on 09.04.1999 with a registered office in Amsterdam, the Netherlands. The object of HELERO BV is holding shares in other companies, buying-out other companies and trading.

The share capital of HELERO BV is currently to the amount of Euro 10,807,782 divided into 216,155,640 shares.

HELERO BV has the following shareholder composition :
- M.J.MAILLIS S.A. 100.00%

HELERO BV appeared in the company books in the participations' account on 31/12/2003 with a cost value of Euro 27.5 mill.

5. MARFLEX - M.J. MAILLIS POLAND SP.ZO.O.
(98.80% participation share)

MARFLEX - M.J. MAILLIS POLAND S.P.Z.o.o. was originally established in March 1997. In September 2000 M.J.MAILLIS POLAND S.P.Z.o.o acquired the business and assets of MARFLEX S.P.Z.o.o. who assigned her the right to use MARFLEX in her trade name. M.J. MAILLIS POLAND S.P.Z.o.o was then renamed MARFLEX - M.J. MAILLIS GROUP S.P.Z.OO.

The name of the company changed to MARFLEX - M.J.MAILLIS POLAND SP. ZOO in 2003.

The registered office of MARFLEX - M.J.MAILLIS POLAND SP. ZOO is in Warsaw, Poland.

The object of MARFLEX - M.J.MAILLIS POLAND SP. ZOO is to market the products of the parent company and its subsidiaries in the Polish market. Note that the said company is the leader in the production and sale of stretch film products and plastic bags in the Polish market.

The share capital of MARFLEX - M.J.MAILLIS POLAND SP. ZOO is currently to the amount of 78,226,250 PLN divided into 1,564,525 shares.

MARFLEX - M.J.MAILLIS POLAND SP. ZOO has the following shareholder composition :
- M.J.MAILLIS S.A. 98.80%
- HELERO B.V. 1.20%

MARFLEX - M.J.MAILLIS POLAND S.P.ZOO appeared in the company books in the participations' account on 31/12/2003 with a cost value of 21.3 mill. Euro.

6. M.J. MAILLIS FRANCE S.A.S.
(99.998% participation share)

M.J. MAILLIS FRANCE S.A.S. was established in February 1999 with a registered office in Suassi of Montmorency, France. The registered office of the company later relocated to CERGY PONTOISE, FRANCE. M.J. MAILLIS FRANCE S.A.S. was originally a holding company.

Currently M.J. MAILLIS FRANCE S.A.S. is promoting and trading in products manufactured by companies belonging to the Group in the French market.

The share capital of the company is to the amount of Euro 2,100,300 divided into 140,020 shares.

M.J.MAILLIS FRANCE S.A.S. has the following shareholder composition :
- M.J.MAILLIS S.A. 99.998%
- STRAPTECH S.A. 0.001%.

M.J.MAILLIS FRANCE S.A.S. appeared in the company books in the participations' account on 31/12/2003 with a cost value of 5.3 mill. Euro.

7. M.J. MAILLIS ESPANA S.L.
(100.00% participation share)

The company was originally established in 1983 under the name INCOPLASTIC S.A. with a registered office in Barcelona, Spain. M.J.MAILLIS S.A. took control of the company on 01.07.1998. On 28.05.1999 the company was renamed M.J. MAILLIS ESPANA S.A. The object of M.J. MAILLIS ESPANA S.L. is to trade and market its own products and those of the parent company and its subsidiaries in the Spanish market as well as to produce secondary packaging materials.

The merger of ROCALU S.L., a subsidiary of M.J.MAILLIS S.A. was completed in 2003. For the purposes of the merger, M.J. MAILLIS ESPANA S.L. increased its share capital and the parent company M.J.MAILLIS S.A. participated in the increase of the share capital of M.J.MAILLIS S.L. by contributing all its shares held with ROCALU S.L., as the sole shareholder. Then followed the merger by acquisition of ROCALU S.L. by M.J.MAILLIS ESPANA S.L.

The post-merger share capital of the company is to the amount of Euro 3,060,509.89 divided into 509,236.25 shares.

M.J.MAILLIS ESPANA S.L. has the following shareholder composition :
- M.J.MAILLIS S.A. 100.00%

M.J.MAILLIS ESPANA S.L. appeared in the company books in the participations' account on 31/12/2003 with a cost value of 4.6 mill. Euro.

8. M.J. MAILLIS CZECH SRO
(100.00% participation share)

M.J. MAILLIS CZECH SRO was established on 01.03.1998 with a registered office in Prague, the Czech Republic and a branch in Slovakia. The object of the company is to market the products of the parent company and its subsidiaries in the markets of the Czech Republic and Slovakia.

The share capital of the company is currently to the amount of 68,600,000 CZK.

M.J. MAILLIS CZECH SRO has the following shareholder composition :
- M.J.MAILLIS S.A. 100.00%

M.J. MAILLIS CZECH SRO appeared in the company books in the participations' account on 31/12/2003 with a cost value of 2.0 mill. Euro.

9. M.J. MAILLIS ALBANIA LTD
(100.00% participation share)

M.J. MAILLIS ALBANIA LTD was established on 25.11.1998 with a registered office in Tirana, Albania. The object of the company is to market the products of the parent company and its subsidiaries in the Albanian market.

The share capital of the Company is currently to the amount of 7,100,000 LEK.

M.J. MAILLIS ALBANIA LTD has the following shareholder composition :
- M.J.MAILLIS S.A. 100.00%

M.J. MAILLIS ALBANIA LTD appeared in the company books in the participations' account on 31/12/2003 with a cost value of 0.1 mill. Euro.

10. M.J.MAILLIS HUNGARY PACKING SYSTEMS LTD
(100.00% participation share)

The company was established on 26.01.1999 under the name M.J. MAILLIS HUNGARY KFT with a registered office in Budapest, Hungary. The object of the company is to trade and market the products of the parent company and its subsidiaries in the Hungarian market.

In 1999 M.J. MAILLIS HUNGARY KFT acquired the trademark of Danubia Pack together with some fixed assets of the company and was renamed "Danubia Pack Maillis Group KFT".

The name of the company changed to "M.J.MAILLIS HUNGARY PACKING SYSTEMS LTD" in 2003.

The share capital of M.J.MAILLIS HUNGARY PACKING SYSTEMS LTD is to the amount of 562,190,000 HUF.

M.J.MAILLIS HUNGARY PACKING SYSTEMS LTD has the following shareholder composition :
• M.J.MAILLIS S.A. 100.00%

M.J.MAILLIS HUNGARY PACKING SYSTEMS LTD appeared in the company books in the participations' account on 31/12/2003 with a cost value of 2.1 mill. Euro.

11. EUROPACK S.A.
(100.00% participation share)

EUROPACK S.A. was acquired in 2000 with a registered office in Luxembourg. The object of EUROPACK S.A. is participation in other companies, acquisitions and trading.

The share capital of EUROPACK S.A. is currently to the amount of 20,810,002.20 Euro divided into 8,003,847 shares.

EUROPACK S.A. has the following shareholder composition :
• M.J.MAILLIS S.A. 100.00%

EUROPACK S.A. appeared in the company books in the participations' account on 31/12/2003 with a cost value of 50.2 mill. Euro.

12. COLUMBIA SRL
(100.00% participation share)

In 1999 M.J.MAILLIS S.A. acquired a 60% interest in COLUMBIA SRL and in May 2003 acquired the remaining 40% of the company's share capital. COLUMBIA SRL has a registered office in Milan, Italy and is a producer of strapping machines and tools for metal and plastic strapping band.

The share capital of COLUMBIA SRL is currently to the amount of Euro 520,000.

COLUMBIA SRL has the following shareholder composition :
• M.J.MAILLIS S.A. 100.00%

COLUMBIA SRL appeared in the company books in the participations' account on 31/12/2003 with a cost value of 5.8 mill. Euro.

13. CONTIPAK GmbH
(100.00% participation share)

CONTIPAK GmbH was acquired in 2000 with a registered office in Vienna, Austria. Company objects include participations in other companies, acquisitions and trade.

The share capital of CONTIPAK GmbH is currently to the amount of 2,036,336.42 Euro.

CONTIPAK GmbH has the following shareholder composition :
• M.J.MAILLIS S.A. 100.00%

CONTIPAK GmbH appeared in the company books in the participations' account on 31/12/2003 with a cost value of 3.3 mill. Euro.

14. M.J.MAILLIS FINLAND OY
(100.00% participation share)

M.J.MAILLIS FINLAND OY was acquired on 30.3.2000 with a registered office in Vantaa, Finland. The object of the company is to trade in secondary packaging products and systems (strapping bands, packaging film, automated packaging lines, packaging machines, etc.).

The share capital of M.J.MAILLIS FINLAND OY is to the amount of 1,000,000 Euro divided into 1,000 shares.

M.J.MAILLIS FINLAND OY has the following shareholder composition :
• M.J.MAILLIS S.A. 100.00%

M.J.MAILLIS FINLAND OY appeared in the company books in the participations' account on 31/12/2003 with a cost value of 1.9 mill. Euro.

15. M.J. MAILLIS SVERIGE AB
(100.00% participation share)

M.J.MAILLIS SVERIGE AB was acquired on 12.04.2000 and has a registered office in Stockholm, Sweden. The object of the company is to trade in secondary packaging products and systems (strapping bands, packaging film, automated packaging lines, packaging machines, etc.).

The share capital of M.J.MAILLIS SVERIGE AB is currently to the amount of 700,000 SEK divided into 7,000 shares.

M.J.MAILLIS SVERIGE AB has the following shareholder composition:
• M.J.MAILLIS S.A. 100.00%

M.J.MAILLIS SVERIGE AB appeared in the company books in the participations' account on 31/12/2003 with a cost value of 1.9 mill. Euro.

16. SANDER PACKAGING B.V.
(100.00% participation share)

SANDER PACKAGING B.V. was established in 2000 with a registered office in Leusden, the Netherlands. The object of the company is to promote the products of the parent company and its subsidiaries. The establishment of this company was deemed necessary to further strengthen the commercial network of M.J.MAILLIS S.A. in the Netherlands.

The share capital of SANDER PACKAGING B.V. is to the amount of Euro 18,300 divided into 183 shares.

SANDER PACKAGING B.V. has the following shareholder composition :
• M.J.MAILLIS S.A. 100.00%

SANDER PACKAGING B.V. appeared in the company books in the participations' account on 31/12/2003 with a cost value of 0.7 mill. Euro.

17. MAILLIS HOLDING GmbH

(100.00% participation share)

MAILLIS HOLDING GmbH was acquired in 2000 with a registered office in Wupertal, Germany. Company objects include participations in other companies, acquisitions and trade.

The share capital of MAILLIS HOLDING GmbH is currently to the amount of Euro 21,300,000.

MAILLIS HOLDING GmbH has the following shareholder composition :

- M.J.MAILLIS S.A. 100.00%

MAILLIS HOLDING GmbH appeared in the company books in the participations' account on 31/12/2003 with a cost value of 21.3 mill.

5.7.3 SUBSIDIARIES OF SUBSIDIARY COMPANIES

1. M.J.MAILLIS (U.K.) LTD

(100.00% participation share via HELERO B.V.)

M.J.MAILLIS (U.K.) LTD. is the only legal entity of the Group in U.K. following the merger of the corporate activities of Payne Strapping Systems Ltd., United Packaging Plc. and Samuel Strapping Systems Ltd. (a new legal entity which emerged after Samuel Strapping Systems Ltd was renamed).

The registered office of the company is in Nottingham, United Kingdom. The object of the company is the production and distribution of industrial packaging materials and machines. The company holds a significant market share in U.K. and is a major exporter to Europe.

The share capital of M.J.MAILLIS (U.K.) LTD. is currently to the amount of 11,776,070 GBP divided into 11,776,070 shares.

M.J.MAILLIS (U.K.) LTD. has the following shareholder composition :

- HELERO B.V. 100.00%

2. WULFTEC INTERNATIONAL INC

(100.00% participation share via EUROPACK S.A.)

WULFTEC INTERNATIONAL INC was acquired in April 2002. The registered office of the company is in Ayer's Cliff, Quebec.

WULFTEC INTERNATIONAL INC is the biggest stretch wrapping machine manufacturer in Canada and the third biggest in the N. American market. The company is a designer, manufacturer and distributor of high-quality stretch wrapping machines to clients all over the world.

The share capital of WULFTEC INTERNATIONAL INC is currently to the amount of 16.424.112 CAD.

WULFTEC INTERNATIONAL INC has the following shareholder composition :

- EUROPACK S.A. 100.00%

3. WULFTEC INVESTMENT LTD

(100.00% participation share via WULFTEC INTERNATIONAL INC)

WULFTEC INVESTMENT LTD was established in January 2003 with a registered office in Delaware, America and is a holding company.

The share capital of WULFTEC INVESTMENT LTD stands at 100 USD.

WULFTEC INVESTMENT LTD has the following shareholder composition :

- WULFTEC INTERNATIONAL INC 100.00%

4. MAILLIS STRAPPING NETWORK LLP (MSN)

(40.00% participation share via WULFTEC INVESTMENT LTD)

MAILLIS STRAPPING NETWORK LLP (MSN) was established in 2003 with a registered office in Marrietta in the State of Georgia, US. The object of the company is to market packaging materials and machines.

The share capital of MAILLIS STRAPPING NETWORK LLP (MSN) stands at 165,000 USD.

MAILLIS STRAPPING NETWORK LLP (MSN) has the following shareholder composition :

- WULFTEC INVESTMENT LTD 45.00%
- Specialized Packaging Inc 55.00 %

5. SIAT S.p.A.

(100.00% participation share via EUROPACK S.A.)

SIAT S.p.A. was acquired in 2000 via EUROPACK S.A. The SIAT S.p.A. Group of Companies consists of the following companies:

- SIAT S.P.A., holding company controlled at 100.00% via EUROPACK S.A.
- GRAMEGNA S.p.A, a subsidiary company controlled at 100.00% by SIAT S.p.A. (dormant)
- I.P.E. CORPORATION, a subsidiary company controlled at 100.00% by SIAT S.p.A. (dormant)
- SICME SRL, a subsidiary company controlled at 60.00% by SIAT S.p.A.
- COMBI PACKAGING SYSTEMS LLC, a subsidiary company controlled at 50.00% by SIAT S.p.A.
- SIAT USA INC., a subsidiary company controlled at 100.00% by SIAT S.p.A.
- TAM S.r.l., a subsidiary company controlled at 71.00% by SIAT S.p.A.
- MEGA S.r.l., a subsidiary company controlled at 70.00% by SIAT S.p.A.
- SIAT BENELUX, a subsidiary company controlled at 51.00% by SIAT S.p.A.

The registered office of the company is in Como, Italy. SIAT S.p.A is a producer of tape carton sealers, stretch strapping machines and tape flexographic printers.

The share capital of SIAT S.p.A currently stands at Euro 1,560,000.00 divided into 3,000,000 shares.

The shareholder composition of SIAT S.p.A. is the following :
• EUROPACK S.A. 100.00%

Information on the Company merged with Siat S.p.A

a. GRAMEGNA S.p.A. (dormant)
(100.00% partcipation share via SIAT S.p.A.)

The company was established in 1937 and acquired in 2000 via SIAT S.p.A. The company's registered office is in Milan, Italy. Gramegna S.p.A is a producer and trader of machine parts and packaging machines.
In 2003 all the assets and liabilities of the subsidiary Gramegna S.p.A. as well as all of its relations at law were transferred to SIAT S.p.A., the subsidiary of M.J.MAILLIS S.A. in Italy. Gramegna S.p.A. thereafter became dormant.

The share capital of Gramegna S.p.A stands at Euro 520,000.00 divided into 1,000,000 shares.

Gramegna S.p.A has the following shareholder composition :
• SIAT S.p.A 100.00%

6. I.P.E. CORPORATION (dormant)
(100.00% participation share via SIAT S.p.A.)

I.P.E. CORPORATION was established in 1988 and acquired in 2000 via SIAT S.p.A and has a registered office in Dover, Delaware, US. I.P.E. CORPORATION is a machine assembler for SIAT S.p.A.
On 31 December 2001, COMBI PACKAGING SYSTEMS, also a subsidiary of the Group via SIAT S.p.A. acquired the fixed assets of IPE CORPORATION. Following the foregoing acquisition of its fixed assets, IPE ceased to operate.

The share capital of I.P.E. CORPORATION stands at 12.50 U.S $ divided into 12.5 shares.

I.P.E. CORPORATION has the following shareholder composition :
• SIAT S.p.A 100.00%

7. SICME SRL
(60.00% participation share via SIAT S.p.A.)

The company was established in 1984 and was acquired in 2000 via SIAT S.p.A and has a registered office in Varese, Italy. SICME SRL is a packaging machine parts manufacturer.

The share capital of SICME SRL stands at 52,000.00 Euro divided into 1,000,000 shares.

SICME SRL has the following shareholder composition :
• SIAT S.p.A 60.00%
• Giancarlo Macchi 20.00%
• Giovanna Gottardello 20.00%

8. COMBI PACKAGING SYSTEMS LLC
(50.00% participation share via SIAT S.p.A.)

COMBI PACKAGING SYSTEMS LLC was established in 1999 and was acquired in 2000 via SIAT S.p.A and has a registered office in Canton, Ohio, US.

COMBI PACKAGING SYSTEMS LLC is an adjusted packaging line producer.

The share capital of COMBI PACKAGING SYSTEMS LLC currently stands at 30,000 U.S.

9. SIAT U.S.A. INC
(100.00% participation share via SIAT S.p.A.)

SIAT U.S.A. INC was established in 1999 and acquired in 2000 via SIAT S.p.A and has a registered office in Dover, Delaware, USA. SIAT USA is a non-operating company established to protect the SIAT tradename in the United States of America.

The share capital of SIAT U.S.A. INC currently stands at 10.00 U.S.D. and is divided into 10 shares.

SIAT U.S.A. INC has the following shareholder composition :
• SIAT S.p.A 100.00%

10. TAM S.r.l.
(71.00% participation share SIAT S.p.A.)

TAM S.r.l. was established in 1988 and acquired in 2001 via SIAT S.p.A. with a registered office in Marcallo con Casone, Milan, Italy. TAM S.r.l. is a producer of machinist products and spare parts and is operating at maximum automation.

The share capital of TAM S.r.l. currently stands at 49,400.00 Euro divided into 95,000 shares.

TAM S.r.l. has the following shareholder composition :
• Siat S.p.A. 71.0%
• Maurizio Turrina 29.0%

11. MEGA S.R.L.
(70.00% participation share via SIAT S.p.A.)

Mega S.r.l. was established in 1993 and was acquired in 2001 with a registered office in Gamoblo (Pavia), Italy.
Mega S.r.l. is a producer of high-technology automated packaging machines for special uses.

The share capital of Mega S.r.l. is currently to the amount of Euro 103,480.00.

Mega S.r.l. has the following shareholder composition :
• Siat S.p.A. 70.0%

• Pier Luigi Galli 29.0%
• Nicola Cardana 1.0%

12. SIAT BENELUX

(51.00% participation share via SIAT S.p.A.)

SIAT BENELUX was acquired in 2002 via SIAT S.p.A. and has a registered office in Wvaalwijk, the Netherlands.

The share capital of SIAT BENELUX is to the amount of Euro 20,000 divided into 20,000 shares.

SIAT BENELUX has the following shareholder composition :
• Siat S.p.A. 51.0%
• Mr.Van Mook 24.5%
• Ms Moreau 24.5 %

13. MAILLIS SANDER GMBH

(100.00% participation share via MAILLIS HOLDING GmbH)

MAILLIS SANDER GMBH was acquired in 2000 with a registered office in Wupertal, Germany. Company objects include participations in other companies, acquisitions and trade.

The share capital of MAILLIS SANDER GMBH stands at 25,000 Euro.

MAILLIS SANDER GMBH has the following shareholder composition :
• MAILLIS HOLDING GmbH 100.00%

14. SANDER GmbH & Co KG

(99.98% participation share via MAILLIS HOLDING GMBH and minor interest of MAILLIS SANDER GMBH)

SANDER GmbH & Co KG was established in 1996 and acquired in 2000. The registered office of the company is in Wuppertal, Germany.

SANDER GmbH & Co KG manufactures and trades in heads and automated packaging machines, as well as PP and Pet, edgeboards and special strapping belts.

The share capital of the company stands at 2,000,000 DM divided into 100 shares.

SANDER GmbH & Co KG has the following shareholder composition :
• MAILLIS HOLDING GmbH 99.98%
• MAILLIS SANDER GmbH 0.02%

15. SANDER N.V./ S.A.

(100.00% participation share via SANDER GmbH & Co KG)

SANDER N.V./S.A. was acquired in 2000 and is based in Belgium. Company objects include participations in other companies, acquisitions and trade.

The share capital of SANDER N.V./S.A. stands at Euro 25,000.

The company has the following shareholder composition :
• SANDER GmbH & Co KG 100.00%

5.7.4 COMPANIES PARTICIPATING IN M.J.MAILLIS S.A.

1. HORQUETA HOLDINGS LIMITED

HORQUETA HOLDINGS LIMITED was established in 1992 with a registered office in Dublin, Ireland which ever since 1999 moved to the British Virgin Islands.

HORQUETA HOLDINGS LIMITED is a Holdings company, in which Mr. Michael Maillis holds a majority interest, and is represented by NWT MANAGEMENT S.A.

Being a holdings company, HORQUETA HOLDINGS LIMITED LIMITED is not involved in any kind of production or commercial activity.

6.1 PROGRESS OF THE AFFAIRS OF M.J.MAILLIS S.A. AND OF THE GROUP

M.J.MAILLIS S.A. having followed a remarkable growth course, has finally grown to develop a powerful Group of Companies in the industrial packaging sector both in Europe and America.

The Group has brought up its scale from 58 million Euros in 1998 to 310 million Euros in 2002. Consolidation and integration was clearly in demand to provide an appropriate structure for the new, much larger international organization. In 2002 and 2003 considerable efforts were made in this direction and the results can well be seen in the Group's operation and cost structure.

The rationalization process coincided with an exceptionally difficult year (2003), marked by a global recession, significant developments - including the war in Iraq - and, last but not least, the considerable revaluation of the Euro.
The effects, however, both in terms of production costs and in terms of expenses may already be seen.

In 2004 the Company and the Group are entering in a new growth cycle, aiming - at the same time - to considerably enhance liquidity.

The main growth drivers are:
- The utilization of the accumulated potential which has been fully assimilated by the Group.
- The development of operations in North America comparable to the successful European platform (production of secondary packaging machines and materials and a dynamic distribution network to provide complete end of line industrial solutions)
- Potential Selective Acquisitions

6.2 M.J.MAILLIS S.A. AND GROUP STRATEGIC GOALS, PROSPECTS & OBJECTIVES

The Company and Group's primary strategic goals, prospects and objectives include:

Substantial Organic Growth

Over the next few years the Company intends to accomplish substantial organic growth.

The Group's organic growth is primarily anticipated to be seen in North America and Eastern Europe. Machines, plastic strapping band and film are to be the leading products in this development.

This organic growth is not to be founded on a potential recovery of global markets but on the dynamics which the Group has established with the following core features:

- The development of a fully integrated Group of Companies
- A universal corporate identity
- A comprehensive range of products marketed by all commercial units of the Group worldwide
- High-quality products
- The provision of complete solutions globally, rendering the M.J.MAILLIS Group the optimum supplier of major multinational corporations

Cash Flow Improvement

Both M.J.MAILLIS S.A. and the Group are already implementing a significant plan to improve cash flow, with clearly defined steps within a specified time-schedule. The foremost considerations consist in substantial working capital improvement (reduction), non-distribution of dividends, regulated capital spending and enhanced profitability.
The first moves in North America in 2004 involve strategic partnerships and alliances in order to save considerable time and adhere to a low capital spending budget.

Comprehensive Sales Strategy

A comprehensive sales strategy is to be implemented based on a per-customer profitability approach and the employment of modern techniques, including telesales and e-business.

Streamlining and Rationalization of the Companies within the Group

The plan of consistent optimization and rationalization is targeting a more efficient operation and reduction of costs for the companies within the Group, both in Greece and throughout Europe. The main parameters in this approach involve the rationalization of production, the reduction of production and distribution costs as well as the reduction of administrative costs through the development of integrated operations.

Research and Development

The Company invariably strives to employ state-of-the-art technology and to supply high-quality products, promoting innovative ideas and focusing on the production of new, competitive packaging materials, the improvement of production methods, and the use of recycled raw materials which are also substantially reducing production cost.

Realization of Potential Strategic Acquisitions

A target has been set for the realization of selective strategic acquisitions, which will produce immediate results and valuable synergies.

The beginning of the year has been excellent, with the Company attaining record sales in March, and there are strong indicators that 2004 shall be the most productive year in its history.

The M.J.MAILLIS Group is stronger than ever, recording very promising figures in the first few months of the year. The solid foundation laid and developed over the past years is beginning to bear fruits, with the prerequisites for a new growth cycle already in place. And this cycle is now under way.

APPENDIX

APPENDIX I

EXPLANATION OF FINANCIAL RATIOS

PERFORMANCE RATIOS (%)

Turnover Ratio	= (Current Year Turnover / Prior Year Turnover) - 1
Operating Profit (EBITDA)	= [Current Year Operating Profit (before depreciation) / Prior Year Operating Profit (before depreciation)] - 1

PROFIT MARGIN (total sales)

Gross Profit	= Current Year Gross Profit (before depreciation) / Current Year Total Turnover
Operating Profit (EBITDA)	= Current Year Operating Profit (before depreciation) / Current Year Total Turnover

PROFITABILITY RATIOS (before tax) (%)

Return on Equity (ROE)	= Current Year Profits Before Tax / Current Year Equity

TURNOVER RATIOS (days)

Inventories	= [Current Year Average Inventories / Current Year Cost of Sales (before Depreciation)] x 365
Receivables	= [(Current Year Customers, Bills & Notes Receivable, Notes & Cheques in delay / Current Year Turnover)] x 365
Suppliers	= [(Current Year Suppliers, Notes & Cheques Payable / Current Year Cost of Sales (before Depreciation)] x 365

GEARING RATIOS (:1)

Debt / Equity	= (Long-Term Liabilities + Short-Term Liabilities) / Total Equity
Bank Debt / Equity	= (Long-Term Bank Debt + Short-Term Bank Debt + Current portion of Long-Term Debt) / Total Equity

LIQUIDITY RATIOS (:1)

Current Ratio	= Current Assets / Total Current Liabilities
Special Liquidity Ratio	= (Current Assets - Inventory) / Total Current Liabilities
Quick Ratio (Acid Test)	= (Securities + Cash in Hand & Cash at Bank) / Total Current Liabilities

APPENDIX 2

FINANCIAL STATEMENTS

- FINANCIAL STATEMENTS FOR FY 2003
- ACCOUNTING STATEMENTS 30/09/2003
- ACCOUNTING STATEMENTS 30/06/2003
- ACCOUNTING STATEMENTS 31/03/2003
- TABLES ON THE APPROPRIATION OF FUNDS RAISED
- ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF M.J.MAILLIS S.A AND OF THE AFFILIATED COMPANIES THERETO FOR FY 2003
- DIRECTORS' REPORT OF THE BOARD OF M.J.MAILLIS S.A TO THE ORDINARY GENERAL MEETING ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR FY 2003
- ANNEX TO THE FINANCIAL STATEMENTS OF M.J.MAILLIS S.A FOR FY 2003
- DIRECTORS' REPORT OF THE BOARD OF M.J.MAILLIS S.A TO THE ORDINARY GENERAL MEETING
- CONSOLIDATED CASH FLOW STATEMENT FOR FY 2003
- CASH FLOW STATEMENT OF M.J.MAILLIS S.A FOR FY 2003

8th CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2003
(JANUARY 1 - DECEMBER 31, 2003)
ATHENS P.C.S.A REGISTER No 2716/06/B/86/43

ASSETS	2003 Acq/Cost	2003 Deprecation	2003 Net Value	2002 Acq/Cost	2002 Deprecation	2002 Net Value
B. PRE OPERATING COSTS						
1. Formation expenses	805.790	394.672	411.118	664.927	308.508	356.419
2. Exchange differences from loans	2.417.705	2.030.041	387.664	2.417.705	1.791.029	626.676
3. Pre operating interest	14.775.857	7.874.412	6.901.445	11.457.266	6.078.348	5.378.918
4. Other pre operating expenses	59.204.665	22.006.333	37.198.332	44.697.224	16.410.715	28.286.509
Total	77.204.017	32.305.458	44.898.559	59.237.122	24.588.600	34.648.522
C. FIXED ASSETS						
I. Intangible Assets						
1. Research and development cost	16.305.224	3.129.227	15.175.997	15.401.107	2.277.979	13.123.128
2. License Fees	117.567	109.986	7.571	114.357	106.871	7.486
4. Advances for the purchase of fixed assets	1.777.975	—	1.777.975	2.199.141	—	2.199.141
	20.200.756	3.239.213	16.961.543	17.714.605	2.384.850	15.329.755
II. Tangible Assets						
1. Land	2.372.548	—	2.372.548	2.285.717	—	2.285.717
3. Buildings	47.381.477	19.791.489	27.589.988	46.532.449	13.869.973	32.662.476
4. Machinery	121.493.412	64.194.183	57.299.229	114.772.357	60.539.091	54.233.266
5. Mobile equipment	3.032.286	1.686.761	1.345.525	3.074.692	1.638.699	1.435.993
6. Furniture and fixtures	13.037.123	7.993.741	5.043.382	13.921.560	10.320.456	3.601.104
7. Advances & fixed assets under construction	7.595.565	—	7.595.565	13.844.040	—	13.844.040
	194.912.411	93.666.174	101.246.237	194.430.815	86.368.219	108.062.596
Total Fixed Assets (CI+C II)	215.113.167	96.905.387	118.207.780	212.145.420	88.753.069	123.392.351
III. Financial Assets						
1. Participation in subsidiaries			182.956			26.015
7. Other long term financial assets			5.963.997			715.836
			6.146.953			741.851
Total Long Term Assets (C I+C II+C III)			124.354.733			124.134.202
D. CURRENT ASSETS						
I. Inventories						
1. Merchandise			17.944.209			15.219.413
2. Finished & semi-finished goods			18.380.387			21.538.052
4. Raw and auxiliary materials - cons/bles-spare parts - packing materials			25.754.863			29.228.617
5. Advances to suppliers			2.312.007			2.292.354
			64.371.466			68.278.436
II. Receivables						
1. Customers			76.317.137			74.406.673
2. Bills receivable						
- On hand			—			334.055
- In Banks for collection			40.000			—
3a. Notes receivable (checks)			928.548			1.210.562
3b. Delayed notes (checks)			56.511			67.171
10. Doubtful-contested trade and other debtors			2.105.223			2.231.420
11. Other debtors			11.121.752			9.012.414
11a. Greek state			3.506.505			2.515.808
12. Advances and other Credits			44.377			648.350
			94.120.053			90.426.453
III. Investments						
3. Other investments			396.548			2.621.714
IV. Cash						
1. Cash in hand			327.119			130.389
3. Cash at banks			13.773.713			19.935.305
Blocked deposits			29.348			—
			14.130.180			20.065.694
Total Current Assets (DI+DII+DIII+DIV)			173.018.247			181.392.297
E. PREPAYMENTS AND ACCRUED INCOME						
1. Prepaid expenses			3.217.472			1.751.357
2. Accrued income			1.902.864			1.477.569
3. Other transit debit balances			2.125.106			2.677.475
			7.245.442			5.906.401
GRAND TOTAL ASSETS (B+C+D+E)			349.516.981			346.081.422
MEMO ACCOUNTS						
2. Guarantees			6.498.065			371.575
3. Forward agreements			9.900.000			28.302.228
4. Other debit memo accounts			44.149.330			23.534.369
			60.547.395			52.208.172

CAPITAL AND LIABILITIES	2003	2002
A. CAPITAL & RESERVES		
I. Share Capital		
(72.876.440 shares per value 0,76 euro)		
1. Paid	55.386.094	55.212.
	55.386.094	55.212.
II. Share Premium Reserve	144.932.105	144.877.
	144.932.105	144.877.
III. Differences of revaluation-Investments subsidies		
2. Revaluation reserve	682.273	1.404.
3. Investment subsidies	7.583.024	10.499.
	8.265.297	11.904.
IV. Reserves		
1. Statutory reserve	4.139.959	4.833.
4. Extraordinary reserve	743.776	1.762.
5. Tax-free reserves (under special laws)	14.726.225	14.910.
	19.609.960	21.506.
Own shares in hand	(13.046.912)	(11.184.9
Goodwill on acquisition of subsidiaries	(120.394.464)	(121.033.0
V. Retained profits		
Carried forward	25.542.340	14.963.
Minority interest	1.511.459	5.028.
Exchange differences from tranlation at subsidia	27.164	(189.3
	27.080.963	19.802.
Total Capital and Reserves (AI+AII+AIII+AIV+AV)	121.833.043	121.085.
B. PROVISIONS FOR RISKS AND EXPENSES		
2. Other provisions	2.586.314	6.191.
C. LIABILITIES		
I. Long Term		
1. Debenture loan	89.357.823	82.869.
2. Bank loans	11.936.360	12.790.
8. Other long term liabilities	689.651	4.107.
	101.983.834	99.766.
II. Short Terms		
1. Suppliers	30.796.825	36.487.
2. Notes payable	3.720.351	1.857.
3. Bank loans	61.885.581	48.695.
4. Customer's advances	1.497.194	1.716.
5. Taxes-duties payable	6.555.323	6.699.
6. Contributions payable	1.546.114	1.607.
7. Current portion of long term debt	2.457.431	2.760.
10. Dividends payable	203.987	4.646.
11. Other creditors	9.175.021	13.376.
	119.837.827	117.847.
Total Liabilities (C I+C II)	221.821.661	217.614.
D. ACCRUALS & DEFERRED INCOME		
1. Deferred revenue	2.871.054	842.
3. Other accruals	404.909	348.
	3.275.963	1.190.
GRAND TOTAL CAPITAL (A+B+C+D)	349.516.981	346.081.
MEMO ACCOUNTS		
2. Guarantees	6.498.085	371.5
3. Forward agreements	9.900.000	28.302.2
4. Other credit memo accounts	44.149.330	23.534.3
	60.547.395	52.208.1

NOTES:

1. The companies included in the above consolidation are the following:
a) M.J.MAILLIS S.A. (parent company)
b) Directly controlled Companies: STRAPTECH S.A. (99,0%), M.J.MAILLIS BULGA EOOD (100%), M.J.MAILLIS ROMANIA S.A. (81,7%), HELERO BV (100%), M.J.MAIL FRANCE SAS (99,99%), MARFLEX M.J.MAILLIS POLAND SPZOO (100%), M.J.MAIL ESPANA SL (100%), M.J.MAILLIS CZECH SRO (100%), M.J.MAILLIS ALBANIA LTD (100 EUROPACK SA (100%), COLUMBIA SRL (100%), M.J.MAILLIS HUNGARY KFT (100 CONTIPAK GMBH (100%), OY M.J.MAILLIS FINLAND AB (100%), M.J.MAILLIS SVER AB (100%), M.J.MAILLIS HOLDING GMBH (100%), SANDER PACKAGING B.V.(100%).
c) Indirectly controlled Companies: M.J.MAILLIS U.K. LTD (100%), SIAT SPA (100 SICME SRL (60%), SIAT BENELUX (51%), COMBI PACKAGING SYSTEMS (50%), ME SRL (70%), TAM SRL (71%), SIAT USA (100%), MAILLIS SANDER GMBH (100%), SAND GMBH &CO KG (100%), SANDER NV (100%), WULFTEC INTERNATIONAL INC (100 MAILLIS STRAPPING NETWORK LLP (45%).
The above mentioned companies have been consolidated according to the full consolidat method as provided by the articles 90 to 109 of CL 2190/1920 "Referring to Compani except from Combi Packaging Systems which has been consolidated as a joint venture a Maillis Strapping Network which has been consolidated according to the Equity Method.
2. As at 31 December, 2003 no encumbrances exist on company's fixed assets.
3. The result included in the consolidated profit and loss account, which relate to s sidiaries registered outside the Euro Zone, has been translated at the average exchar rate of the period 01/01 - 31/12/2003.
4. In connection to the continued and intensified Group optimisation plan (amounting to 8 mil in the prior year) and in relation to the significant investment in the machines p duction sector, in the current year an amount of € 4 mil has been invested in research and development of new products and the expansion of commercial networ These investments are shown in the assets side of the balance sheet in accounts B Other Pre Operating Expenses" and C1 " Research and Development Costs".
5. The latest revaluation of land and buildings of the parent company was carried out at 31 Decem 2000, in accordance with Law 2065/92 as amended by the article 20 of Law 2443/96.
6. The number of employees of the Group as at 31 December, 2003 was 2.036.
7. The group, consistently, followed the fundamental accounting principles used in financial statements of year 2002.
8. All accrued expenses up to 31/12/2003, have been provided for.
9. The depreciation expense for the period 01/01-31/12/2003 of M.J.MAILLIS SA and its s sidiary STRAPTECH SA was calculated based on the depreciation rates provided by L 299/2003 and amounted to € 14.826.609. The respective income from the depreciat of investment subsidies amounted to € 1.857.854. If the depreciation expense for period 01/01/-31/12/2003 was calculated based on the depreciation rates provided by L 100/1998, it would have amounted to € 17.531.950 and the respective income from depreciation of investment subsidies would have amounted to € 2.476.830.
10. The consolidated Equity of M.J.MAILLIS Group is shown decreased by € 120 mil due the fact that Goodwill,arising from acquisitions, is shown as a deduction from Equity Goodwill was shown in the assets side of the balance sheet, as the allowed alternati permits, consolidated Equity would amount to € 242 mil.
11. The analysis of turnover by STAKOD 03 is the following: a) CODE 292.9 € 113.945.131 CODE 252.2 € 107.761.382 c) CODE 271.0 € 66.888.894 d) CODE 212.1 € 7.373.779

PROFIT AND LOSS AT DECEMBER 31, 2003
(JANUARY 1, - DECEMBER 31, 2003)

	2003			2002		
I. OPERATING RESULTS						
Turnover (net sales)			295.969.286			310.879.616
Less: Cost of sales			213.331.010			218.794.055
Gross margin profit			82.638.276			92.085.560
Plus: Other operating income			3.379.931			918.818
Total			86.018.207			93.004.378
Less: 1. Administrative expenses		23.778.536			24.688.821	
3. Distribution expenses		36.356.950	60.135.486		39.469.587	64.158.408
Subtotal profit			25.882.721			28.845.970
Plus: 3. Profit on sale of participations and securities or other holdings	481.308			75.364		
4. Interest and other similar income	1.517.069	1.998.377		2.791.706	2.867.070	
Less: 1. Participations and secirities value dicline allowances	256.312			507.907		
2. Loss from sale of bonds	325.076			325.076		
3. Interest & other similar expenses	8.323.125	8.904.513	(6.906.136)	7.383.500	8.216.483	(5.349.413)
Total Operating results (profits)			18.976.585			23.496.557
II. PLUS: EXTRAORDINARY RESULTS						
1. Extraordinary & non-operating income	10.409.456			11.261.670		
2. Extraordinary profits	5.405.244			18.134		
3. Prior year profits	18.160	15.832.860		59.127	11.338.931	
Less:						
1. Extraordinary and non-operating expenses	12.913.680			8.114.082		
2. Extraordinary loss	303.874			104.517		
3. Prior year expenses	278.973			209.464		
4. Doubtful debts	—	13.496.527	2.336.333	250.000	8.678.063	2.660.868
Total operating & non-operating results			21.312.918			26.157.425
Less: Total depreciation		24.090.257			25.690.381	
Less: Depreciation charged to operation cost		24.090.257	—		25.690.381	—
NET PROFIT BEFORE TAXES			21.312.918			26.157.425
LESS:						
Share of minority interest on net profit before taxes		125.308			318.010	
CONSOLIDATED NET PROFIT BEFORE TAXES		21.187.610			25.839.415	
LESS:						
Income tax			5.607.453			6.222.653
Other taxes not included in operation costs			—			5.668
NET PROFIT AFTER INCOME TAXES			15.705.465			19.928.904
LESS:						
Share of minority interest			93.360			130.168
NET PROFIT AFTER INCOME TAXES AND SHARE OF MINORITY INTEREST			15.612.105			19.798.736

Khfisia, February 24, 2004

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	GROUP FINANCIAL CONTROLER	THE CHIEF ACCOUNTANT
MICHAEL J. MAILLIS	CHARALABOS A. STAVRINOUDAKIS	SOTIRIOS I. LEONARDOS	NIKOLAOS B. MAROULIS
Φ 020206	Σ 206194	Ξ 326521	E.C.G. 9997046629 - A' CLASS

Certified Auditor's Audit Certificate
Direct Translation

To the Shareholders of "Michael J Maillis AEBE - Packaging Systems" and it's subsidiaries

I have audited the above Consolidated Financial Statements, comprising the consolidated balance sheet and income statement and the related Notes to the Consolidated Financial Statements of "Michael J Maillis AEBE - Packaging Systems", together with its su sidiary companies, for the year ended 31 December 2003. My audit was carried out in accordance with the provisions of article 108 of CL 2190/1920 "Referring to Companies" and the auditing procedures, which I considered appropriate for the consolidation, base on the principles and auditing standards followed by the Institute of Certified Auditors Accountants. I have confirmed that the contents of the Directors' Report to the Annual General Meeting of the Shareholders is in accordance with the above Consolidated Financi Statements. The scope of my audit did not include the subsidiary companies representing 22% and 30% of the consolidated assets and of the consolidated turnover respectively. The financial statements of the above subsidiaries have been audited to a large exte by other certified auditors, on whose audit certificates we have placed reliance in order to express the opinion that follows, to the extent that this is affected by consolidated amounts appearing in the above subsidiaries' financial statements. The following matters we noted as a result of the audit: 1. The Group has included in account B "Implementation costs" and C "Fixed assets" as at 31/12/2003 a net book value amounting to € 8.400.000, which relates to amounts paid in previous year for the reorganization and developme of the sales networks of the Group's subsidiary companies which together with the depreciation for the current year of € 1.800.000, should have been expensed in previous year's results. 2. The Group has included in accounts B4 "Other Setup Expenses" and C "Research and development costs" an amount of € 3.715.000 (Net Book Value), relating to amounts paid in this year for the research and development of new products in subsidiary companies of the Group. This amount was not expensed in this year's result, an will be amortized evenly over a five-year period. 3. The parent company's receivables include long outstanding receivables amounting to € 1.200.000. The parent company has not created any provision for a part or the whole of this amount. 4. The parent compan has included approximately € 2.906.000 in account B4 "Other Setup Expenses". This amount relates to the net book value of losses incurred from the sale and valuation of investments of securities listed on the Athens Stock Exchange. From this amount approx mately € 1.671.000 were charged to prior years profits and approximately € 581.000 to current year's profits. If the company had followed the requirements set out by CL 2190/1920 the full amount would have been charged to prior years profits. 5. Based on th interpretation No 205/1988 of the full session of the State Legal Council, the companies included in the consolidation have not raised provisions for retirement settlement, as none of the employees will obtain pension rights before the end of the forthcoming year. the companies had raised provisions in accordance with article 42e of CL 2190/1920 for provisions for retirement settlement, the provisions would have amounted to approximately € 706.000 of which approximately € 604.000 should have been charged to prior yea profits and approximately € 102.000 to current year profits. 6. The tax authorities have not audited the parent company's financial records for the years 2002 and 2003 and Straptech for the years 2000 to 2003. Therefore the Group/s tax liability cannot be considere as final. In my opinion, after taking into account the matters and notes of the company noted above, the aforementioned Consolidated Financial Statements have been prepared in accordance with the requirements set out by CL 2190/1920 and reflect the Group assets and financial position as at 31 December 2003 and the consolidated results for the financial year then ended, in accordance with the current legislation and Greek Generally Accepted Accounting Principles, which do not differ from those which the Compar had applied in the previous year.

Athens, 26 February 2004
Certified Auditor- Accountant

PRICEWATERHOUSECOOPERS

Kyriakos Riris
R.N. SOEL 12111

BALANCE SHEET AS AT DECEMBER 31, 2003

27th FINANCIAL YEAR (JANUARY 1 - DECEMBER 31, 2003)

ATHENS P.C.S.A. REGISTER No 2716/06/B/86/43

ASSETS	2003 Acq/Cost	2003 Deprec/tion	2003 Net Value	2002 Acq/Cost	2002 Deprec/tion	2002 Net Value
B. PRE OPERATING COSTS						
1. Formation expenses	547.062	299.202	247.860	418.125	241.312	176.813
2. Exchange differences from loans	2.417.705	2.030.041	387.664	2.417.705	1.791.029	626.676
3. Pre operating interest	14.670.708	7.799.773	6.870.935	11.352.118	6.024.739	5.327.378
4. Other pre operating expenses	27.000.638	16.858.613	10.142.025	22.837.527	12.890.777	9.946.750
Total	44.636.113	26.987.629	17.648.484	37.025.475	20.947.857	16.077.617
C. FIXED ASSETS						
I. Intangible Assets						
1. Research and development costs	1.834.351	372.801	1.461.550	905.667	193.512	712.155
2. Goodwill	117.557	109.986	7.571	114.357	106.871	7.485
4. Advances for the purchase of fixed assets	1.777.791	—	1.777.791	2.198.957	—	2.198.957
	3.729.699	482.787	3.246.912	3.218.981	300.383	2.918.598
II. Tangible Assets						
1. Land	1.301.675	—	1.301.675	1.301.675	—	1.301.675
3. Buildings	20.382.885	8.641.699	11.741.186	19.126.091	7.699.404	11.426.687
4. Machinery	66.925.070	37.186.044	29.739.026	60.725.038	31.999.332	28.725.706
5. Mobile equipment	992.118	688.031	304.087	1.117.895	716.798	401.097
6. Furniture and fixtures	4.763.575	2.406.166	2.357.409	2.604.662	2.045.428	559.234
7. Advances & fixed assets under construction	6.933.036	—	6.933.036	12.978.559	—	12.978.559
	101.298.359	48.921.940	52.376.419	97.853.920	42.460.962	55.392.958
Total Fixed Assets (C I+C II)	105.028.058	49.404.727	55.623.331	101.072.901	42.761.345	58.311.556
III. Financial Assets						
1. Participating in affiliated companies			153.673.356			150.028.729
7. Other logn term financial assets			141.532			141.516
			153.814.888			150.170.246
Total Long Term Assets (C I+C II+C III)			209.438.219			208.481.801
D. CURRENT ASSETS						
I. Inventories						
1. Merchandise			126.350			46.766
2. Finished & semi-finished goods			3.231.886			4.853.858
4. Raw and auxillary materials - cons/bles spare parts-packing materials			8.118.403			8.841.699
5. Advances to suppliers			1.463.815			1.990.414
			12.940.454			15.732.737
II. Receivables						
1. Customers			61.334.142			52.764.120
3a. Notes receivable (checks)			715.593			74.020
5. Receivables from affiliated companies			23.481.974			26.546.816
10. Doubtful - contested trade and other debtors			1.752.897			1.226.336
11. Other debtors			33.019			51.749
11a. Greek State			2.428.846			1.687.605
12. Advances and other credits			44.377			71.913
			89.790.848			82.422.559
III. Investments						
3. Other investments			—			2.300.068
IV. Cash						
1. Cash in hand			16.476			4.669
3. Cash at banks			2.014.498			6.247.764
8. Blocked deposits			29.348			29.348
			2.060.322			6.281.781
Total Current Assets (DI+DII+DIII+DIV)			104.791.624			106.737.145
E. PREPAYMENTS AND ACCRUED INCOME						
1. Prepaid expenses			206.728			137.205
2. Accrued income			1.658.652			1.402.295
3. Other transit debit balances			1.817.727			2.658.500
			3.683.107			4.198.000
GRAND TOTAL - ASSETS (B+C+D+E)			335.561.434			335.494.564
MEMO ACCOUNTS						
2. Guarantees			6.195.290			68.800
3. Forward agreements			9.900.000			14.151.114
4. Other debit memo accounts			40.079.182			13.997.578
			56.174.472			28.217.492

CAPITAL AND LIABILITIES	2003	2002
A. CAPITAL AND RESERVES		
I. Share Capital		
(72.876.440 shares per value 0,76 euro)		
1. Paid	55.386.094	55.212.222
II. Share Premium reserve	144.932.105	144.877.197
III. Differences of revaluation-investment subsidies		
3. Investment subsides	4.737.356	8.222.929
IV. Reserves		
1. Statutory reserve	—	1.792.136
4. Extraordinary reserve	13.796	13.796
5. Tax-free reserves (under special laws)	16.855.705	16.855.706
	16.869.501	18.661.638
Own shares in hand	(13.046.912)	(11.184.935)
V. Results carried forward	(3.722.274)	—
Total Capital and Reserves (AI+AII+AIII+AIV+AV)	205.155.870	213.789.050
B. PROVISIONS FOR RISKS & EXPENSES		
2. Other provisions	822.417	3.319.208
C. LIABILITIES		
I. Long Term		
2. Bank loans	89.357.823	82.869.152
II. Short term		
1. Suppliers	8.952.906	10.482.054
2. Notes payable	3.720.351	1.553.373
3. Bank loans	24.180.000	14.234.955
4. Customer's advances	79.822	67.999
5. Taxes - duties payable	1.022.863	2.486.367
6. Contributions payable	456.093	451.632
10. Dividends payable	458.108	4.646.296
11. Other creditors	387.407	489.266
	39.257.550	34.411.942
Total Liabilities (C I+C II)	128.615.373	117.281.094
D. ACCRUALS AND DEFERRED INCOME		
2. Accrued expenses	802.764	823.768
3. Other accruals	165.010	281.444
	967.774	1.105.211
GRAND TOTAL - CAPITAL AND LIABILITIES (A+B+C+D)	335.561.434	335.494.564
MEMO ACCOUNTS		
2. Guarantees	6.195.290	68.800
3. Forward agreements	9.900.000	14.151.114
4. Other credit memo accounts	40.079.182	13.997.578
	56.174.472	28.217.492

NOTES:
1) Net Fixed Asset Investments increased approximately € 3.950.000 in the period of 1 January to 31 December 2003.
2) The company has been tax audited up to the year ended 31 December, 2001.
3) The Equity participation in affiliated companies amounting approximately 153,7 million eur is stated at cost. Had the above valuation been made at the equity method, as provided for in law 2190/1920, the relevant amount would have been approximately 121,9 million eur.
4) Encumbrances on the company/ s fixed assets as at 31 December, 2003 not exist.
5) The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended by article 20 of law 2443/96.
6) The number of employees of the company as at 31 December, 2003 was 384.
7) The company has made the necessary provisions for accrued expenses as at 31 December, 2003.
8) The company consistently followed the fundamental accounting principles used in financial statements for the 2002 year.
9) The depreciation charge for the period 1/1-31/12/2003 was calculated based on the depreciation rates provided by Law 299/2003 and amounted to € 13.228.600 compared to € 15.321.323 for the period 1/1-31/12/2002 and is accordingly allocated as follows: € 6.710.947 to production cost compared to € 9.115.367, € 6.508.005 to administration expenses compared to € 6.179.433 and € 9.648 to selling expenses compared to € 26.523. The respective income from the depreciation of investment subsidies amounted to € 1.485.573. If the depreciation expense for the period 01/01 - 31/12/2003 was calculated based on the depreciation rates provided by Law 100/1998, it would have amounted to € 15.473.000 and the respective income from the depreciation of investment subsidies would have amounted to € 1.965.882.
10) The analysis of turnover by STAKOD 03 is the following: a) CODE 271.0 € 52.773.664 b) CODE 252.2 € 42.142.030.

PROFIT AND LOSS AT DECEMBER, 31 2003 (JANUARY 1 - DECEMBER 31, 2003)

	2003			2002		
I. OPERATING RESULTS						
Turnover (net sales)			94.915.694			93.968.146
Less: Cost of sales			72.645.555			74.638.761
Gross margin profit			22.270.139			19.329.385
Plus: Other operating income			626.794			305.600
Total			22.896.933			19.634.985
Less: 1. Administrative expenses		11.602.852			9.558.559	
3. Distribution expenses		8.262.160	19.865.012		9.502.831	19.061.390
Subtotal profit			3.031.921			573.595
Pluss: 1. Income from participating interest	250.000			1.625.542		
3. Profit on sale of participations & securities	230.040			49.731		
4. Interest and other similar income	1.896.020	2.376.060		1.691.600	3.366.873	
Less: 1. Participations and securities value dicline allowances	256.312			507.907		
2. Participations & securities expenses and losses	325.076			325.076		
3. Interest and other similar expenses	4.808.102	5.389.490	(3.013.430)	2.969.947	3.802.930	(436.057)
Total operating results (profits)			18.491			137.538
II. PLUS: EXTRAORDINARY RESULTS						
1. Extraordinary and non operating income	3.005.176			6.682.498		
2. Extraordinary profits	265.260			7.337		
3. Prior years profits	8.700	3.279.136		57.337	6.747.171	
Less:						
1. Extraordinary and non operating expenses	7.503.996			2.369.285		
2. Extraordinary loss	79.508			104.517		
3. Prior year expenses	140.997			131.776		
4. Doubtful debts	—	7.724.501	(4.445.365)	250.000	2.855.579	3.891.592
Total operating & non-operating results			(4.426.874)			4.029.130
Less: Total depreciation		13.228.600			15.321.323	
Less: Depreslation charged to operation cost		13.228.600	—		15.321.323	—
NET (LOSE/PROFIT) BEFORE TAXES			(4.426.874)			4.029.130

APPROPRIATION ACCOUNT

	2003	2002
Net (losses/profits) for the year	(4.426.874)	4.029.130
Plus: Prior year retained profits	—	68.970
Less: Prior period tax audit adjustments	1.081.494	—
Plus: Reserves distributable	1.792.136	2.902.349
Total	(3.716.232)	7.000.450
Less: 1. Income taxes	—	2.600.436
2. Other not charged to the operating cost taxes	6.042	5.668
Distributablae losses/profit	(3.722.274)	4.394.346
Distribution as follows:		
1. Statutory reserve	—	130.947
2. First dividend	—	2.153.277
3. Additional dividend	—	2.080.123
7. Board of Directors fees	—	30.000
8. Losses carried forward	(3.722.274)	—
	(3.722.274)	4.394.346

Khfisia, February 24, 2004

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER AND MEMBER OF THE BOARD OF DIRECTORS	FINANCIAL MANAGER OF GREECE	THE CHIEF ACCOUNTANT
MICHAEL J. MAILLIS Φ 020206	CHARALAMBOS A. STAVRINOUDAKIS Σ 208194	[illegible] [illegible]	NIKOLAOS B. MAROULIS E.C.G. 9997046629 - A' CLASS

Certified Auditor's Audit Certificate
Direct Translation
To the Shareholders of "Michael J Maillis AEBE - Packaging Systems"

I have audited the above Financial Statements and the Notes to the Financial Statements of "Michael J Maillis AEBE - Packaging Systems" for the year ended 31 December 2003. My audit was carried out in accordance with the provisions of article 37 of CL 2190/1920 "Referring to Companies" and the auditing procedures, which I considered appropriate, based on the principles and auditing standards followed by the Institute of Certified Auditors Accountants. All books and records maintained by the Company have been made available to me and I have been given all the information and explanations which I have requested for the purposes of the audit. The Company's accounts have been prepared in accordance with Greek Generally Accepted Accounting Principles. There has been no change in the stock valuation principles compared to the prior year and the production cost is calculated in accordance with the generally accepted cost accounting principles. I have agreed the contents of the Directors' Report to the Annual General Meeting of the Shareholders with the Financial Statements. The Attachment contains the information required by paragraph 1 of article 43a of CL 2190/1920. The following matters were noted as a result of the audit: 1. The company has included in account C "Investments and other long-term receivables" an amount of € 153.673.000 relating to investments in subsidiaries, that were valued at acquisition cost and not in accordance with paragraph 6 of article 43 of CL2190/1920, which requires the valuation at the lower value between acquisition cost and net equity. Had the Company followed the requirements set out by CL2190/1920 the above value of Investments would have been decreased by €31.787.000 and this amount would have been expensed in previous years' results. 2. The company's receivables include long outstanding receivables amounting to € 1.200.000. The company has not created any provision for a part or the whole of this amount. 3. The company has included approximately € 2.906.000 in account B4 "Other Setup Expenses". This amount relates to the net book value of losses incurred from the disposal and year-end valuation of investments listed on the Athens Stock Exchange, of which approximately € 1.671.000 have been expensed in prior years and approximately € 581.000 have been expensed in the current year results. If the Company had followed the requirements set out by CL 2190/1920, the full amount would have been expensed in prior years. 4. Based on interpretation No 205/1988 of the full session of the State Legal Council, the company has not raised a provision for retirement settlement, as none of the employees will obtain pension rights before the end of the forthcoming year. If the Company had raised a provision in accordance with article 42e of CL 2190/1920 for compensation for employee terminations, the provision would have amounted to approximately € 637.000, of which approximately € 553.000 relates to prior years and approximately € 84.000 relates to current year results. 5. The years 2002 to 2003 have not been a[illegible]ed by the tax authorities and therefore the tax liabilities of the company have not yet been finalised. In my opinion, the aforementioned Financial Statements are in agreement with the books and records of the company and together with the Att[illegible]ment, present, subject to the matters mentioned above and the notes appearing on the face of the financial statements, the company's assets and financial position as at 31 December 2003 and the results for the financial year then ended, in accordance with the current legislation and Greek Generally Accepted Accounting Principles, which do not differ from those which the company had applied in the previous year.

PRICEWATERHOUSECOOPERS

Athens, February 26, 2004
Certified Auditor- Accountant

Kyriakos Riris
R.N. SOEL 12111

KRONOS S.A.

CONSOLIDATED SUMMARISED BALANCE SHEET AS AT 30 SEPTEMBER 2003 ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN EURO

ASSETS	30/09/2003	30/09/2002
B. PRE OPERATING COSTS		
Acquisition Cost	67.850.551	60.671.578
Less: Depreciation until 30/09/2003	29.172.437	23.189.444
Net Value	38.678.114	37.482.134
C. FIXED ASSETS		
Acquisition Cost	227.150.486	208.587.168
Less: Depreciation until 30/09/2003	104.628.601	89.488.428
Net Value	122.521.885	119.098.740
Participation and other logn term acquisitions	747.687	215.513
Total Fixed Assets	123.269.572	119.314.253
D. CURRENT ASSETS		
Inventories	67.945.447	73.862.721
Receivables	90.987.468	85.763.304
Securities	1.685.042	2.869.920
Cash	18.822.723	22.416.808
Total Current Assets	179.440.680	184.912.753
E. PREPAYMENTS & ACCRUED INCOME	8.753.606	8.432.775
GRAND TOTAL ASSETS	350.141.972	350.141.915

CAPITAL AND LIABILITIES	30/09/2003	30/09/2002
A. CAPITAL & RESERVES		
Share Capital (72.647.660 sh. X 0,76 euro	55.212.222	55.049.749
Share premium reserve	144.877.197	144.825.890
Differences of revaluation-Investment subsidies	8.255.892	10.703.544
Reserves	21.703.657	32.303.434
Own shares in hand	(13.033.262)	(9.745.396)
Retained Profits	12.947.200	3.531.109
Exchange differences from translation of subsidiaries	(6)	(1.572.131)
Profit 1/1-30/9/2003	17.026.400	19.537.430
Goodwill on acquisition of subsidiaries	(118.339.234)	(117.464.693)
Minority interests	1.553.506	4.523.480
Total Capital & Reserves	130.203.572	141.692.416
B. PROVISIONS FOR RISK & EXPENSES	6.858.765	2.656.252
C. LIABILITIES		
Long-term Liabilities	94.486.428	110.160.644
Short-term Liabilities	113.313.459	92.285.497
Total Liabilities	207.799.887	202.446.141
D. ACCRUALS & DEFERRED INCOME	5.279.748	3.347.106
GRAND TOTAL CAPITAL AND LIABILITIES	350.141.972	350.141.915

NOTES:

1. The companies included in the above consolidation are the following: a) M.J.MAILLIS S.A. (parent company) b) Directly controlled Companies STRAPTECH S.A. (99, 0%), M.J.MAILLIS BU GARIA EOOD (100%), M.J.MAILLIS ROMANIA S.A. (81, 7%), HELERO BV (100%), M.J.MAILLIS FRANCE SAS (99.99%), MARFLEX M.J.MAILLIS POLAND SPZOO (100%), M.J.MAILLIS ESPAN SL (100%), M.J.MAILLIS CZECH SRO (100%), M.J.MAILLIS ALBANIA LTD (100%), EUROPACK SA (100%), COLUMBIA SRL (100%), M.J.MAILLIS HUNGARY KFT (100%), CONTIPAK MB (100%), OY M.J.MAILLIS FINLAND AB (100%), M.J.MAILLIS SVERIGE AB (100%), M.J.MAILLIS HOLDING GMBH (100%), SANDER B.V.(100%),c) Indirectly controlled Companies M.J.MAILL U.K. LTD (100%), SIAT SPA (100%), SICME SRL (60%), SIAT BENELUX (51%), COMBI PACKAGING SYSTEMS (50%), MEGA SRL (70%), TAM SRL (71%), SIAT USA (100%), M.J.MAILL SANDER GMBH (100%), SANDER GMBH &CO KG (100%), SANDER NV (100%), WULFTEC INTERNATIONAL INC (100%), MAILLIS STRAPPING NETWORK LLP (45%). The above mentione companies have been consolidated according to the full consolidation method as provided by the articles 90 to 109 of CL 2190/1920 "Referring to Companies", except from Combi Packagi Systems which has been consolidated as a joint venture and Maillis Strapping Network which has been consolidated according to the Equity Method
2. As at 30 September, 2003 no encumbrances exist on company's fixed assets.
3. The result included in the consolidated profit and loss account, which relate to subsidiaries registered in Eastern Europe, has been translated at the average exchange rate of the period 01/0 - 30/09/2003.
4. The latest revaluation of land and buildings of the parent company was carried out at 31 December 2000, in accordance with law 2065/92 as amended by the article 20 of law 2443/96.
5. The number of employees of the Group as at 30 June, 2003 was 2.015.
6. The group, consistently, followed the fundamental accounting principles used in the financial statements of year 2002.
7. All accrued expenses up to 30/09/2003, have been provided for.
8. The consolidated Equity of M.J.MAILLIS Group appears decreased by Euros 118 mil. due to the fact that Goodwill,arising from acquisitions, is shown as a deduction from Equity. If Goodw was presented in the assets side of the balance sheet, as the allowed alternative permits, consolidated Equity would amount to Euros 248 mil.

CONSOLIDATED SUMMARISED PROFIT AND LOSS ACCOUNT FOR 30 SEPTEMBER 2003 (JANUARY 1- SEPTEMBER 30, 2003)

	01/01/2003-30/09/2003		01/01/2002-30/09/2002	
I. OPERATING RESULTS				
Turnover (net sales)		224.779.233		226.963.878
Less: Cost of Sales		161.567.361		159.813.254
Gross margin (profits)		63.211.872		67.150.624
Plus: Other operating income		2.044.732		617.096
Total		65.256.604		67.767.720
Less: 1. Administrative expenses	18.293.857		17.930.146	
3. Distribution expenses	27.552.822	45.846.679	28.597.449	46.527.595
Subtotal profit		19.409.925		21.240.125
Plus: 3. Profit from sale of bonds	67.030		73.301	
4. Interest & other similar income	1.237.294	1.304.324	2.199.462	2.272.763
Less:				
1. Participation and securities value decline allowances	192.234		192.234	
2. Expenses and losses from participations and securities	243.807		243.807	
3. Interest & other similar expenses	6.381.428	(6.817.469)	6.416.005	(6.852.046)
Total operating results (profits)		13.896.780		16.660.842
II. PLUS: EXTRAORDINARY RESULTS				
1. Extraordinary and non - operating income	8.486.745		9.290.525	
2. Extraordinary profits	482.772		3.435	
3. Prior year income	10.385	8.979.902	58.035	9.351.995
Less:				
1. Extraordinary and non-operating expens	5.410.599		5.982.031	
2. Extraordinary loss	227.164		815	
3. Prior year expenses	218.688	(5.856.451)	174.845	(6.157.691)
Total operating & non-operating results		17.020.231		19.855.146
LESS:				
Total depreciation	19.405.789		18.789.831	
Less: Depreciation charged to operation cost	19.405.789	—	18.789.831	—
NET PROFIT BEFORE TAXES		17.020.231		19.855.146
LESS:				
Share of minority interest		(6.169)		317.716
NET PROFIT BEFORE TAXES AND AFTER MINORITY INTEREST		17.026.400		19.537.430

Kifisia, November 24, 2003

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	GROUP FINANCIAL CONTROLLER	ACCOUNTING MANAGER
MICHAEL J. MAILLIS	CHARALAMBOS STAVRINOUDAKIS	SOTIRIOS I. LEONARDOS	NIKOLAOS V. MAROULIS
ID. No Φ 020206	ID. No Σ 208194	ID. No Π 325521	R. No 9997046629 - A' CLASS

KRONOS S.A.

M. J. MAILLIS S.A.

SUMMARISED BALANCE SHEET AS AT 30 SEPTEMBER 2003 ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN EURO)

ASSETS	30/09/2003	30/09/2002
B. PRE OPERATING COSTS		
Acquisition Cost	42.933.601	38.079.898
Less: Depreciation until 30/09/2003	25.536.105	19.483.298
Net Value	17.397.496	18.596.600
C. FIXED ASSETS		
Acquisition Cost	101.634.531	94.722.695
Less: Depreciation until 30/09/2003	49.342.100	40.675.529
Net Value	52.292.431	54.047.166
Participation and other long term acquisitions	150.703.576	141.867.268
Total Fixed Assets	202.996.007	195.914.434
D. CURRENT ASSETS		
Inventories	14.227.805	21.446.125
Receivables	93.662.471	83.952.263
Securities	1.251.150	1.502.745
Cash	5.121.767	6.071.844
Total Current Assets	114.263.193	112.972.977
E. PREPAYMENTS & ACCRUED INCOME	7.439.421	5.821.836
GRAND TOTAL ASSETS	342.096.117	333.305.847

CAPITAL AND LIABILITIES	30/09/2003	30/09/2002
A. CAPITAL & RESERVES		
Share Capital (72.647.660 sh. X 0,76 euro)	55.212.222	55.049.749
Share premium reserve	144.877.197	144.825.890
Differences of revaluation--		
Investent subsidies	4.748.517	6.784.378
Reserves	18.661.636	21.433.039
Own shares in hand	(13.033.262)	(9.745.396)
Retained Profits	(1.081.494)	68.970
Profit 1/1-30/9/2003	386.440	2.115.156
Total Capital & Reserves	209.771.256	220.531.786
B. PROVISIONS FOR RISK	4.276.840	571.481
C. LIABILITIES		
Long-term Liabilities	82.869.152	89.357.823
Short - term Liabilities	43.712.180	19.691.672
Total Liabilities	126.581.332	109.049.495
D. ACCRUALS & DEFERRED INCOME	1.466.689	3.153.085
GRAND TOTAL CAPITAL AND LIABILITIES	342.096.117	333.305.847

NOTES:
1) Net Fixed Asset investments increased approximately 3.900.000 eur in the period of 1 January to September 2003.
2) The company has been tax audited up to the year ended 31 December, 2001.
3) Encumbrances on the company/ s fixed assets as at 30 September, 2003 not exist.
4) The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended by article 20 of law 2443/96.
5) The number of employees of the company as at 30 September, 2003 was 387.
6) The company has made the necessary provisions for accrued expenses as at 30 September, 2003.
7) The company consistently followed the fundamental accounting principles used in financial statements for the 2002 year.
8) The depreciation charge for the period 1/1-30/09/2003 amounted eur 11.627.667 compared to eur 11.703.607 for the period 1/1-30/09/2002 and is accordingly allocated as follows: eur 6.661.139 to production cost compared to eur 7.047.849, eur 4.958.085 to administration expenses compared to eur 4.634.671 and eur 8.443 to selling expenses compared to eur 21.087.

SUMMARISED PROFIT AND LOSS ACCOUNT FOR 30 SEPTEMBER 2003 (JANUARY 1 - SEPTEMBER 30, 2003)

	01/01/2003-30/09/2003		01/01/2002-30/09/2002	
I. OPERATING RESULTS				
Turnover (net sales)		70.331.219		70.651.858
Less: Cost of Sales		54.983.630		54.601.505
Gross margin (profits)		15.347.589		16.050.353
Plus: Other operating income		616.557		210.567
Total		15.964.146		16.260.920
Less: 1. Administrative expenses	8.410.898		7.540.074	
3. Distribution expenses	6.033.311	14.444.209	7.242.990	14.783.064
Subtotal profit		1.519.937		1.477.856
Plus: 3. Profit from sale of bonds	65.762		73.210	
4. Interest & other similar income	1.374.404	1.440.166	1.487.966	1.561.176
Less:				
1. Participation and securities value decline allowances	192.234		192.234	
2. Expenses and losses from participations and securities	243.807		243.807	
3. Interest & other similar expenses	3.153.318	(3.589.359)	2.079.470	(2.515.511)
Total operating results		(629.256)		523.521
II. PLUS: EXTRAORDINARY RESULTS				
1. Extraordinary and non-operation income	2.656.018		3.046.839	
2. Extraordinary profits	251.759		2.935	
3. Income prior period	6.036	2.913.813	56.762	3.106.535
Less:				
1. Extraordinary and non-operating expenses	1.682.711		1.414.261	
2. Extraordinary loss	79.487		815	
3. Prior year expenses	135.919	(1.898.117)	99.824	(1.514.900)
Total operating & non-operating results		386.440		2.115.156
LESS:				
Total depreciation	11.627.667		11.703.607	
Less: Depreciation charged to operation cost	11.627.667	0	11.703.607	0
NET PROFIT BEFORE TAXES		386.440		2.115.156

Kifisia, November 24, 2003

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	FINANCIAL MANAGER	ACCOUNTING MANAGER
MICHAEL J. MAILLIS	CHARALAMBOS STAVRINOUDAKIS	PETROS I. DELIS	NIKOLAOS V. MAROULIS
ID. No Φ 020206	ID. No Σ 208194	ID. No P 578226	R. No 9997046629 - A' CLASS

KRONOS S.A.

M. J. MAILLIS S.A.

CONSOLIDATED SUMMARISED BALANCE SHEET AS AT 30 JUNE 2003 ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN EURO)

ASSETS	30/06/2003	30/06/2002
B. PRE OPERATING COSTS		
Acquisition Cost	66.934.796	56.250.366
Less: Depreceiation until 30/06/2003	28.162.922	21.243.312
Net Value	38.771.874	35.007.054
C. FIXED ASSETS		
Acquisition Cost	223.194.306	207.415.626
Less: Depreciation until 30/06/2003	101.028.432	79.192.723
Net Value	122.165.874	128.222.903
Participation and other logn term acquisitions	714.908	215.513
Total Fixed Assets	122.880.782	128.438.416
D. CURRENT ASSETS		
Inventories	71.065.485	66.448.569
Receivables	93.400.739	91.553.388
Securities	1.995.943	2.344.691
Cash	20.219.432	32.826.996
Total Current Assets	186.681.599	193.173.644
E. PREPAYMENTS & ACCRUED INCOME	7.890.090	6.219.299
GRAND TOTAL ASSETS	356.224.345	362.838.413

CAPITAL AND LIABILITIES	30/06/2003	30/06/2002
A. CAPITAL & RESERVES		
Share Capital (72.647.660 sh. X 0,76 euro)	55.212.222	55.049.749
Share premium reserve	144.877.197	144.825.890
Differences of revaluation-Investment subsidies	10.375.136	11.372.210
Reserves	21.854.229	32.276.994
Own shares in hand	(11.987.803)	(9.050.506)
Retained Profits	12.737.985	3.531.109
Exchange differences from translation of subsidiaries	6	(778.140)
Profit 1/1-30/6/2003	11.147.993	13.650.858
Goodwill on acquisition of subsidiaries	(119.687.599)	(111.352.969)
Minority interests	1.787.341	3.192.897
Total Capital & Reserves	126.316.707	142.718.092
B. PROVISIONS FOR RISK & EXPENSES	7.254.846	4.062.943
C. LIABILITIES		
Long-term Liabilities	95.754.284	113.574.965
Short-term Liabilities	121.389.676	95.692.391
Total Liabilities	217.143.960	209.267.356
D. ACCRUALS & DEFERRED INCOME	5.508.832	6.790.022
GRAND TOTAL CAPITAL AND LIABILITIES	356.224.345	362.838.413

NOTES:

1. The companies included in the above consolidation are the following: a) M.J.MAILLIS S.A. (parent company); b) Directly controlled Companies: STRAPTECH S.A. (99,0%),M.J.MAILLIS BULGARIA EOOD (100%),M.J.MAILLIS ROMANIA S.A. (81,7%),HELERO BV (100%),M.J.MAILLIS FRANCE SAS (99.99%),MARFLEX M.J.MAILLIS GROUP SPZOO (100%),M.J.MAILLIS ESPANA SL (100%),M.J.MAILLIS CZECH SRO (100%),M.J.MAILLIS ALBANIA LTD (100%), DANUBIA PACK M.J.MAILLIS GROUP KFT (100%),EUROPACK SA (100%), COLUMBIA 100%, COLUMBIA SRL (100%),CONTIPAK GMBH (100%),OY M.J.MAILLIS FINLAND AB (100%),M.J.MAILLIS SVERIGE AB (100%),M.J.MAILLIS HOLDING GMBH (100%),SANDER B.V.(100%), c) Indirectly controlled Companies: M.J.MAILLIS U.K. LTD (100%), SIAT SPA (100%),SICME SRL (60%),SIAT BENELUX (51%),COMBI PACKAGING SYSTEMS (50%),MEGA SRL (70%),TAM SRL (71%),SIAT USA (100%),M.J.MAILLIS SANDER GMBH (100%),SANDER GMBH &CO KG (100%),SANDER NV (100%),WULFTEC INTERNATIONAL INC (100%),MAILLIS STRAPPING NETWORK LLP (45%). The above mentioned companies have been consolidated according to the full consolidation method as provided by the articles 90 to 109 of CL 2190/1920 "Referring to Companies",except from Combi Packaging Systems which has been consolidated as a joint venture and Maillis Strapping Network which has been consolidated according to the Equity Method
2. As at 30 June, 2003 no encumbrances exist on company's fixed assets.
3. The result included in the consolidated profit and loss account, which relate to subsidiaries registered in Eastern Europe, has been translated at the average exchange rate of the period 01/01 - 30/06/2003.
4. The latest revaluation of land and buildings of the parent company was carried out at 31 December 2000, in accordance with law 2065/92 as amended by the article 20 of law 2443/96.
5. The number of employees of the Group as at 30 June, 2003 was 2.027.
6. The group, consistently, followed the fundamental accounting principles used in the financial statements of year 2002.
7. The consolidated Equity of M.J.MAILLIS Group appears decreased by Euros 120 mil. due to the fact that Goodwill,arising from acquisitions, is shown as a deduction from Equity. If Goodwill was presented in the assets side of the balance sheet, as the allowed alternative permits, consolidated Equity would amount to Euros 246 mil.

CONSOLIDATED SUMMARISED PROFIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY - 30 JUNE 2003

	01/01/2003-30/06/2003		01/01/2002-30/06/2002	
I. OPERATING RESULTS				
Turnover (net sales)		146.532.622		147.494.160
Less: Cost of Sales		104.992.428		103.745.710
Gross margin (profits)		41.540.194		43.748.450
Plus: Other operating income		1.116.307		328.101
Total		42.656.501		44.076.551
Less: 1. Administrative expenses	12.327.972		11.037.980	
3. Distribution expenses	18.416.492	30.744.464	18.524.668	29.562.648
Subtotal profit		11.912.037		14.513.903
Plus: 3. Profit from sale of bonds	66.462		49.822	
4. Interest & other similar income	1.203.704	1.270.166	1.419.964	1.469.786
Less:				
1. Participation and securities value decline allowances	128.156		128.156	
2. Expenses and losses from participations and securities	162.538		162.538	
3. Interest & other similar expenses	4.306.610	4.597.304	4.459.209	4.749.903
Total operating results (profits)		8.584.899		11.233.786
II. PLUS: EXTRAORDINARY RESULTS				
1. Extraordinary and non - operating income	6.104.385		6.258.689	
2. Extraordinary profits	294.208		2.966	
3. Prior year income	60.179	6.458.772	57.033	6.318.688
Less:				
1. Extraordinary and non-operating expenses	3.684.616		3.596.066	
2. Extraordinary loss	79.426		0	
3. Prior year expenses	162.949	3.926.991	116.887	3.712.953
Total operating & non-operating results		11.116.680		13.839.521
LESS:				
Total depreciation	13.257.444		12.545.521	
Less: Depreciation charged to operation cost	13.257.444	0	12.545.521	0
NET PROFIT BEFORE TAXES		**11.116.680**		**13.839.521**
LESS:				
Share of minority interest		(31.313)		188.663
NET PROFIT BEFORE TAXES AND AFTER MINORITY INTEREST		11.147.993		13.650.858

Kifisia, August 25, 2003

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	GROUP FINANCIAL CONTROLLER	ACCOUNTING MANAGER
MICHAEL J. MAILLIS	CHARALAMBOS STAVRINOUDAKIS	SOTIRIOS I. LEONARDOS	NIKOLAOS V. MAROULIS
ID. No Φ 020206	ID. No Σ 208194	ID. No Π 325521	ID. No Π 717325

CERTIFIED AUDITOR'S AUDIT REPORT

To the shareholders of 'MICHAEL I MAILLIS AEBE - Packing Systems'

We have carried out the audit which is required under the provisions of article 6 of PD 360/1985, as amended by article 90 of L 2533/1997,in compliance with the rules and regulations that govern audit procedures set by the Greek association of chartered certified accountants, SOEL, and applying the procedures we believe are appropriate in order to verify that the abridged financial statements of "MJ MAILLIS AEBE - Packing Systems", for the period from 1 January 2003 to 30 June 2003, do not contain errors or omissions which materially affect the consolidated asset structure and the financial position of the company, as well as the consolidated operating results of the parent company and its subsidiaries that are included in the consolidation. The scope of the audit did not include the subsidiary companies representing 17% of the consolidated assets and 30% of the consolidated turnover. The financial statements of the above subsidiaries have been audited by other certified auditors, on whose audit certificates we have placed reliance in order to express the opinion that follows. Unaudited financial statements are included in the consolidation, representing in total 15% and 1% of the consolidated assets and turnover respectively. These subsidiaries are immaterial to the Group figures and have not been audited. The following matters were noted as a result of the audit: 1. Based on interpretation No 205/1988 of the full session of the State Legal Council, the companies that are included in the consolidation have not raised a provision for retirement settlement, as none of the employees will obtain pension rights before the end of the forthcoming year. Had the Companies raised a provision in accordance with article 42e of CL 2190/1920 for compensation for employee terminations, the provision would have amounted to € 627,144, of which € 604,000 approximately should have been charged to the operating results of the previous years and € 23,144 should have been charged to the operating results of the period ending 30 June 2003. 2. The parent company has included € 2,906,000 in account B 'Pre-Operating Expenses'. This amount relates to the net book value of losses incurred from the disposal and year-end re-valuation of investments listed on the Athens Stock Exchange, of which € 1,671,000 have been charged to the operating results of previous years, and € 290,000 have been charged to the operating results of the period ending 30 June 2003. Had the Company followed the requirements set out by CL 2190/1920 the total amount would have been expensed in previous years. 3. The parent company has included in account C 'Fixed assets' a net book value of € 7,200,000, relating to amounts paid in previous years for the reorganization, and business development of the subsidiaries of the Group. This amount was not expensed in previous years' results, and it is equally amortized over a five year period. 4. Among the receivables of the parent company are included delayed receivables amounting to € 800,000. The company has not created any provision for a part or the whole of this amount. In our opinion, the aforementioned consolidated Financial Statements are in agreement with the CL 2190/1920, subject to the matters mentioned above and the notes appearing on the face of the financial statements, they do not contain errors or omissions which would materially affect the consolidated asset structure and the financial position of the group of companies at 30 June 2003 and the consolidated results before tax for the period then ended, based on the relevant legislation and the accounting standards and procedures applied by the parent company which are generally accepted and do not differ from those applied in the previous period.

Athens, August 26, 2003
Certified Auditor- Accountant

PRICEWATERHOUSECOOPERS

KYRIAKOS RIRIS
Reg No 12111

M. J. MAILLIS S.A.

SUMMARISED BALANCE SHEET AS AT 30 JUNE 2003 ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN EURO)

ASSETS	30/06/2003	30/06/2002
B. PRE OPERATING COSTS		
Acquisition Cost	42.792.927	37.857.196
Less: Depreciation until 30/06/2003	24.030.276	18.018.762
Net Value	18.762.651	19.838.434
C. FIXED ASSETS		
Acquisition Cost	99.612.066	95.226.038
Less: Depreciation until 30/06/2003	46.992.892	38.239.649
Net Value	52.619.174	56.986.389
Participation and other long term acquisitions	150.709.446	125.340.474
Total Fixed Assets	203.328.620	182.326.863
D. CURRENT ASSETS		
Inventories	18.175.219	16.305.742
Receivables	94.516.789	98.296.277
Securities	1.516.150	1.502.745
Cash	7.239.944	13.197.920
Total Current Assets	121.448.102	129.302.684
E. PREPAYMENTS & ACCRUED INCOME	5.580.959	3.578.149
GRAND TOTAL ASSETS	349.120.332	335.046.130

CAPITAL AND LIABILITIES	30/06/2003	30/06/2002
A. CAPITAL & RESERVES		
Share Capital (72.647.660 sh. X 0,76 euro)	55.212.222	55.049.749
Share premium reserve	144.877.197	144.825.890
Differences of revaluation-- Investent subsidies	5.239.988	7.329.353
Reserves	18.661.636	21.433.039
Own shares in hand	(11.987.803)	(9.050.506)
Retained Profits	(1.081.494)	68.970
Profit 1/1-30/6/2003	169.094	1.701.817
Total Capital & Reserves	211.090.840	221.358.312
B. PROVISIONS FOR RISK	4.276.840	571.481
C. LIABILITIES		
Long-term Liabilities	82.869.152	89.357.823
Short - term Liabilities	50.128.099	17.388.188
Total Liabilities	132.997.251	106.746.011
D. ACCRUALS & DEFERRED INCOME	755.401	6.370.326
GRAND TOTAL CAPITAL AND LIABILITIES	349.120.332	335.046.130

NOTES:
1) Net Fixed Asset investments increased approximately 2.200.000 eur in the period of 1 January to 30 June 2003.
2) The company has been tax audited up to the year ended 31 December, 2001.
3) Encumbrances on the company's fixed assets as at 30 June, 2003 not exist.
4) The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended by article 20 of law 2443/96.
5) The number of employees of the company at 30 June, 2003 were 387.
6) The company has made the necessary provisions for accrued expenses as at 30 June, 2003.
7) The company consistently followed the fundamental accounting principles used in financial statements of year 2002.
8) The depreciation charge for the period 1/1-30/06/2003 amounted eur 7.760.651 compared to eur 7.795.217 for the period 1/1-30/06/2002 and is accordingly allocated as follows: eur 4.440.142 to production cost compared to eur 4.690.385, eur 3.314.391 to administration expenses compared to eur 3.090.488 and eur 6:118 to selling expenses compared to eur 14.344.

SUMMARISED PROFIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY - 30 JUNE 2003

	01/01/2003-30/06/2003		01/01/2002-30/06/2002	
I. OPERATING RESULTS				
Turnover (net sales)		45.443.962		46.325.007
Less: Cost of Sales		35.731.803		35.697.035
Gross margin (profits)		9.712.159		10.627.972
Plus: Other operating income		614.750		210.566
Total		10.326.909		10.838.538
Less: 1. Administrative expenses	5.587.057		5.104.769	
3. Distribution expenses	3.969.532	9.556.589	4.685.386	9.790.155
Subtotal profit		770.320		1.048.383
Plus: 3. Profit from sale of bonds	65.260		49.731	
4. Interest & other similar income	1.059.553	1.124.813	795.604	845.335
Less:				
1. Participation and securities value decline allowances	128.156		128.156	
2. Expenses and losses from participations and securities	162.538		162.538	
3. Interest & other similar expenses	2.234.010	(2.524.704)	1.204.886	(1.495.580)
Total operating results		(629.571)		398.138
II. PLUS: EXTRAORDINARY RESULTS				
1. Extraordinary and non-operation income	2.068.669		2.167.787	
2. Extraordinary profits	251.130		2.935	
3. Income prior period	5.830	2.325.629	56.762	2.227.484
Less:				
1. Extraordinary and non-operating expenses	1.345.686		860.237	
2. Extraordinary loss	79.426		0	
3. Prior year expenses	101.852	(1.526.964)	63.568	(923.805)
Total operating & non-operating results		169.094		1.701.817
LESS:				
Total depreciation	7.760.651		7.795.217	
Less: Depreciation charged to operation cost	7.760.651	0	7.795.217	0
NET PROFIT BEFORE TAXES		169.094		1.701.817

Kifisia, August 25, 2003

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	FINANCIAL MANAGER	ACCOUNTING MANAGER
MICHAEL J. MAILLIS	CHARALAMBOS STAVRINOUDAKIS	PETROS I. DELIS	NIKOLAOS V. MAROULIS
ID. No Φ 020206	ID. No Σ 208194	ID. No P 578226	ID. No Π 717325

AUDIT REPORT OF CERTIFIED AUDITOR

To the Board of Directors of 'MICHAEL I MAILLIS AEBE - Packing Systems'

We have carried out the audit which is required under the provisions of article 6 of PD 360/1985, as amended by article 90 of L 2533/1997, and in compliance with the audit rules and regulations set by the Greek Association of Chartered Certified Accountants (SOEL) and applying the procedures we believe are appropriate in order to verify that the abridged financial statements of "MJ MAILLIS AEBE - Packing Systems", for the period from 1 January 2003 to 30 June 2003, do not contain errors or omissions which materially affect the asset structure and the financial position of the company, as well as the operating results included therein. All books and records maintained by the Company have been made available to us and we have been given all the information and explanations, which we have requested for the purposes of the audit. The Company's accounts have been prepared in accordance with Greek Generally Accepted Accounting Principles. There has been no change in the stock valuation principles compared to the prior year and the production cost is calculated in accordance with the generally accepted cost accounting principles. The following matters were noted as a result of the audit: 1. Based on interpretation No 205/1988 of the full session of the State Legal Council, the company has not raised a provision for retirement settlement, as none of the employees will obtain pension rights before the end of the forthcoming year. Had the Company raised a provision in accordance with article 42e of CL 2190/1920 for compensation for employee terminations, the provision would have amounted to €570,761, of which €553,716 approximately should have been charged to the operating results of the previous years and € 17,045 should have been charged to the operating results of the period ending 30 June 2003. 2. The company has included €2.906.000 in account B "Pre-Operating Expenses". This amount relates to the net book value of losses incurred from the disposal and year-end re-valuation of investments listed on the Athens Stock Exchange, of which €1,671,000 approximately have been charged to the operating results of previous years and €290,000 approximately have been charged to the operating results of the period ending 30 June 2003. Had the Company followed the requirements set out by CL 2190/1920 the total amount would have been expensed in previous years. 3. The company has included in account C "Investments and other long-term receivables" an amount of €150,709,000 relating to investments in subsidiaries, that were valued at acquisition cost and not in accordance with paragraph 6 of article 43 of CL2190/1920, which requires the valuation at the lower value between acquisition cost and net equity. Had the Company followed the requirements set out by CL2190/1920 the above value of investments would have been decreased by €40.263.000 and this amount would have been expensed in previous years' results. 4. Among the receivables of the company, delayed receivables amounting to €800,000 approximately, are included. The company has not created any provision for the whole of this amount. In our opinion, the aforementioned Financial Statements are in agreement with the books and records of the company, subject to the matters mentioned above and the notes appearing on the face of the financial statements, they do not contain errors or omissions which would materially affect the asset structure and the financial position of the company at 30 June 2003 and the results before tax for the period then ended, based on the relevant legislation and the accounting standards and procedures applied by the company which have been generally accepted and do not differ from those applied in the previous financial year.

Athens, August 26, 2003
Certified Auditor- Accountant

PRICEWATERHOUSECOOPERS

KYRIAKOS RIRIS
Reg No 12111

CONSOLIDATED SUMMARISED BALANCE SHEET AS AT 31 MARCH 2003 ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN EURO)

ASSETS	31/03/2003	31/03/2002
B. PRE OPERATING COSTS		
Acquisition Cost	61.119.074	60.056.726
Less: Depreceiation until 31/03/2003	26.850.103	20.338.725
Net Value	34.268.971	39.718.001
C. FIXED ASSETS		
Acquisition Cost	218.083.393	202.886.726
Less: Depreciation until 31/03/2003	92.550.477	77.748.977
Net Value	125.532.916	125.137.749
Participation and other logn term acquisitions	900.172	215.513
Total Fixed Assets	126.433.088	125.353.262
D. CURRENT ASSETS		
Inventories	71.724.071	61.733.988
Receivables	89.694.422	92.202.678
Securities	1.567.389	5.408.363
Cash	16.099.985	47.058.834
Total Current Assets	179.085.867	206.403.863
E. PREPAYMENTS & ACCRUED INCOME	6.316.490	5.388.743
GRAND TOTAL ASSETS	346.104.416	376.863.869

CAPITAL AND LIABILITIES	31/03/2003	31/03/2002
A. CAPITAL & RESERVES		
Share Capital (72.647.660 sh. X 0,76)	55.212.222	53.142.979
Share premium reserve	144.877.197	145.334.489
Differences of revaluation-Investment subsidies	11.536.421	11.998.891
Reserves	22.145.180	32.581.794
Own shares in hand	(11.834.218)	(8.192.335)
Retained Profits	13.240.710	5.862.117
Exchange differences from translation of subsidiaries	(5)	104.915
Profit 31/03/2003	5.504.112	7.399.906
Goodwill on acquisition of subsidiaries	(120.855.102)	(90.560.991)
Minority interests	2.496.723	2.884.478
Total Capital & Reserves	122.323.240	160.556.243
B. PROVISIONS FOR RISK & EXPENSES	6.839.650	2.739.709
C. LIABILITIES		
Long-term Liabilities	97.085.959	75.995.477
Short-term Liabilities	115.064.059	132.160.221
Total Liabilities	212.150.018	208.155.698
D. ACCRUALS & DEFERRED INCOME	4.791.508	5.412.219
GRAND TOTAL CAPITAL AND LIABILITIES	346.104.416	376.863.869

NOTES:

1. The companies included in the above consolidation are the following: A) M.J.MAILLIS S.A. (parent company) B) Directly controlled Companies STRAPTECH S.A. (99,0%),M.J.MAILLIS BULGARIA EOOD (100%),M.J.MAILLIS ROMANIA S.A. (81,7%), HELERO BV (100%), M.J.MAILLIS FRANCE SAS (99.99%), MARFLEX M.J.MAILLIS GROUP SPZOO (100%), M.J.MAILLIS ESPANA SL (100%), M.J.MAILLIS CZECH SRO (100%), M.J.MAILLIS ALBANIA LTD (100%), DANUBIA PACK M.J.MAILLIS GROUP KFT (100%), EUROPACK SA (100%), COLUMBIA SRL (60%), CONTIPAK GMBH (100%), OY M.J.MAILLIS FINLAND AB (100%), M.J.MAILLIS SVERIGE AB (100%), M.J.MAILLIS HOLDING GMBH (100%), SANDER B.V.(100%) C) Indirectly controlled Companies M.J.MAILLIS U.K. LTD (100%), SIAT SPA (100%), GRAMEGNA SPA (100%), SICME SRL (60%), SIAT BENELUX (51%), COMBI PACKAGING SYSTEMS (50%), MEGA SRL (70%), TAM SRL (71%), SIAT USA (100%), M.J.MAILLIS SANDER GMBH (100%), SANDER GMBH &CO KG (100%), SANDER NV (100%), WULFTEC INTERNATIONAL INC (100%), MAILLIS STRAPPING NETWORK LLP (45%). The above mentioned companies have been consolidated according to the full consolidation method as provided by the articles 90 to 109 of CL 2190/1920 "Referring to Companies" ,except from Combi Packaging Systems which has been consolidated as a joint venture and Maillis Strapping Network which has been consolidated according to the Equity Method
2. As at 31 March, 2003 no encumbrances exist on company's fixed assets.
3. The result included in the consolidated profit and loss account, which relate to subsidiaries registered in Eastern Europe, has been translated at the average exchange rate of the period 01/01 - 31/03/2003.
4. The latest revaluation of land and buildings of the parent company was carried out at 31 December 2000, in accordance with law 2065/92 as amended by the article 20 of law 2443/96.
5. The number of employees of the Group as at 31 March, 2003 was 2.037.
6. The group, consistently, followed the fundamental accounting principles used in the financial statements of year 2002.
7. The consolidated Equity of M.J.MAILLIS Group appears decreased by Euros 121 mil. due to the fact that Goodwill ,arising from acquisitions, is shown as a deduction from Equity. If Goodwill was presented in the assets side of the balance sheet, as the allowed alternative permits, consolidated Equity would amount to Euros 243 mil.

CONSOLIDATED SUMMARISED PROFIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY - 31 MARCH 2003

		31/03/2003		31/03/2002
I. OPERATING RESULTS				
Turnover (net sales)		77.567.230		77.156.932
Less: Cost of Sales		55.672.343		54.369.149
Gross margin profit		21.894.887		22.787.783
Plus: Other operating income		575.477		153.226
Total		22.470.364		22.941.009
Less: 1. Administrative expenses	6.132.491		5.767.633	
3. Distribution expenses	9.536.007	15.668.498	9.451.726	15.219.359
Subtotal profit		6.801.866		7.721.650
Plus: 3. Profit from sale of bonds	0		99	
4. Interest & other similar inc.	1.016.874	1.016.874	776.661	776.760
Less:				
1. Participation and securities value decline allowances	64.078		64.078	
2. Expenses and losses from participations and securities	81.269		81.269	
3. Interest & other similar exp.	2.105.249	(2.250.596)	1.876.789	(2.022.136)
Total operating results (profits)		5.568.145		6.476.274
II. PLUS: EXTRAORDINARY RESULTS				
1. Extraordinary and non - operating income	2.018.193		2.065.359	
2. Prior year profits	143.550		2.935	
3. Prior year income	4.383	2.166.126	49.617	2.117.911
Less:				
1. Extraordinary and non-operating expenses	2.060.199		1.028.134	
3. Prior year expenses	65.926	(2.126.125)	110.712	(1.138.846)
Total operating & non-operating results		5.608.146		7.455.339
LESS:				
Total depreciation	6.929.338		6.035.079	
Less: Depreciation charged to operation cost	6.929.338	0	6.035.079	0
NET PROFIT BEFORE TAXES		**5.608.146**		**7.455.339**
Less: Share of minority interest		104.034		55.435
NET PROFIT BEFORE TAXES AND AFTER MINORITY INTEREST		**5.504.112**		**7.399.904**

Marousi, May 26, 2003

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	GROUP FINANCIAL CONTROLLER	ACCOUNTING MANAGER
MICHAEL A. MAILLIS	CHARALAMBOS STAVRINOUDAKIS	SOTIRIOS I. LEONARDOS	NIKOLAOS V. MAROULIS
ID. No Φ 020206	ID. No Σ 208194	ID. No Π 325521	Reg. No 9997046629 - A' CLASS

KRONOS S.A.

SUMMARISED BALANCE SHEET AS AT 31 MARCH 2003 ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN EURO)

ASSETS	31/03/2003	31/03/2002
B. PRE OPERATING COSTS		
Acquisition Cost	38.220.000	35.610.524
Less: Depreciation until 31/03/2003	22.529.044	16.790.300
Net Value	15.690.956	18.820.224
C. FIXED ASSETS		
Acquisition Cost	101.441.543	94.497.836
Less: Depreciation until 31/03/2003	44.837.183	35.808.870
Net Value	56.604.360	58.688.966
Participation and other long term acquisitions	150.169.763	106.831.346
Total Fixed Assets	206.774.123	165.520.312
D. CURRENT ASSETS		
Inventories	16.785.217	13.215.280
Receivables	90.834.456	98.137.575
Securities	1.245.665	4.550.756
Cash	6.422.931	33.284.009
Total Current Assets	115.288.269	149.187.620
E. PREPAYMENTS & ACCRUED INCOME	4.053.439	3.237.674
GRAND TOTAL ASSETS	341.806.787	336.765.830

CAPITAL AND LIABILITIES	31/03/2003	31/03/2002
A. CAPITAL & RESERVES		
Share Capital (72.647.660 sh. X 0,76 euro)	55.212.222	53.142.979
Share premium reserve	144.877.197	145.334.489
Differences of revaluation– Investent subsidies	5.731.458	9.235.822
Reserves	18.661.636	21.433.038
Own shares in hand	(11.834.218)	(8.192.335)
Retained Profits	(1.081.494)	68.970
Profit 1/1-31/3/2003	110.801	667.837
Total Capital & Reserves	211.677.602	221.690.800
B. PROVISIONS FOR RISK	3.319.208	571.481
C. LIABILITIES		
Long-term Liabilities	82.869.152	49.494.497
Short - term Liabilities	42.124.042	60.194.206
Total Liabilities	124.993.194	109.688.703
D. ACCRUALS & DEFERRED INCOME	1.816.783	4.814.846
GRAND TOTAL CAPITAL AND LIABILITIES	341.806.787	336.765.830

NOTES: 1) Net Fixed Asset investments increased approximately 1.020.000 eur in the period of 1 January to March 2003.

2) The company has been tax audited up to the year ended 31 December, 2001.

3) Encumbrances on the company/ s fixed assets as at 31 March, 2003 not exist.

4) The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended by article 20 of law 2443/96.

5) The number of employees of the company at 31 March, 2003 were 402.

6) The company has made the necessary provisions for accrued expenses and accrued income as at 31 March 2003.

7) The company consistently followed the fundamental accounting principles used in financial statements for the 2002 year.

8) The depreciation charge for the period 1/1-31/3/2003 amounted eur 4.061.307 compared to eur 4.135.976 for the period 1/1-31/3/2002 and is accordingly allocated as follows: eur 2.384.136 to production cost compared to eur 2.347.086, eur 1.674.068 to administration expenses compared to eur 1.781.546 and eur 3.103 to selling expenses compared to eur 7.344.

SUMMARISED FORIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY - 31 MARCH 2003

	01/01/2003-31/03/2003		01/01/2002-31/03/2002	
I. OPERATING RESULTS				
Turnover (net sales)		22.900.988		21.917.732
Less: Cost of Sales		18.305.222		17.042.967
Gross margin profit or (loss)		4.595.766		4.874.765
Plus: Other operating income		309.105		91.052
Total		4.904.871		4.965.817
Less: 1. Administrative expenses	2.768.708		2.386.019	
3. Distribution expenses	1.987.778	4.756.486	2.325.857	4.711.876
Subtotal profit or (loss)		148.385		253.941
Plus: 3. Profit from sale of bonds	0		99	
4. Interest & other similar inc.	786.659	786.659	704.529	704.628
Less:				
1. Participation and securities value decline allowances	64.078		64.078	
2. Expenses and losses from participations and securities	81.269		81.269	
3. Interest & other similar exp.	781.853	(927.200)	592.302	(737.649)
Total operating results (profits)		7.844		220.920
II. PLUS: EXTRAORDINARY RESULTS				
1. Extraordinary and non-operation income	654.222		825.862	
2. Prior year profits	143.550		2.935	
3. Income prior period	781	798.553	36.756	865.553
Less:				
1. Extraordinary and non-operating expenses	653.894		350.635	
3. Prior year expenses	41.702	(695.596)	68.001	(418.636)
Total operating & non-operating results		110.801		667.837
LESS:				
Total depreciation	4.061.307		4.135.976	
Less: Depreciation charged to operation cost	4.061.307	0	4.135.976	0
NET PROFIT BEFORE TAXES		110.801		667.837

Marousi, May 26, 2003

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	FINANCIAL MANAGER	ACCOUNTING MANAGER
MICHAEL J. MAILLIS	CHARALAMBOS STAVRINOUDAKIS	PETROS I. DELIS	NIKOLAOS V. MAROULIS
ID. No Φ 020206	ID. No Σ 208194	ID. No P 578226	Reg. No 9997046629-A΄ CLASS

M.J. MAILLIS SA
PACKING SYSTEMS
HEAD OFFICE: 5, XENIAS STR, KIFISSIA
SAC.R.N. 2716/06/B/86/43

TABLE ON THE USE OF CAPITAL AS AT 31/12/2003 RAISED FROM THE INCREASE OF THE SHARE CAPITAL OF THE COMPANY

The 1st Repeat Extraordinary General Meeting of company shareholders as at 15 December 1999 resolved to increase the share capital by cash payment of GRD 50.7 bill. (148.79 mill. Euro) by the issue of 18,108,470 new ordinary unregistered shares of a nominal value of GRD 250 (0.7337 Euro) and an offering price of GRD 2,800 (8.217 Euro) each. The term for exercising the right of participation in the foregoing increase was from 13/4/2000 to 12/5/2000. The company Board certified the payment of the share capital increase on 15/5/2000. The newly issued shares were listed in the Stock Exchange on 29/5/2000 based on the resolution of 25/5/2000 of the Stock Exchange Board.

USE OF CAPITAL RAISED FROM THE SHARE CAPITAL INCREASE BY CASH PAYMENT

(Amounts in mill. Euro)	Use of Income from the Issue According to the Prospectus			Capital used 1/9-31/12/03	Capital used by 31/12/03
	TOTAL	2000	2001		
A. Company Acquisitions	117.39	76.30	41.09	0.00	132.29
A. 1. Loan Repayment (Bridge Financing)	38.15	38.15	0.00	0.00	38.62
A.2 Company acquisitions	79.24	38.15	41.09	0.00	93.67
B. Investments in fixed assets and mechanical equipment	26.41	11.74	14.67	0.00	10.57
C. Working Capital Aid	4.26	4.26	0.00	0.00	3.96
D. Issue expenses	0.73	0.73	0.00	0.00	0.73
Total Capital Used	148.79	93.03	55.76	0.00	147.55
Unused Capital	0.00	0.00	0.00	1.24	1.24
Total Capital	148.79	93.03	55.76		148.79

The data shown above point to the delay in the schedule of implementation of announced investments in fixed assets and mechanical equipment: Specific acquisitions were delayed due to the longer period of evaluation and negotiation as well as to the co-examination of the international economic slowdown.

The investments envisaged in the prospectus were co-assessed in the context of a streamlining study for the production plants of the group further to the completion of specific acquisitions in 2000 and 2001. The conclusions of this study, which has been completed, regard strapping plastic band and film. More specifically, the acquisitions of Sander Gmbh in Germany, which has installed (PET) plastic strapping band production, of Marflex in Poland and of United packaging PLC in Gr. Britain, which have installed (PET) plastic strapping band, film and Blown/Shrink film production plants. In the light of these acquisitions the current needs in (PET) plastic strapping band and film are met, as a result of which, investments originally incorporated into the prospectus being now differentiated, as shown in the table that follows.

(Amounts in mill. Euro)	Use of funds according to the prospectus	Use of funds by 31/12/2003
- Metal strapping band	2.35	2.17
- (PET) Plastic strapping band	4.40	0.69
- Stretch film	10.86	2.97
- Shrink film	4.70	0.46
- Other investments		
(PP) Plastic strapping band	4.10	1.34
Other investments		2.94
TOTAL	26.41	10.57

The discrepancy resulting from the afore-mentioned investment plan was fed into company acquisitions and into further strengthening the network of subsidiary companies through Share Capital increases by resolution of the company Board. The unused capital in the amount of 1.24 mill. Euro has been invested in finance banking products which will be used for the acquisition of the remaining 40% of the Share Capital of Columbia SRL, according to the terms of the Acquisition Agreement of 19/5/2003, totalling € 2.8 mill.

Table (A) below shows all companies acquired and the capital used for the acquisition of each company and table (B) shows the capital used for participation in share capital increases of the subsidiaries.

A. ACQUISITIONS	mill. €
SIAT Loan Repayment (Bridge finance)	38.62
SANDER GMBH	16.58
MARFLEX SPZOO	5.05*
NYDENS FORPACKING AB	0.18
SANDER BV	0.03
EUROPACK SA	2.91
UNITED PACKAGING PLC	6.16
SAMUEL STRAPPING SYSTEMS (UK) LTD	16.46
OY ASTRAP AB	0.23
WULFTEC INTERNATIONAL INC	16.50
COLUMBIA SRL	0.70
Total amount of acquisitions	**64.80**

B. PARTICIPATION IN SHARE CAPITAL INCREASES	mill. €
M.J.MAILLIS ESPANA	1.35
M.J.MAILLIS CZECH SRO	2.00
SANDER PACKAGING B.V.	0.67
M.J.MAILLIS FRANCE SAS	1.09
MARFLEX M.J.MAILLIS GROUP SPZOO	16.19
M.J.MAILLIS HUNGARY KFT	1.29
SANDER MAILLIS HOLDING GMBH	4.40
M.J.MAILLIS ALBANIA	0.06
M.J.MAILLIS SVERIGE AB	0.82
OY ASTRAP AB	1.00
Total capital increases	**28.87**

* The total acquisition value was approximately 17.5 mill Euro of which the amount of 12.45 mill. Euro was covered by bank loans.

Kifissia, February 24 2004

THE CHAIRMAN OF THE BOARD & CEO	THE GROUP FINANCIAL MANAGER & BOARD MEMBER	THE FINANCIAL MANAGER FOR GREECE	THE CHIEF ACCOUNTANT
M.J.MAILLIS I.C.N. Φ 020206	HARALAMBOS STAVRINOUDAKIS I.C.N Σ 208194	PETROS DELIS I.C.N P 578226	NIC.V.MAROULIS A' Class Reg. No 9997046629

CERTIFICATE OF CERTIFIED AUDITOR ON THE USE OF CAPITAL RAISED FROM THE SHARE CAPITAL INCREASE OF THE COMPANY M. J. MAILLIS SA - PACKING SYSTEMS

The audit conducted on the books and records of the company M. J. MAILLIS SA - PACKING SYSTEMS showed that the capital raised by the company's share capital increase, realized according to the resolution of the Extraordinary General Meeting of shareholders of 15 December 1999 and approved by the Board of Directors of the Athens Stock Exchange amounted to € 148.055.759 (GRD 50,450,000,000). The aforementioned share capital increase was completed on May 15th, 2000. The table below shows the use made of the capital raised as well as that envisaged in the corresponding Prospectus.

Increase in equity	Use of raised capital made in the period 16 May 2000 - 31 December 2003	Envisaged use according to the Prospectus for the period 2000 - 2001
	Euro	Euro
(a) Company acquisitions	132.29 mill.	117.39 mill.
(b) Investments in fixed assets and mechanical equipment	10.57 mill.	26.41 mill.
(c) Working capital aid	3.96 mill.	4.26 mill.
(d) Current placements	1.24 mill.	
Total	**148.06 mill.**	**148.06 mill.**

Athens, 26 February 2004
THE CHARTERED AUDITOR - ACCOUNTANT
KYRIAKOS RIRIS
ACA RN 12111

PRICEWATERHOUSECOOPERS

Auditors' Societe Anonyme
Certified Auditors

M.J. MAILLIS SA
PACKING SYSTEMS
HEAD OFFICE: 5, XENIA'S STREET, KIFISSIA
SAC.R.N. 2716/06/B/86/43

TABLE ON THE USE OF CAPITAL AS AT 30/09/2003 RAISED FROM THE INCREASE OF THE SHARE CAPITAL OF THE COMPANY

The 1st Repeat Extraordinary General Meeting of company shareholders as at 15 December 1999 resolved to increase the share capital by cash payment of GRD 50.7 bill. (148.79 mill. Euro) by the issue of 18,108,470 new ordinary unregistered shares of a nominal value of GRD 250 (0.7337 Euro) and an offering price of GRD 2,800 (8,217 Euro) each. The term for exercising the right of participation in the foregoing increase lasted from 13/4/2000 to 12/5/2000. The payment of the share capital increase was certified by the company Board on 15/5/2000. The newly issued shares were listed in the Stock Exchange on 29/5/2000 based on the resolution of 25/5/2000 of the Stock Exchange Board.

USE OF CAPITAL RAISED FROM THE SHARE CAPITAL INCREASE BY CASH PAYMENT

	Use of Income from the Issue According to the Prospectus			Capital used 1/7/03-30/09/03	Capital used by 30/09/03
(Amounts in mill. Euro)	TOTAL	2000	2001		
A. Company Acquisitions	117.39	76.30	41.09	0.00	132.29
A. I. Loan Repayment (Bridge Financing)	38.15	38.15	0.00	0.00	38.62
A.2 Company acquisitions	79.24	38.15	41.09	0.00	93.67
B. Investments in fixed assets and mechanical equipment	26.41	11.74	14.67	0.00	10.57
C. Working capital aid	4.26	4.26	0.00	0.00	3.96
D. Issue expenses	0.73	0.73	0.00	0.00	0.73
Total Capital Used	148.79	93.03	55.76	0.00	147.55
Unused Capital	0.00	0.00	0.00	1.24	1.24
Total Capital	148.79	93.03	55.76		148.79

The data shown above point to the delay in the schedule of implementation of announced investments in fixed assets and mechanical equipment. Specific acquisitions were delayed due to the longer period of evaluation and negotiation as well as to the co-examination of the international economic slowdown.

The investments envisaged in the prospectus were co-assessed in the context of a streamlining study for the production plants of the group further to the completion of specific acquisitions in 2000 and 2001. The conclusions of this study, which has been completed, regard strapping plastic band and film.

More specifically, the acquisitions of Sander Gmbh in Germany, which has installed (PET) plastic strapping band production, of Marflex in Poland and of United packaging PLC in Gr. Britain, which have installed (PET) plastic strapping band, film and Blown/Shrink film production plants. In the light of these acquisitions the current needs in (PET) plastic strapping band and film are met, as a result of which, investments originally incorporated into the prospectus being now differentiated, as shown in the table that follows.

(Amounts in mill. Euro)	USE OF FUNDS ACCORDING TO THE PROSPECTUS	USE OF FUNDS BY 30/9/2003
- Metal strapping band	2.35	2.17
- (PET) Plastic strapping band	4.40	0.69
- Stretch film	10.86	2.97
- Shrink film	4.70	0.46
- Other investments		
(PP) Plastic strapping band	4.10	1.34
Other investments		2.94
TOTAL	26.41	10.57

The discrepancy resulting from the afore-mentioned investment plan was fed into company acquisitions and into further strengthening the network of subsidiary companies through Share Capital increases by resolution of the company Board.

The unused capital in the amount of 1.24 mill. Euro has been invested in a time deposit account in Royal Bank, which will be used for the acquisition of the remaining 40% of the Share Capital of Columbia SRL, according to the terms of the Acquisition Agreement of 19/5/2003, totalling € 2.8 mill.

Table (A) below shows all companies acquired and the capital used for the acquisition of each company and table (B) shows the capital used for participation in share capital increases of the subsidiaries.

A. ACQUISITIONS	mill. €
SIAT Loan Repayment (Bridge finance)	38.62
SANDER GMBH	16.58
MARFLEX SPZOO	5.05*
NYDENS FORPACKING AB	0.18
SANDER BV	0.03
EUROPACK S.A	2.91
UNITED PACKAGING PLC	6.16
SAMUEL STRAPPING SYSTEMS (UK) LTD	16.46
OY ASTRAP AB	0.23
WULFTEC INTERNATIONAL INC	16.50
COLUMBIA SRL	0.70
Total amount of acquisitions	**64.80**

B. PARTICIPATION IN SHARE CAPITAL INCREASES	mill. €
M.J.MAILLIS ESPANA	1.35
M.J.MAILLIS CZECH SRO	2.00
SANDER PACKAGING B.V.	0.67
M.J.MAILLIS FRANCE SAS	1.09
MARFLEX M.J.MAILLIS GROUP SPZOO	16.19
M.J.MAILLIS HUNGARY KFT	1.29
SANDER MAILLIS HOLDING GMBH	4.40
M.J.MAILLIS ALBANIA	0.06
M.J.MAILLIS SVERIGE AB	0.82
OY ASTRAP AB	1.00
Total capital increases	**28.87**

* Total acquisition value amounted to € 17.5 mill. approximately from which, € 12.45 mill. was covered by bank loans.

Kifissia, 24 November 2003

THE CHAIRMAN OF THE BOARD & CEO	THE GROUP FINANCIAL MANAGER & BOARD MEMBER	THE FINANCIAL MANAGER FOR GREECE	THE CHIEF ACCOUNTANT
M.J.MAILLIS I.C.N Φ 020206	HARALAMBOS STAVRINOUDAKIS I.C.N Σ 208194	PETROS DELIS I.C.N P 578226	NIC.V.MAROULIS A' Class Reg. No 9997046629

CERTIFICATE OF CERTIFIED AUDITOR ON THE USE OF CAPITAL RAISED FROM THE SHARE CAPITAL INCREASE OF THE COMPANY M. J. MAILLIS SA - PACKING SYSTEMS

The audit conducted on the books and records of the company M. J. MAILLIS SA - PACKING SYSTEMS showed that the capital raised by the company's share capital increase, realized according to the resolution of the Extraordinary General Meeting of shareholders of 15 December 1999 and approved by the Board of Directors of the Athens Stock Exchange amounted to GRD 50,450,000,000. The afore-mentioned share capital increase was completed on 15 May 2000. The table below shows the use made of the capital raised as well as that envisaged in the corresponding Prospectus.

Increase of equity	Use of raised capital made in the period 16 May 2000 - 30 September 2003	Envisaged use according to the Prospectus for the period 2000 - 2001
	Euro	Euro
(a) Company acquisitions	132.29 mill.	117.39 mill.
(b) Investments in fixed assets and mechanical equipment	10.57 mill.	26.41 mill.
(c) Working capital aid	3.96 mill.	4.26 mill.
(d) Current placements	1.24 mill.	
Total	**148.06 mill.**	**148.06 mill.**

Athens, 25 November 2003
THE CHARTERED AUDITOR - ACCOUNTANT

KYRIAKOS RIRIS
ACA RN 12111

PRICEWATERHOUSECOOPERS

Auditors' Societe Anonyme
Certified Auditors

M.J. MAILLIS SA
PACKING SYSTEMS
HEAD OFFICE: 5, XENIAS STREET, KIFISSIA
SAC.R.N. 2716/06/B/86/43

TABLE ON THE USE OF CAPITAL AS AT 30/06/2003 RAISED FROM THE INCREASE OF THE SHARE CAPITAL OF THE COMPANY

The 1st Repeat Extraordinary General Meeting of company shareholders as at 15 December 1999 resolved to increase the share capital by cash payment of GRD 50.7 bill. (148.79 mill. Euro) by the issue of 18,108,470 new ordinary unregistered shares of a nominal value of GRD 250 (0.7337 Euro) and an offering price of GRD 2,800 (8,217 Euro) each. The term for exercising the right of participation in the foregoing increase lasted from 13/4/2000 to 12/5/2000. The payment of the share capital increase was certified by the company Board on 15/5/2000. The newly issued shares were listed in the Stock Exchange on 29/5/2000 based on the resolution of 25/5/2000 of the Stock Exchange Board.

USE OF CAPITAL RAISED FROM THE SHARE CAPITAL INCREASE BY CASH PAYMENT

	Use of Income from the Issue According to the Prospectus			Capital used 1/4/03-30/06/03	Capital used by 30/06/03
(Amounts in mill. Euro)	TOTAL	2000	2001		
A. Company Acquisitions	117.39	76.30	41.09	0.00	132.29
A. I. Loan Repayment (Bridge Financing)	38.15	38.15	0.00	0.00	38.62
A.2 Company acquisitions	79.24	38.15	41.09	0.52	93.67
B. Investments in fixed assets and mechanical equipment	26.41	11.74	14.67	0.00	10.57
C. Working capital aid	4.26	4.26	0.00	0.00	3.96
D. Issue expenses	0.73	0.73	0.00	0.00	0.73
Total Capital Used	148.79	93.03	55.76	0.52	147.55
Unused Capital	0.00	0.00	0.00	1.24	1.24
Total Capital	148.79	93.03	55.76		148.79

The data shown above point to the delay in the schedule of implementation of announced investments in fixed assets and mechanical equipment. Specific acquisitions were delayed due to the longer period of evaluation and negotiation as well as to the co-examination of the international economic slowdown.

The investments envisaged in the prospectus were co-assessed in the context of a streamlining study for the production plants of the group further to the completion of specific acquisitions in 2000 and 2001. The conclusions of this study, which has been completed, regard strapping plastic band and film.

More specifically, the acquisitions of Sander Gmbh in Germany, which has installed (PET) plastic strapping band production, of Marflex in Poland and of United packaging PLC in Gr. Britain, which have installed (PET) plastic strapping band, film and Blown/Shrink film production plants. In the light of these acquisitions the current needs in (PET) plastic strapping band and film are met, as a result of which, investments originally incorporated into the prospectus being now differentiated, as shown in the table that follows.

(Amounts in mill. Euro)	USE OF FUNDS ACCORDING TO THE PROSPECTUS	USE OF FUNDS BY 30/6/2003
- Metal strapping band	2.35	2.17
- (PET) Plastic strapping band	4.40	0.69
- Stretch film	10.86	2.97
- Shrink film	4.70	0.46
- Other investments		
(PP) Plastic strapping band	4.10	1.34
Other investments		2.94
TOTAL	26.41	10.57

The discrepancy resulting from the afore-mentioned investment plan was fed into company acquisitions and into further strengthening the network of subsidiary companies through Share Capital increases by resolution of the company Board.

The unused capital in the amount of 1.24 mill. Euro has been invested in a time deposit account in Royal Bank, which will be used for the acquisition of the remaining 40% of the Share Capital of Columbia SRL, according to the terms of the Acquisition Agreement of 19/5/2003, totalling € 2.8 mill.

Table (A) below shows all companies acquired and the capital used for the acquisition of each company and table (B) shows the capital used for participation in share capital increases of the subsidiaries.

A. ACQUISITIONS	mill. €
SIAT Loan Repayment (Bridge finance)	38.62
SANDER GMBH	16.58
MARFLEX SPZOO	5.05*
NYDENS FORPACKING AB	0.18
SANDER BV	0.03
EUROPACK	2.91
UNITED PACKAGING PLC	6.16
SAMUEL STRAPPING SYSTEMS (UK) LTD	16.46
OY ASTRAP AB	0.23
WULFTEC INTERNATIONAL INC	16.50
COLUMBIA SRL	0.70
Total amount of acquisitions	**64.80**

B. PARTICIPATION IN SHARE CAPITAL INCREASES	mill. €
M.J.MAILLIS ESPANA	1.35
M.J.MAILLIS CZECH SRO	2.00
SANDER PACKAGING B.V.	0.67
M.J.MAILLIS FRANCE SAS	1.09
MARFLEX M.J.MAILLIS GROUP SPZOO	16.19
M.J.MAILLIS HUNGARY KFT	1.29
SANDER MAILLIS HOLDING GMBH	4.40
M.J.MAILLIS ALBANIA	0.06
M.J.MAILLIS SVERIGE AB	0.82
OY ASTRAP AB	1.00
Total capital increases	**28.87**

* Total acquisition value amounted to € 17.5 mill. approximately from which, € 12.45 mill. was covered by bank loans.

Kifissia, 25 August 2003

THE CHAIRMAN OF THE BOARD & CEO	THE GROUP FINANCIAL MANAGER & BOARD MEMBER	THE FINANCIAL MANAGER FOR GREECE	THE CHIEF ACCOUNTANT
M.J.MAILLIS I.C.N Φ 020206	HARALAMBOS STAVRINOUDAKIS I.C.N Σ 208194	PETROS DELIS I.C.N P 578226	NIC.V.MAROULIS A' Class Reg. No 9997046629

CERTIFICATE OF CERTIFIED AUDITOR ON THE USE OF CAPITAL RAISED FROM THE SHARE CAPITAL INCREASE OF THE COMPANY M. J. MAILLIS SA - PACKING SYSTEMS

The audit conducted on the books and records of the company M. J. MAILLIS SA - PACKING SYSTEMS showed that the capital raised by the company's share capital increase, realized according to the resolution of the Extraordinary General Meeting of shareholders of 15 December 1999 and approved by the Board of Directors of the Athens Stock Exchange amounted to GRD 50,450,000,000. The afore-mentioned share capital increase was completed on 15 May 2000. The table below shows the use made of the capital raised as well as that envisaged in the corresponding Prospectus.

Increase of equity	Use of raised capital made in the period 16 May 2000 - 30 June 2003	Envisaged use according to the Prospectus for the period 2000 - 2001
	Euro	Euro
(a) Company acquisitions	132.29 mill.	117.39 mill.
(b) Investments in fixed assets and mechanical equipment	10.57 mill.	26.41 mill.
(c) Working capital aid	3.96 mill.	4.26 mill.
(d) Current placements	1.24 mill.	
Total	**148.06 mill.**	**148.06 mill.**

Athens, 26 August 2003
THE CHARTERED AUDITOR - ACCOUNTANT

KYRIAKOS RIRIS
ACA RN 12111

PRICEWATERHOUSECOOPERS
Auditors' Societe Anonyme
Certified Auditors

M.J. MAILLIS SA
PACKING SYSTEMS
HEAD OFFICE: 5, XENIAS STREET, KIFISSIA
SAC.R.N. 2716/06/B/86/43

TABLE ON THE USE OF CAPITAL AS AT 31/03/2003 RAISED FROM THE INCREASE OF THE SHARE CAPITAL OF THE COMPANY

The 1st Repeat Extraordinary General Meeting of company shareholders as at 15 December 1999 resolved to increase the share capital by cash payment of GRD 50.7 bill. (148.79 mill. Euro) by the issue of 18,108,470 new ordinary unregistered shares of a nominal value of GRD 250 (0.7337 Euro) and an offering price of GRD 2,800 (8,217 Euro) each. The term for exercising the right of participation in the foregoing increase lasted from 13/4/2000 to 12/5/2000. The payment of the share capital increase was certified by the company Board on 15/5/2000. The newly issued shares were listed in the Stock Exchange on 29/5/2000 based on the resolution of 25/5/2000 of the Stock Exchange Board.

USE OF CAPITAL RAISED FROM THE SHARE CAPITAL INCREASE BY CASH PAYMENT

(Amounts in mill. Euro)	Use of Income from the Issue According to the Prospectus			Capital used 1/1/03-31/03/03	Capital used by 31/03/03
	TOTAL	2000	2001		
A. Company Acquisitions	117.39	76.30	41.09	0.00	131.77
A. 1. Loan Repayment (Bridge Financing)	38.15	38.15	0.00	0.00	38.62
A.2 Company acquisitions	79.24	38.15	41.09	0.00	93.15
B. Investments in fixed assets and mechanical equipment	26.41	11.74	14.67	0.00	10.57
C. Working capital aid	4.26	4.26	0.00	0.00	3.96
D. Issue expenses	0.73	0.73	0.00	0.00	0.73
Total Capital Used	148.79	93.03	55.76	0.00	147.03
Unused Capital	0.00	0.00	0.00	1.76	1.76
Total Capital	148.79	93.03	55.76		148.79

The data shown above point to the delay in the schedule of implementation of announced investments in fixed assets and mechanical equipment. Specific acquisitions were delayed due to the longer period of evaluation and negotiation as well as to the co-examination of the international economic slowdown.
The investments envisaged in the prospectus were co-assessed in the context of a streamlining study for the production plants of the group further to the completion of specific acquisitions in 2000 and 2001, also taking into consideration the current demand data. The conclusions of this study, which has been completed, regard strapping plastic band and film.
More specifically, the acquisitions of Sander Gmbh in Germany, which has installed (PET) plastic strapping band production, of Marflex in Poland and of United packaging PLC in Gr. Britain, which have installed (PET) plastic strapping band, film and Blown/Shrink film production plants. In the light of these acquisitions the current needs in (PET) plastic strapping band and film are met, as a result of which, investments originally incorporated into the prospectus being now differentiated, as shown in the table that follows.

(Amounts in mill. Euro)	USE OF FUNDS ACCORDING TO THE PROSPECTUS	USE OF FUNDS BY 31/3/2003
- Metal strapping band	2.35	2.17
- (PET) Plastic strapping band	4.40	0.69
- Stretch film	10.86	2.97
- Shrink film	4.70	0.46
- Other investments		
(PP) Plastic strapping band	4.10	1.34
Other investments		2.94
TOTAL	26.41	10.57

The discrepancy resulting from the afore-mentioned investment plan was fed into company acquisitions and into further strengthening the network of subsidiary companies through Share Capital increases by resolution of the company Board.
The unused capital in the amount of 1.76 mill. Euro has been invested in finance banking products (mainly in SWAP deposits).

Table (A) below shows all companies acquired and the capital used for the acquisition of each company and table (B) shows the capital used for participation in share capital increases of the subsidiaries.

A. ACQUISITIONS	mill. €
SIAT Loan Repayment (Bridge finance)	38.62
SANDER GMBH	16.58
MARFLEX SPZOO	5.05*
NYDENS FORPACKING AB	0.18
SANDER BV	0.03
EUROPACK	2.91
UNITED PACKAGING PLC	6.16
SAMUEL STRAPPING SYSTEMS (UK) LTD	16.46
OY ASTRAP AB	0.23
OMS MAILLIS AMERICA INC.	0.18
WULFTEC INTERNATIONAL INC	16.50
Total amount of acquisitions	**64.28**

B. PARTICIPATION IN SHARE CAPITAL INCREASES	mill. €
M.J.MAILLIS ESPANA	1.35
M.J.MAILLIS CZECH SRO	2.00
SANDER PACKAGING B.V.	0.67
M.J.MAILLIS FRANCE SAS	1.09
MARFLEX M.J.MAILLIS GROUP SPZOO	16.19
M.J.MAILLIS HUNGARY KFT	1.29
SANDER MAILLIS HOLDING GMBH	4.40
M.J.MAILLIS ALBANIA	0.06
M.J.MAILLIS SVERIGE AB	0.82
OY ASTRAP AB	1.00
Total capital increases	**28.87**

* Total acquisition value amounted to € 17.5 mill. approximately from which, € 12.45 mill. was covered by bank loans.

Kifissia, 26 May 2003

THE CHAIRMAN OF THE BOARD & CEO	THE GROUP FINANCIAL MANAGER & BOARD MEMBER	THE FINANCIAL MANAGER FOR GREECE	THE CHIEF ACCOUNTANT
M.J.MAILLIS I.C.N Φ 020206	HARALAMBOS STAVRINOUDAKIS I.C.N Σ 208194	PETROS DELIS I.C.N P 578226	NIC.V.MAROULIS A' Class Reg. No 9997046629

CERTIFICATE OF CERTIFIED AUDITOR ON THE USE OF CAPITAL RAISED FROM THE SHARE CAPITAL INCREASE OF THE COMPANY M. J. MAILLIS SA - PACKING SYSTEMS

The audit conducted on the books and records of the company M. J. MAILLIS SA - PACKING SYSTEMS showed that the capital raised by the company's share capital increase, realized according to the resolution of the Extraordinary General Meeting of shareholders of 15 December 1999 and approved by the Board of Directors of the Athens Stock Exchange amounted to GRD 50,450,000,000.The afore-mentioned share capital increase was completed on 15 May 2000.The table below shows the use made of the capital raised as well as that envisaged in the corresponding Prospectus.

Increase of equity	Use of raised capital made in the period 16 May 2000 - 31 March 2003	Envisaged use according to the Prospectus for the period 2000 - 2001
	Euro	Euro
(a) Company acquisitions	131.77 mill.	117.39 mill.
(b) Investments in fixed assets and mechanical equipment	10.57 mill.	26.41 mill.
(c) Working capital aid	3.96 mill.	4.26 mill.
(d) Current placements	1.76 mill.	
Total	148.06 mill.	148.06 mill.

Athens, 27 May 2003
THE CHARTERED AUDITOR - ACCOUNTANT

KYRIAKOS RIRIS
ACA RN 12111

PRICEWATERHOUSECOOPERS
Auditors' Societe Anonyme
Certified Auditors

ANNEX

TO THE CONSOLIDATED FINANCIAL STATEMENTS OF M.J.MAILLIS S. A. AND ITS AFFILIATED COMPANIES STRAPTECH S. A, M.J.MAILLIS BULGARIA EOOD, M.J.MAILLIS ROMANIA S.A, HELERO BV, M.J.MAILLIS FRANCE SAS, MARFLEX M.J.MAILLIS POLAND SPZOO, M.J.MAILLIS ESPANA SL, M.J.MAILLIS CZECH SRO, M.J.MAILLIS ALBANIA LTD, M.J.MAILLIS HUNGARY KFT, EUROPACK S. A., COLUMBIA SRL, CONTIPAK MBH, M.J.MAILLIS FINLAND OY, M.J.MAILLIS SVERIGE AB, MAILLIS HOLDING GMBH, SANDER PACKAGING BV, SIAT SPA, SICME SRL, COMBI PACKAGING SYSTEMS, MEGA SRL, TAM SRL, SIAT USA, SIAT BENELUX, MAILLIS SANDER GMBH, SANDER GMBH & CO KG, SANDER NV, WULFTEC INTERNATIONAL INC, M.J.MAILLIS UK LTD, MAILLIS STRAPPING NETWORK LLP AS AT DECEMBER 31st 2003.

I. INFORMATION ON THE COMPANIES INCLUDED IN THE CONSOLIDATION

I.I Article 107, para Ib: Information on the companies included in the consolidation under the "total incorporation" method.

Name	Registered office	Participating interest of holding company in the capital of the Subsidiary	Participating interest of the companies included in the consolidation other than the holding company or of persons acting on behalf thereof	Relationship dictating the consolidation : a) Relationship between holding - subsidiary companies (art. 42e para 5a) b) Single management or same administration, etc.
1. STRAPTECH SA	Greece	99,00%	Nil	A
2. M.J.MAILLIS BULGARIA EOOD	Bulgaria	100,00%	Nil	A
3. M.J.MAILLIS ROMANIA SA	Romania	81,67%	Nil	A
4. HELERO BV	Netherlands	100,00%	Nil	A
5. MARFLEX M.J.MAILLIS POLAND SPZOO	Poland	100,00%	Nil	A
6. M.J.MAILLIS ESPANA SL	Spain	100,00%	Nil	A
7. M.J.MAILLIS CZECH SRO	Czech Republic	100,00%	Nil	A
8. M.J.MAILLIS ALBANIA	Albania	100,00%	Nil	A
9. M.J.MAILLIS HUNGARY KFT	Hungary	100,00%	Nil	A
10. EUROPACK SA	Luxembourg	100,00%	Nil	A
11. COLUMBIA SRL	Italy	100,00%	Nil	A
12. CONTIPAK GMBH	Austria	100,00%	Nil	A
13. M.J.MAILLIS FINLAND OY	Finland	100,00%	Nil	A
14. M.J.MAILLIS SVERIGE AB	Sweden	100,00%	Nil	A
15. MAILLIS HOLDING GMBH	Germany	100,00%	Nil	A
16. M.J.MAILLIS UK LTD	UK.	100,00%	Nil	A
17. SIAT SPA	Italy	100,00%	Nil	A
18. SICME SRL	Italy	60,00%	Nil	A
19. COMBI PACKAGING SYSTEMS	USA	50,00%	Nil	A
20. MEGA SRL	Italy	70,00%	Nil	A
21. TAM SRL	Italy	71,00%	Nil	A
22. SIAT BENELUX	Netherlands	51,00%	Nil	A
23. SIAT USA	USA	100,00%	Nil	A
24. SANDER PACKAGING B.V.	Netherlands	100,00%	Nil	A
25. WULFTEC INTERNATIONAL INC	Canada	100,00%	Nil	A
26. MAILLIS SANDER MBH	Germany	100,00%	Nil	A
27. SANDER GMBH & CO KG	Germany	100,00%	Nil	A
28. SANDER NV	Belgium	100,00%	Nil	A
29. M.J.MAILLIS FRANCE SAS	France	99,99%	Nil	A
30. MAILLIS STRAPPING NETWORK	USA	45,00%	Nil	A

According to German law regarding societe anonyme companies (Article 264 b HGB), Sander GmbH & Co. KG-Wuppertal, Maillis Holding GmbH-Wuppertal, Maillis Sander Verwaltungsgesellshaft mbH-Wuppertal are not required to draw up, audit or publish annual financial statements (Balance-sheet, profit and loss statement and notes on the Balance-sheet).

1.2 Article 107, para 1 d: Information on the companies incorporated by the "net worth" method.
MAILLIS STRAPPING NETWORK LLP with a registered office in the US and a capital of Euro 208.695 owned at 45% by the Group's subsidiary Wulfec International Inc.

1.3 Article 107, para 1 c and 97: Information on the companies not merged for being deemed of secondary interest.
Not applicable.

1.4 Article 107, para 1 c and 98: Information on the companies not merged, for carrying on business other than that of the other companies of the Group.
There were no companies which did not merge for carrying on business other than that of the other companies of the Group.

1.5 Article 107, para 1 e: Information on the companies where the merging companies (see para 1.1 above) and the companies exempt from the merger (see para 1.4 above) own directly or via third parties a total share of more than 10% of their capital.
There were no such companies.

1.6 Article 104, para 7: Closing date

The closing date for all consolidated financial statements is the closing date of the parent company, 31.12.2003.

1.7 Article 104, para 9: Changes in the composition of all merged enterprises in the course of the financial year 2003.

In the course of the financial year 2003 M.J.MAILLIS Group acquired the remaining 40% interest in COLUMBIA SRL
GRAMEGNA SPA merged with SIAT SPA.
M.J.MAILLIS ESPANA SL merged with ROCALU SL.

2. INFORMATION ON COMPANY ASSETS

2.1 Article 105, para 3 and article 107, para 1: The assets of the enterprises consolidated have been valuated according to the valuation regulations of article 42e, para 14 and of article 43 with no derogation. All assets and liabilities, save for the share capital, were valuated at the rate as of 31/12/2003. The share capital of the subsidiaries was valuated at the rate as at the initial offsetting date. The operating results were valuated at the mean rate for the year 2003.

2.2 Article 107, para 1 jc: Advances and credits to Board members.
None.

3. INFORMATION ON COMPANY LIABILITIES AND PROVISIONS

3.1 Article 107, para 1 a: The Group has made no provision for compensating retiring staff members in the order of Euro 706,000 based on opinion 205/88 of the plenary of the Legal Consultants to the Management and on article 10 of L. 2065/92, for no staff member could establish a right to pension through the end of the following financial year.

3.2 Article 107, para 1 a: To cover any loss from doubtful debts, the group has made provision in the order of Euro 2,332,000.

3.3 Article 107, para 1 f:: Long-term liabilities of more than 5 years.
a) M.J.MAILLIS UK 500,000 Euro
b) SANDER GMBH & CO KG 1,278,230 Euro

3.4 Article 107, para 1 f: Liabilities covered by collateral security.
None.

3.5 Article 107, para g: Assumed liabilities not shown in the consolidated Balance-Sheet.
None.

3.6 Article 107, para 1 ja: Any substantial tax amounts due and owing and tax amounts that may arise and be charged to the financial year ending and to previous financial years not appearing under liabilities and provisions.
Of the companies constituting the consolidated Balance-Sheet, the parent company M.J. MAILLIS S.A has been audited for taxation through to the accounting year 2001.

Of the subsidiaries :

a) M.J.MAILLIS BULGARIA EOOD has been tax audited through FY 2000.
b) M.J.MAILLIS ROMANIA SA has been tax audited through FY 2001.
c) STRAPTECH SA has been tax audited through FY 1999.
d) M.J.MAILLIS ESPANA SL has been tax audited through FY 1998.
e) MARFLEX M.J.MAILLIS POLAND Sp Zoo has not been tax audited from its establishment in 1997 to date
f) M.J.MAILLIS ALBANIA LTD has not been tax audited from its establishment in 1999 to date
g) SANDER GMBH & CO KG has been tax audited through FY 1997.
h) M.J.MAILLIS FRANCE SAS has not been tax audited from its establishment in 1998 to date.
i) SIAT SPA has been tax audited through FY 2002.
j) CONTIPAK MBH has been tax audited through FY 1999.
ja) M.J. MAILLIS HUNGARY KFT has been tax audited through FY 2002.
jb) M.J.MAILLIS CZECH SRO has been tax audited through FY 1998.
jc) SANDER NV has been tax audited through FY 1999.
jd) WULFTEC INTERNATIONAL INC. has been tax audited through FY 1998.
je) M.J. MAILLIS SVERIGE AB has been tax audited through FY 2002.
jf) COLUMBIA SRL has been tax audited through FY 2002.
jg) SANDER PACKAGING BV has not been tax audited from its establishment to date.

4. INFORMATION ON THE OPERATING RESULTS

4.1 Article 107, para 1 h: The consolidated turnover is to the amount of Euro 295,969,286 and is broken down per category of activity and geographical area as follows :

Industrial activity			
- domestic	Euro	9,826,180	
- abroad	Euro	235,828,327	245,654,507
Commercial activity			
- domestic	Euro	1,509,443	
- abroad	Euro	48,805,336	50,314,779
			295,969,286

4.2 Article 107, para 1 i: The mean number of staff employed in the course of the financial year 2003 by the merged enterprises per category is as follows :

-Salaried	964
-Wage-earners	1,072
	2,036

Wages and other personnel expenses amounted to Euro 48,753,962.

4.3 Article 105, para 5: No additional depreciation was calculated by the merged companies and no extraordinary provisions were made for taxation purposes.

4.4 Article 107, para 1 jb: The amounts paid in the course of the financial year as emoluments to members of management, administrative and overseeing boards of the holding company for the performance of their duties, both in the holding as well as in the affiliated enterprises, together with any liabilities for the compensation thereof due to retirement are the following :

- Board member salaries and emoluments Euro 375,886.44

No other amounts, other than the above, were given in any form to members of the Board of M.J. MAILLIS S. A.

5. DEROGATIONS FROM APPLICABLE LAW

(Articles 101 through 107, para's 1 and 2)

5.1 Article 100 para 5: Derogations from the provisions of articles 101 through 107, (para's 1 & 2).
The true picture of the structure of assets, of the financial standing and of the operating results of the merged enterprises to the effect of para 3 of article 100 has called for the following derogations :
- According to the provisions of article 103, para 3, the total positive and negative consolidation differences, if in the red, appears in the category "other intangible assets" and if in the black, in the category "equity" of the consolidated balance-sheet. The merger of M.J. MAILLIS SA with the companies mentioned in para 1.1 by the total incorporation method resulted in debit "consolidation differences" which, for the purposes of presenting the financial statements more accurately, were included in the liabilities of the consolidated balance-sheet, were deducted from equity and were included under the distinctive title "consolidation differences".

BREAKDOWN OF CONSOLIDATION DIFFERENCES AS AT 31/12/2003

Name	Consolidation Differences
STRAPTECH SA	-249,838
M.J.MAILLIS BULGARIA EOOD	301,045
M.J.MAILLIS ROMANIA SA	-826,137
HELERO BV	16.356,662
M.J.MAILLIS FRANCE SAS	7,131,407
MARFLEX M.J.MAILLIS POLAND SPZOO	9,840,212
M.J.MAILLIS ESPANA SL	3,383,418
M.J.MAILLIS CZECH SRO	567,481
M.J.MAILLIS ALBANIA LTD	-709
M.J.MAILLIS HUNGARY KFT	176,818
EUROPACK SA	52,981,569
COLUMBIA SRL	2,112,434
CONTIPAK MBH	2,331,813
M.J.MAILLIS FINLAND OY	1,863,795
M.J.MAILLIS SVERIGE AB	1,079,756
MAILLIS HOLDING GMBH	23,344,688
SANDER PACKAGING BV	49
TOTAL	120,394,464

5.2 Article 104, para 4: writing off the (profit or loss) results arising from transactions between the merged companies.
The results arising from transactions between the companies merged have been written off.

5.3 Article 107 para 1 d: Other information on special provisions of applicable law considered necessary for providing more complete information to interested parties with regard to the companies merged by the "total incorporation" method, as well as for those shown by the "net worth" method.

Capital Increases :
In the course of the current financial year 2003 the following companies increased their share capital.

Name	Amount Increased (EURO)
CONTIPAK GMBH	2,000,000
M.J.MAILLIS SVERIGE AB	776,053
M.J. MAILLIS SA	173,872
TOTAL	2,949,925

No further relevant information is required beyond the above.

Athens, 24 February 2004

M.J.MAILLIS CHAIRMAN OF THE BOARD & CEO	CHAR. STAVRINOUDAKIS GROUP FINANCIAL MANAGER & BOARD MEMBER	SOT.I.LEONARDOS GROUP ACCOUNTING SERVICES MANAGER	NIK.V.MAROULIS ACCOUNTS DEPT. MANAGER
I.C.N Φ 020206	I.C.N Σ 208194	I.C.N Π 325521	R.N. 9997046629

CERTIFICATION

It is hereby certified that the foregoing annex consisting of (6) pages is the annex cited in the audit certificate of the consolidated financial statements issued and dated 26/2/2004.

Athens, 26 February 2004

THE CERTIFIED AUDITOR - ACCOUNTANT

KYRIAKOS RIRIS
CABRN 12111

PRICEWATERHOUSECOOPERS

DIRECTORS' REPORT OF THE BOARD OF DIRECTORS OF M.J.MAILLIS S.A. TO THE ORDINARY GENERAL MEETING ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR FY 2003

Dear Shareholders,

According to article 107 para 3 of C.L. 2190/1920, as superseded by article 35 of P.D. 409/86, we are submitting to your General Meeting the annexed consolidated financial statements of the company for the financial year from 1-1-2003 through 31-12-2003 together with our remarks thereon and kindly ask that you approve them.

I. BALANCE-SHEET

		Amounts in thous. Euro 2003		2002
ASSETS				
Assets amount to		349,517		346,081
LIABILITIES				
Liabilities amount to				
Equity		121,833		121,085
Provisions and Liabilities		227,684		224,996
		349,517		346,081
BREAKDOWN OF ASSETS				
B. Formation expenses	77,204		59,237	
Less : Depreciation	32,305	44,899	24,589	34,648
C. Fixed assets	221,260		212,887	
Less : Depreciation	96,905	124,355	88,753	124,134
D. Current assets				
(less bank & cash)		158,888		161,327
Bank & cash		14,130		20,066
E. Transitory asset accounts		7,245		5,906
		349,517		346,081
Liabilities are broken down into :				
A. EQUITY				
I. Paid-up share capital		55,386		55,212
II. Share premium		144,932		144,877
III. Reval. Discr. Investment Subsidies		8,265		11,905
IV. Reserves				
1. Statutory reserve	4,140		4,833	
2. Sundry reserves	15,470	19,610	16,673	21,506
Own Shares		-13,047		-11,185
Consolidation Discrepancies		-120,394		-121,033
V. Profit carried forward		27,081		19,803
Total equity		121,833		121,085
B. PROVISIONS FOR CONTINGENCIES & EXPENSES		2,586		6,191
C. LIABILITIES				
I. Long-term		101,984		99,767
II. Current		119,838		117,847
		221,822		217,614
D. TRANSITORY LIABILITY ACCOUNTS		3,276		1,191
TOTAL LIABILITIES		349,517		346,081

2. PROFIT & LOSS ACCOUNT STATEMENT

A. TURNOVER (*)

	Amounts in thous. Euro	
	2003	2002
Sale of Products- Goods & Services	295,969	310,880
LESS : COST OF GOODS SOLD	213,331	218,794
GROSS OPERATING PROFIT	82,638	92,086
NET PROFIT FOR THE YEAR BEFORE TAXES	21,313	26,157

Of the above mentioned sales 97% regard sales made outside of Greece.

NOTE

1) Depreciation amounted to Euro 24,090,257 which was fully incorporated into the operating cost.

2) At the end of the accounting period 2003, there were no encumbrances on the fixed assets of the company.

3. RATIOS

	Amounts in thous. Euro			
	2003		2002	
a. Asset Consolidation Ratio				
Fixed assets	124,355		124,134	
Total assets	349,517	35.58%	346,081	35,87%
Current Assets	173,018		181,392	
Total assets	349,517	49.50%	346,081	52,41%
b, Gearing Ratio				
Equity	121,833		121,085	
Total Liabilities	225,098	54.12%	218,805	55,34%
c. Fixed Asset Cover Ratio				
Equity	121,833		121,085	
Total Fixed Assets	124,355	97.97%	124,134	97,54%
d. Current Liabilities Cover Ratio				
Current Assets	173,018		181,392	
Current Liabilities	119,838	144.38%	117,847	153,92%
e. Gross Profit on Sales Ratio				
Gross profit	82,638		92,086	
Sales	295,969	27.90%	310,880	29,6%
f. Gross Profit on Cost of Goods Sold Ratio				
Gross profit	82,638		92,086	
Cost of goods sold	213,331	38.74%	218,794	42.09%
g. Equity Recycling Ratio				
Sales	295,969		310,880	
Equity	121,833	242.93%	121,085	256.75%
h. Gross Profit before Depreciation on sales Ratio				
Gross profit	106,728		117,776	
Sales	295,969	36.06%	310,880	37.88%
i. Mean term for the collection of debts ratio (DSO)				
Amounts Due from Customers X 360	76,317		74,407	
Sales	295,969	93	310,880	86
j. Inventory Turnover Ratio				
Cost of Invent. Sold	213,331		218,794	
Inventories 31/12	64,371	3.31	68,278	3.20

4. Progress of company operations - Company progress forecast

The main facts about the business and the results of the Group for the financial year 2003 are as follows :

Consolidated Group sales 296 mill. EURO against 310.9 mill. EURO for the year 2002

Consolidated earnings before taxes, interest and depreciation (E.B.I.T.D.A) 50 mill. EURO against 54,4 mill. EURO for the year 2002 corresponding to 17% of sales.

Consolidated pre-tax earnings 21.3 mill. EURO against 26.2 mill. EURO in 2002.

2003 was an especially difficult year for the world Economy marked by the recession and important incidents such as the war in Iraq and, of course, the significant revaluation of the Euro. It was only logical for the negative economic climate to affect a chiefly exports-oriented Group like M.J.Maillis. Besides, as it is known 97% of M.J.MAILLIS Group operations are carried out outside Greece.

In fact, if we exclude the impact of the extensive devaluation of the dollar in the same period, of the Pound sterling as well as of several currencies of Eastern Countries, sales would have reached the level of 318 mill. Euro. The main effect on profits was the result of significant foreign exchange differences in the absence of which, profitability ratios would have remained unchanged from 2002 levels.

During this difficult year the Group materialized substantial industrial investments, mainly in Italy (SIAT), as well as highly cost effective investments in infrastructure and reorganization.
At the same time, efforts to streamline the Group have already been paying off with an obvious reduction in cost and expenses even in absolute terms.

B) PROGRESS OF OPERATIONS ENVISAGED FOR 2004

A new growth cycle began in 2004 for both the Company and the Group aiming to substantially improve liquidity. The key drivers of this new growth cycle are the following :

- Exploit the Group's accumulated huge potential.

-The establishment in North America of the same operational framework as the successful structure in Europe (manufacturing of machinery, materials and a strong distribution network providing complete "end-of-line" industrial solutions)

- Selective acquisitions

In the period from the beginning of 2004 to date no significant events took place that should have impacted company operations or finances.

Athens, 24 February 2004

CHAIRMAN OF THE BOARD & CEO M.J.MAILLIS	THE GROUP FINANCIAL MANAGER & BOARD MEMBER CHAR. STAVRINOUDAKIS	GROUP ACCOUNTING SERVICES MANAGER SOT. I. LEONARDOS	CHIEF ACCOUNTANT NIC. V. MAROULIS
ID CARD NO. Φ 020206	ID CARD NO. Σ 208194	ID CARD NO. Π 325521	R.N 9997046629

CERTIFICATION

It is certified that the foregoing Directors' Report consisting of (3) pages is the report cited in the consolidated financial statements' audit certificate granted by myself and dated 26/02/2004.

Athens, 26 February 2004

THE CHARTERED AUDITOR - ACCOUNTANT

KYRIAKOS RIRIS
ACA RN 12111

PRICEWATERHOUSECOOPERS

AUDITORS SOCIETE ANONYME

ANNEX

TO THE BALANCE-SHEET AS AT 31 DECEMBER 2003 AND OF THE PROFIT AND LOSS STATEMENT 1.1.2003-31.12.2003 (Based on the provisions of E. L. 2190/1920, as applicable)

FULL ANNEX

§ 1. Legal drawing up and structure of financial statements. Derogations made in the interests of giving a true picture

(a) **Article 42a para 3:** Derogation from the relevant provisions on drawing up the annual financial statements deemed necessary for showing, in absolute clarity, the true picture required under the provisions of para 2 of the present article.
None.

(b) **Article 42b para 1:** Derogation from the principle of the unchanging structure and form of presentation of the balance-sheet and of the "profit and loss" statement.
None.

(c) **Article 42b para 2:** Entering in the appropriate account data relating to several special accounts.
Not applicable.

(d) **Article 42b para 3:** Adjustment to the structure and titles of accounts with Arabic numerals, when required by the special nature of the business.
Not applicable.

(e) **Article 42b para 4:** Abridged accounts of the balance-sheet corresponding to Arabic numerals, for which the requirements of the present article are met.
None.

(f) **Article 42b para 5:** Revised line items from the previous financial year to make them similar and comparable to the corresponding line items of the ending financial year.
Not required.

(g) **Article 43b para 2 added to article 6, P.D. 325/1994:** Drachma - Euro parity if the annual financial statements were also published in Euro.
The annual financial statements were issued in Euros only.

§ 2. Valuation of assets

(a) **Article 43a para 1-a:** Methods of valuation of assets and calculation of depreciation and of provisions for their devaluation.

(1) **Fixed assets** were valuated at their cost value or at their cost of own construction or at their revaluated cost based on L. 1249/1982, Ministerial decree E. 2665/84/1998 and L. 2065/92, increased by the value of additions and improvements and decreased by the depreciation envisaged by law.

(2) There was no need to form devaluation provisions.

(3) **Securities** were valuated at cost value or market price, the lowest of the two for each type. The market price considered was the mean net value in the last month of the financial year.

(4) **Holdings** in affiliated enterprises have been valuated at cost value.

(5) **Inventories arising from acquisition's** (merchandise, raw and auxiliary materials, packaging materials, consumables and fixed asset parts) were valuated at cost value, market price at year-end or net realizable value, whichever was lowest for each type. The cost value was determined on the basis of the mean monthly weighted price.

(6) **Inventories arising from own production**, as well as waste and by-products, were valuated at their production cost, reproduction

cost at year-end or at their net realizable value, whichever was lowest for each type.

(b) **Article 43a para 1-a:** Conversion basis into Euros of assets denominated in foreign currencies (F.C.) and accounting of exchange differences.

(I) **Receivables and liabilities in F.C.** were valuated on the basis of the official F.C. rate as at 31/12/2003 resulting into exchange differences. The accounting thereof was : entering exchange differences per foreign currency in the account 44.14 "Provisions for exchange differences resulting from the valuation of receivables and liabilities". Following the set-off of debit and credit exchange differences for each currency, the debit balances in the amount of Euro 5,410,862.78 were carried over to the Profit & Loss Statement while the above account remained in credit with Euro 935.93.

(c) **Article 43 para 2:** Derogation from the methods and basic principles of valuation. Application of special valuation methods.
Not applicable.

(d) **Article 43 para 7-b:** Change in the method of calculation of the cost value or the production cost of inventories or securities.
None.

(e) **Article 43 para 7-c:** Presentation of the difference between the valuation value of inventories and securities and their current market price, if significant.
Not significant.

(f) **Article 43 para 9:** Breakdown and analysis of the revaluation of fixed assets carried out in the course of the financial year on the basis of a special law and presentation of the statement of the "Revaluation differences" account.
None.

§ 3. Fixed assets and formation expenses

(a) **Article 42e para 8:** Changes in fixed assets of (multiple-year depreciation) formation expenses.
The relevant multiple-column tables containing the information required by law are shown below.

MULTIPLE -YEAR DEPRECIATION

Category	Description of fixed	Depr. Ratio	Year acquired	Accum.Cost 31/12/2002	Increases 2003	Accum.Cost 31/12/2003	Accum. 31/12/2002	Depreciation 2003	Accum. Depreciation 31/12/2003	Net Balance 31/12/2003
160100	INDUSTRIAL RIGHTS	20%	1993	4,548.54		4,548.54	-4,548.54		-4,548.54	0.00
		20%	1994	2,201.03		2,201.03	-2,201.03		-2,201.03	0.00
		20%	1995	88,816.19		88,816.19	-88,816.19		-88,816.19	0.00
		20%	1996	987.79		987.79	-987.79		-987.79	0.00
		20%	1997	2,230.37		2,230.37	-2,230.37		-2,230.37	0.00
		20%	1998	5,693.32		5,693.32	-4,554.65	-1,138.66	-5,693.31	0.01
		20%	1999	3,022.74		3,022.74	-1,813.65	-604.55	-2,418.20	604.54
		20%	2000	2,024.94		2,024.94	-809.98	-404.99	-1,214.97	809.97
		20%	2001	4,402.05		4,402.05	-880.41	-880.41	-1,760.82	2,641.23
		20%	2002	429.60		429.60	-28.64	-85.92	-114.56	315.04
		20%	2003		3,200.00	3,200.00				3,200.00
161000	FORMATION AND ESTABLISHM.	20%	1993	440.21		440.21	-440.21		-440.21	0.00
		20%	1994	11,167.99		11,167.99	-11,167.99		-11,167.99	0.00
		20%	1995	2,606.73		2,606.73	-2,606.73		-2,606.73	0.00
		20%	1996	980.46		980.46	-980.46		-980.46	0.00
		20%	1997	113,479.04		113,479.04	-113,479.04		-113,479.04	0.00
		20%	1998	88,826.16		88,826.16	-71,060.92	-17,765.23	-88,826.15	0.01
		20%	1999	20,879.35		20,879.35	-12,527.62	-4,175.87	-16,703.49	4,175.86
		20%	2000	13,206.16		13,206.16	-5,282.46	-2,641.23	-7,923.69	5,282.47
		20%	2001	118,833.93		118,833.93	-23,766.79	-23,766.79	-47,533.58	71,300.35
		20%	2002	47,705.07	101,755.63	149,460.70		-9,541.01	-9,541.01	139,919.69
		20%	2003		27,181.10	27,181.10				27,181.10
161200	OTHER EXPENSES	20%	1994	2,641.23		2,641.23	-2,641.23		-2,641.23	0.00
		20%	1995	1,173.88		1,173.88	-1,173.88		-1,173.88	0.00
		20%	1997	5,404.49		5,404.49	-5,404.49		-5,404.49	0.00
		20%	1999	47,233.26		47,233.26	-28,339.95	-9,446.65	-37,786.60	9,446.66
		20%	2001	779,691.03		779,691.03	-155,938.21	-155,938.21	-311,876.42	467,814.61
		20%	2002	69,522.71	592,888.48	662,411.19	-14.00	-13,904.54	-13,918.54	648,492.65
		20%	2003		335,795.45	335,795.45				335,795.45
161300	CAP. INCREASES & BOND LOAN ISSUE	20%	1994	96,254.89		96,254.89	-96,254.89		-96,254.89	0.00
		20%	1995	75,762.24		75,762.24	-75,762.24		-75,762.24	0.00
		20%	1996	326,420.83		326,420.83	-326,420.83		-326,420.83	0.00
		20%	1997	627,533.47		627,533.47	-627,533.47		-627,533.47	0.00
		20%	1998	460,262.44		460,262.44	-368,209.95	-92,052.48	-460,262.43	0.01
		20%	1999	494,620.54		494,620.54	-296,772.32	-98,924.11	-395,696.43	98,924.11
		20%	2000	820,947.28		820,947.28	-328,378.92	-164,189.46	-492,568.38	328,378.90
		20%	2001	168,186.00		168,186.00	-33,637.20	-33,637.20	-67,274.40	100,911.60
		20%	2002	7,492.88	1,897.29	9,390.17		-1,498.58	-1,498.58	7,891.59
		20%	2003		860.64	860.64				860.64
161400	ASSET EXPENSES	20%	1993	2,897.75		2,897.75	-2,897.75		-2,897.75	0.00
		20%	1994	469.55		469.55	-469.55		-469.55	0.00
		20%	1995	39,158.83		39,158.83	-39,158.83		-39,158.83	0.00
		20%	1996	22,477.92		22,477.92	-22,477.92		-22,477.92	0.00
		20%	1997	648.39		648.39	-648.39		-648.39	0.00
		20%	1998	[redacted]						

		20%	2000	[illegible]		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
		20%	2002	9,026.01		9,026.01	0.00	-1,805.20	-1,805.20	7,220.81
161500	EXCH. DIFFER FIXED ASSET	20%	1996	14,231.30		14,231.30	-14,231.30	0.00	-14,231.30	0.00
		20%	1997	78,884.95		78,884.95	-78,884.94	0.00	-78,884.94	0.01
		20%	1998	1,355,430.08		1,355,430.08	-1,310,249.08	-45,180.99	-1,355,430.07	0.01
		20%	2000	969,158.30		969,158.30	-387,663.32	-193,831.66	-581,494.98	387,663.32
161700	REORG EXPENSES	20%	1994	17,484.43		17,484.43	-17,484.43		-17,484.43	0.00
		20%	1995	33,933.99		33,933.99	-33,933.99		-33,933.99	0.00
		20%	1996	329,215.67		329,215.67	-329,215.66		-329,215.66	0.01
		20%	1997	460,997.47		460,997.47	-460,997.47		-460,997.47	0.00
		20%	1998	810,268.06		810,268.06	-648,214.45	-162,053.60	-810,268.05	0.01
		20%	1999	608,108.87		608,108.87	-364,865.32	-121,621.77	-486,487.09	121,621.78
		20%	2000	1,026,089.49		1,026,089.49	-410,435.80	-205,217.90	-615,653.70	410,435.79
		20%	2001	1,522,359.03		1,522,359.03	-304,471.81	-304,471.81	-608,943.62	913,415.41
		20%	2002	497,801.11	198,510.65	696,311.76	-23.48	-99,560.20	-99,583.68	596,728.08
		20%	2003		83,267.21	83,267.21				83,267.21
161701	PC PROGRAMMES	24%	2000	39,457.61		39,457.61	-23,674.56	-9,469.83	-33,144.39	6,313.22
		24%	2002	156,643.28	2,000.00	158,643.28		-37,594.39	-37,594.39	121,048.89
		24%	2003		3,094,046.50	3,094,046.50				3,094,046.50
161800	CONSTRUCTION PERIOD INTEREST	20%	1987	57,955.36		57,955.36	-57,955.36		-57,955.36	0.00
		20%	1988	4,961.69		4,961.69	-4,961.69		-4,961.69	0.00
		20%	1989	35,990.22		35,990.22	-35,990.22		-35,990.22	0.00
		20%	1990	65,921.34		65,921.34	-65,921.34		-65,921.34	0.00
		20%	1994	136,294.12		136,294.12	-136,294.12		-136,294.12	0.00
		20%	1995	490,155.39		490,155.39	-490,155.39		-490,155.39	0.00
		20%	1996	833,520.30		833,520.30	-833,520.30		-833,520.30	0.00
		20%	1997	852,153.11		852,153.11	-852,153.11		-852,153.11	0.00
		20%	1998	1,846,499.43		1,846,499.43	-1,477,199.55	-369,299.87	-1,846,499.42	0.01
		20%	1999	1,602,174.09		1,602,174.09	-961,304.45	-320,434.82	-1,281,739.27	320,434.82
		20%	2000	1,731,265.02		1,731,265.02	-692,506.00	-346,253.00	-1,038,759.00	692,506.02
		20%	2001	2,083,888.85		2,083,888.85	-416,777.77	-416,777.77	-833,555.54	1,250,333.31
		20%	2002	1,611,338.87	3,318,590.21	4,929,929.08		-322,267.78	-322,267.78	4,607,661.30
161900	OTHER EXPENSES	20%	1994	16,410.86		16,410.86	-16,410.86		-16,410.86	0.00
		20%	1995	4,914.37		4,914.37	-4,914.37		-4,914.37	0.00
		20%	1996	176,859.59		176,859.59	-176,859.59		-176,859.59	0.00
		20%	1997	1,119,983.59		1,119,983.59	-1,119,983.58		-1,119,983.58	0.01
		20%	1998	2,070,618.23		2,070,618.23	-1,724,612.32	-346,005.85	-2,070,618.17	0.06
		20%	1999	2,372,880.84		2,372,880.84	-1,423,728.49	-474,576.16	-1,898,304.65	474,576.19
		20%	2000	6,129,572.55		6,129,572.55	-2,960,497.59	-1,225,914.51	-4,186,412.10	1,943,160.45
		20%	2001	2,801,944.16		2,801,944.16	-633,109.70	-560,388.83	-1,193,498.53	1,608,445.63
		20%	2002	107636.78	25,109.72	132,746.50		-21,527.37	-21,527.37	111,219.13
		20%	2003		102,975.49	102,975.49				102,975.49
169800	ADVANCES ON ACQUIS. OF ASSET		1998	48,885.52		48,885.52				48,885.52
			1999	18,195.16		18,195.16				18,195.16
			2002	1,477,432.48	233,277.78	1,710,710.26				1,710,710.26
				40,244,454.63	8,121,356.15	48,365,810.78	-21,248,240.11	-6,222,175.54	-27,470,415.65	20,895,395.13

(b) **Article 43 para 5-d:** Breakdown of additional depreciation.
None.

(c) **Article 43 para 5-e:** Provisions for the devaluation of tangible fixed assets.
None made.

(d) **Article 43 para 3-e:** Breakdown and analysis of (multiple-year depreciation) formation expenses amounts for the financial year.

See breakdown per type (per account) in table form.

TABLE 1

CHANGES IN THE COST VALUE OF FIXED ASSETS

DESCRIPTION	COST VALUE 31.12.2002	ADDITIONS 2003	REVALUAT. 31.12.2003	OTHER REDUCTIONS	SALES 2003	COST VALUE 31.12.2003
INDUSTRIAL PROPERTY RIGHTS	114,357	3,200				117,557
LAND	1,301,675	0	0			1,301,675
BUILDINGS - TECHNICAL WORKS	19,126,091	1,256,794	0			20,382,885
MACHINERY - TECHNICAL INSTALLATIONS AND OTHER MECHANICAL EQUIPMENT	60,725,038	6,335,253	0		135,221	66,925,070
TRANSPORTATION MEANS	1,117,895	1,143			126,920	992,118
FURNITURE AND OTHER EQUIPMENT	2,604,662	2,166,597			7,684	4,763,575
ASSETS UNDER CONSTRUCTION + ADVANCES	12,978,559	5,444,335		11,489,858		6,933,036
TOTAL	97,968,277	15,207,322	0	11,489,858	269,825	101,415,916

TABLE 2

CHANGES IN FIXED ASSET DEPRECIATION

DESCRIPTION	ACCUMULATED DEPRECIAT. 31.12.2002	DEPRECIAT. 2003	REVALUAT. 31.12.2003	OTHER INCREASES - REDUCTIONS	SALES 2003	DEPRECIATION 31.12.2003
INDUSTRIAL PROPERTY RIGHTS	106,871	3,115				109,986
LAND	0					0
BUILDINGS - TECHNICAL WORKS	7,699,404	942,295				8,641,699
MACHINERY - TECHNICAL INSTALLATIONS AND OTHER MECHANICAL EQUIPMENT	31,999,332	5,207,450			20,738	37,186,044
TRANSPORTATION MEANS	716,798	98,061			126,828	688,031
FURNITURE AND OTHER EQUIPMENT	2,045,428	366,412			5,674	2,406,166
TOTAL	42,567,833	6,617,333	0	0	153,240	49,031,925

TABLE 3

NET VALUE OF FIXED ASSETS

DESCRIPTION	COST VALUE 31.12.2003	DEPRECIATION 31.12.2003	BALANCE 31.12.2003
INDUSTRIAL PROPERTY RIGHTS	117,557	109,986	7,571
LAND	1,301,675	0	1,301,675
BUILDINGS - TECHNICAL WORKS	20,382,885	8,641,699	11,741,186
MACHINERY - TECHNICAL INSTALLATIONS AND OTHER MECHANICAL EQUIPMENT	66,925,070	37,186,044	29,739,026
TRANSPORTATION MEANS	992,118	688,031	304,087
FURNITURE AND OTHER EQUIPMENT	4,763,575	2,406,166	2,357,409
ASSETS UNDER CONSTRUCTION + ADVANCES	6,933,036		6,933,036
TOTAL	101,415,916	49,031,925	52,383,991

TABLE 4

CHANGES IN THE COST VALUE OF FORMATION EXPENSES

DESCRIPTION	COST VALUE 31.12.2002	ADDITIONS 2003	INCREASES REDUCTIONS 2003	BALANCE 31.12.2003
CONSTRUCTION PERIOD INTEREST	11,352,118	3,318,590		14,670,708
OTHER FORMATION EXPENSES	28,777,981	4,799,566		33,577,547
TOTAL	40,130,099	8,118,156	0	48,248,255

TABLE 5

CHANGES IN FORMATION EXPENSES' DEPRECIATION

DESCRIPTION	ACCUMULATED DEPRECIAT. 31.12.2002	DEPRECIATION 2003	INCREASES REDUCTIONS 2003	BALANCE 31.12.2003
CONSTRUCTION PERIOD INTEREST	6,024,739	1,775,034		7,799,773
OTHER FORMATION EXPENSES	15,116,630	4,444,027		19,560,657
TOTAL	21,141,369	6,219,061	0	27,360,430

TABLE 6

NET VALUE OF FORMATION EXPENSES

DESCRITPION	COST VALUE 31.12.2003	DEPRECIATION 2003	BALANCE 31.12.2003
CONSTRUCTION PERIOD INTEREST	14,670,708	7,799,773	6,870,935
OTHER FORMATION EXPENSES	33,577,547	19,560,657	14,016,890
TOTAL	48,248,255	27,360,430	20,887,825

(e) **Article 43 para 3-c:** Exchange differences' amounts and accounting arising in the present financial year, on payment (of installments) and/or on valuation at year-end of loans or credits used solely for fixed asset acquisitions.
There were no debit exchange differences.

(f) **Article 43 para 4, sections a and b:** Breakdown and analysis of line items "Research and development expenses", "Concessions and industrial property rights" and "Goodwill".

Industrial Property Rights

Breakdown		
- Business Know -How Methods L.1892/90 (D.34154/NN237)	Euro	88,817
- Award of quality label (ISO 9001)	Euro	4,991
- Award of quality label (ISO 9002)	Euro	17,920
- Certification of Σ.Ε.Κ. & Σ.Υ.Υ structures	Euro	997
- ΕΛΟΤ (Greek Standardization Agency) Certification	Euro	4,832
	Euro	117,557

Research and development expenses

Π.Α.Β.Ε. (Industrial Development Research Project) 1994	880
RESEARCH ON FOOD PACKAGING MATERIALS	21,952
(RETEX) PRODUCT GENERATION & DEVELOPMENT BY COMPUTER	880
(RETEX) UPGRADING OF MANAGEMENT SYSTEM	2,054
(RETEX) 1996 (Y2M4M1 & Y2M4Π12)	2,201
QUALITY CONTROL RESEARCH EXPENSES	2,323
LIQUID GAS FORMATION EXPENSES (P.L.) L.1828/89	880
PET DEVELOPMENT RESEARCH EXPENSES	1,325,920
FOOD PACKAGING MATERIAL RESEARCH EXPENSES	17,608
BUSINESS-TO-BUSINESS APPLICATIONS' RESEARCH EXPENSES	20,000
STRETCH FILM LINE RESEARCH EXPENSES	43,703
METAL STRAP LINE RESEARCH EXPENSES	61,213
ATHENS UNIVERSITY RESEARCH EXPENSES	10,000
NEW MARKETS' RESEARCH EXPENSES	309,746
SURVEY ON NEW PRODUCT GENERATION	1,251
SURVEY ON ALTERNATIVE PRODUCT PROCESSING	2,900
SURVEY ON INOFITA PLANT WASTE MANAGEMENT	10,840
	1,834,351

§ 4. Participations

(a) **Article 43a para 1-b:** Participating interests in the capital of other enterprises of more than 10%.
The information required by the relevant clause are shown in the table below :

NAME	REGISTERED OFFICE	% OF CAPITAL	EQUITY	OPERATING RESULTS
M.J.MAILLIS SVERIGE AB	Sweden	100.0%	211,006	-406,354
M.J.MAILLIS BULGARIA EOOD	Bulgaria	100.0%	267,751	156,367
COLUMBIA SRL	Italy	100.0%	2,536,481	1,375,049
CONTIPAK GMBH	Austria	100.0%	2,581,017	-786,052
M.J.MAILLIS HUNGARY KFT	Hungary	100.0%	2,066,504	95,572
EUROPACK SA	Luxembourg	100.0%	23,136,869	-597,883
HELERO BV	Netherlands	100.0%	27,897,371	665,429
M.J.MAILLIS ALBANIA LTD	Albania	100.0%	340,719	186,448
M.J.MAILLIS CZECH SRO	Czech Republic	100.0%	1,312,173	105,319
M.J.MAILLIS ESPANA SL	Spain	100.0%	-231,771	-905,721
M.J.MAILLIS FRANCE SAS	France	99.9%	1,565,496	511,603
MARFLEX M.J.MAILLIS POLAND SPZOO	Poland	100.0%	18,113,860	779,668
M.J.MAILLIS ROMANIA SA	Rumania	81.7%	4,490,937	674,891
M.J.MAILLIS HOLDING GBMH	Germany	100.0%	22,613,823	336,949
M.J.MAILLIS FINLAND OY	Finland	100.0%	-220,325	-11,000
SANDER B.V.	Netherlands	100.0%	33,523	2,470
STRAPTECH SA	Greece	99.0%	8,877,779	-1,921,373

(b) Article 43a para 1-je: Drafting of consolidated financial statements including the financial statements of the company.

Consolidated financial statements were drawn up with the following companies :

1. M.J.MAILLIS SVERIGE AB
2. M.J.MAILLIS BULGARIA EOOD
3. COLUMBIA SRL
4. CONTIPAK GMBH
5. M.J.MAILLIS HUNGARY KFT
6. EUROPACK SA
7. HELERO BV
8. M.J.MAILLIS ALBANIA LTD
9. M.J.MAILLIS CZECH SRO
10. M.J.MAILLIS ESPANA SL
11. M.J.MAILLIS FRANCE SAS
12. MARFLEX M.J.MAILLIS POLAND SPZOO
13. M.J.MAILLIS ROMANIA SA
14. M.J.MAILLIS SANDER GMBH
15. SANDER GMBH & CO KG
16. M.J.MAILLIS FINLAND OY
17. M.J.MAILLIS UK LTD
18. WULFTEC INTERNATIONAL INC
19. SANDER NV
20. M.J.MAILLIS HOLDING GMBH
21. SIAT SPA
22. SICME SRL
23. SIAT BENELUX
24. COMBI PACKAGING SYSTEMS
25. TAM SRL
26. MEGA SRL
27. SIAT USA
28. SANDER PACKAGING B.V.
29. STRAPTECH SA
30. MAILLIS STRAPPING NETWORK LLP

§ 5. Inventories

(a) Article 43a § 1-ja: Valuation of inventories by derogation from the valuation rules of article 43 for tax relief purposes.
No derogation made.

(b) Article 43a § 1-j: Differences from the devaluation of current assets and reasons therefor.
None.

§ 6. Share capital

(a) Article 43a § 1-d: Classes of shares into which the share capital is divided.

The share capital of the company is divided into 72,876,440 ordinary registered shares of Euro 0.76 each.

(b) Article 43a § 1-c: Shares issued in the course of the financial year to increase the share capital.

228,780 ordinary registered shares were issued in the course of the financial year.

(c) Article 43a § 1-e and 42e § 10: Securities issued and rights incorporated therein.
None issued.

(d) Article 43a § 1-f: Acquisition of own shares in the course of the present financial year.
551,440 owned shares were acquired in the current financial year against payment of Euro 1,861,976.85.

§ 7. Provisions and liabilities

(a) **Article 42 e § 14, sect. d:** Breakdown of "Other provisions" account.

The balance of Euro 822,417.32 in this account regards :

Provisions for doubtful debts	Euro	821,481.38
Provisions for total diff. from valuation of receivables & liabilities	Euro	935.93
TOTAL	Euro	822,417.32

(b) **Article 43a § 1-g:** The financial commitments from contracts, etc. not shown in the contingent accounts. Liabilities for the payment of special monthly provisions and financial commitments for affiliated enterprises.
None.

(c) **Article 43a § 1-jb:** Contingent debts of substantial tax amounts and tax amounts that may arise and be charged to the financial year ending and to previous financial years, if not shown under the obligations or provisions.
The company has been tax audited through the financial year 2001.

(d) **Article 43a § 1-f:** Long-term liabilities of more than 5 years.
None.

(e) **Article 43a § 1-g:** Liabilities covered by collateral security.
See article 42e § 9 below.

§ 8. Transitory Accounts

Article 42e § 12: Breakdown of line items in the transitory "Deferred income" and "Accrued expenses" accounts.

PREPAID EXPENSES

PREPAID PREMIUMS	Euro	114,482.17	
PREPAID COMMISSIONS ON LETTERS OF GUARANTEE	Euro	5,356.98	
SOFTWARE USE RIGHTS	Euro	30,398.08	
ROAD DUTIES OF TRANSPORT. MEANS	Euro	1,428.00	
PREPAID CONTRIBUTIONS	Euro	27,601.25	
PREPAID MAINTENANCE	Euro	4,566.11	
COURSE FEES FINANCED BY OAEΔ (MANPOWER EMPLOYMENT ORGANIZATION)	Euro	22,895.33	206,727.92

DEFERRED INCOME

INCOME FROM FOREIGN EXCHANGE FUTURES	Euro	268,977.10	
INCOME FROM INTEREST	Euro	134,100.37	
INCOME FROM LOAN INTEREST SUBSIDY	Euro	310,698.60	
INCOME FROM OAEΔ COURSES	Euro	228,200.98	
INCOME FROM TURNOVER CREDIT	Euro	716,655.24	1,658,652.29

ACQUISITIONS AWAITING DELIVERY	Euro	1,754,537.60	1,754,537.60
Grand total of transitory asset accounts	Euro	3,619,917.81	

TRANSITORY LIABILITY ACCOUNTS			
ELECTRICITY	Euro	143,444.11	
TELECOMMUNICATIONS	Euro	16,077.13	
SUNDRY EXPENSES	Euro	4,804.48	
ACCRUED FREIGHT	Euro	168,705.36	
INTEREST FROM BANKS	Euro	453,935.92	
NATURAL GAS	Euro	13,121.39	800,088.39
PURCHASES AWAITING SETTLEMENT			
(MERCHANDISE, RAW & AUXILIARY MATERIALS, PACKAGING MATERIALS etc.)	Euro	167,685.75	167,685.75
Grand total of transitory liability accounts			967,774.14

§ 9. Contingent accounts

Article 42e § 11: Breakdown of contingent accounts, insofar as such requirement is not included in the information contained in the following paragraph 10.

Breakdown of contingent accounts (less guarantees and collateral security)

A) SUNDRY DEBIT INFORMATION ACCOUNTS	Currency	Amount
Fixed investm. subs. I. 1262/82 (MIP)	Euro	403,457.15
Fixed investm. subs. I. 1892/90 (SC 34154/NN237)	Euro	1,174,247.98
Business Plan Subsidy for 1995	Euro	848,241.82
Business Plan Subsidy for 1996	Euro	1,503,011.59
Alex. subs. 1997 (ΔΙΠΑ/3953/NN89855/N 1892/90)	Euro	1,790,403.52
Subsidy 1997	Euro	1,010,216.29
Alex. subs.1998 (ΔΙΠΑ/3953/NN89855N.1892/90)	Euro	243,853.26
ΕΦΕΠΕ energy plan subsidy audit for the year 1998	Euro	214,007.29
Subs. I.1892 (SC 64153/NN722) Alex. Phase b	Euro	909,757.89
Business Plan Subsidies for the years '98-'99	Euro	1,404,484.81
Subs. I.1892/90 (ΔΙΠΑ/3953/NN 8855)	Euro	1,689,903.32
Subs. I.1892/90 2000 (SC64153/NN722) Alex. Phase b	Euro	1,819,515.77
Health & safety plan subsidy	Euro	88,041.09
Tax-free reserve I. 1892/90 for the year 1993	Euro	1,507.32
Tax-free reserve I. 1892/90 on δ. acc. for the year 1996	Euro	57,826.27
Tax-free reserve επ.λ. for the year 1997 subs. L1892/90	Euro	61,552.89
Tax-free reserve L. 1892/90 for the year 1998	Euro	643,904.38
Tax-free credit L 1892/90 for the year 1999	Euro	10,709.09
USD advance purchase agreement with HSBC Bank	Euro	2,000,000.00
USD advance purchase agreement with ABN AMRO Bank	Euro	4,000,000.00
USD advance purchase agreement with EFG	Euro	2,500,000.00
USD advance purchase agreement with NBG	Euro	1,400,000.00
Value of intracommunitary acquisitions	Euro	26,204,540.41

§ 10. Guarantees and collateral granted

Article 42e § 9: Guarantees and collateral granted by the company.

Guarantees and collateral granted

	Currency	Amount
L/G TO SECURE LIABILITIES	EURO	66,950.00
L/G BY NBG TO SECURE LOAN LIABILITIES OF M.J.MAILLIS FRANCE	EURO	3,895,000.00
L/G BY CITIBANK TO SECURE LIABILITIES OF M.J.MAILLIS ESPANA	EURO	1,502,530.26
L/G BY BNP TO SECURE LIABILITIES OF M.J.MAILLIS ESPANA	EURO	480,809.68
L/G BY BNP TO SECURE LIABILITIES OF M.J.MAILLIS ROMANIA	USD	250,000.00

§ 11. Salaries, advances and credits to company officers

(a) **Article 43a § 1-jc:** Pay of company officers and managers.

- CEO Emoluments	78,090
- Management Pay & Board Member Emoluments	2,087,986
Euro Total	2,166,076

(b) **Article 43a § 1-jc:** Liabilities incurred or assumed as benefits for company managers and officers retiring in the course of the current financial year.
None.

(c) **Article 43a § 1-jd:** Advances and credits granted on the basis of applicable law to company officers (board members and administrators).
None

§ 12. Operating results

(a) **Article 43a § 1-h:** Turnover per category of activity and geographical market. (The turnover is taken as laid down in article 42e § 15, sect. a, namely the net amount of the turnover includes the amounts of income generated from the sale of products or from the provision of services, as part of the ordinary business of the company from which sale discounts and tax collected on behalf of the State and third parties have been deducted).

(1) Industrial activity :

- domestic Euro	9,169,942
- abroad Euro	79,399,555
Euro Total	88,569,497

(2) Commercial activity :

- domestic Euro	26,412
- abroad Euro	6,319,785
Euro Total	6,346,197

Euro Total	94,915,694

(b) **Article 43a § 1-i:** Mean number of staff in employment in the course of the financial year and categories thereof, together with their total cost. Note that, "Administrative staff (employees)" includes staff members paid on a monthly basis and wage-earning "workers & technicians".

(1) Mean number of staff
395 persons

(2) Mean number of staff per category :

- Administrative staff	121
- Workers & Technicians in production	256
- Sales staff	18
Total	395

(3) Staff wages and expenses :

	Wages	Social security contributions & benefits	TOTAL
- Administrative staff	5,403,285	1,058,989	6,462,274
- Workers & Technicians in Production	3,168,121	927,009	4,095,130
- Sales staff	543,238	77,176	620,414
Total	9,114,644	2,063,174	11,177,818

(c) **Article 42e § 15-b:** Breakdown of extraordinary and non-operating expenses and income (namely of the "extraordinary and non-operating expenses" and of the "extraordinary and non-operating income" accounts).

(1) Extraordinary and non-operating expenses

- Tax penalties and surcharges	Euro	3,174.02
- Social security fund contribution surcharges	Euro	6,960.92
- Forfeitures - penalty clauses	Euro	37,185.42
- Exchange differences	Euro	7,417,179.66
- Other	Euro	39,495.93
Euro Total		7,503,995.95

(2) Extraordinary and non-operating income:

- Exchange differences	Euro	1,506,536.56
- Fixed invest. subs. corresponding to the year	Euro	1,485,573.26
- Other	Euro	13,065.69
Euro Total		3,005,175.51

(3) Extraordinary loss

- Loss from sale of intangible assets	Euro	78,252.22
- Loss from the sale of furniture and other equipm.	Euro	1,194.95
- Loss from the sale of transport. means	Euro	61.01
Euro Total		79,508.18

(4) **Extraordinary profit**

- Profit from the sale of machinery	Euro	245,166.77
- Profit from the sale of transport. means	Euro	18,746.46
- Profit from the sale of furniture and other equipm.	Euro	1,347.24
Euro Total		265,260.47

(d) Article 42e § 15-b: Breakdown of the "Income carried forward from previous years", of the "Income from provisions for previous years" and of the "Expenses carried forward from previous years" accounts.

(1) **Income carried forward from previous years**

- Credit differences of transit. Acc. 5601	Euro	7.20
- Other income carried forward from previous years	Euro	8,693.20
Euro Total	**Euro**	**8,700.40**

(2) **Expenses carried forward from previous years**

- Debit differences of transit. Acc. 3601	Euro	496.23
- Debit differences of transit. Acc. 5601	Euro	13,254.11
- Other expenses carried forward from previous yrs	Euro	127,246.43
Euro Total		140,996.77

(3) **Provisions for contingencies**
None made.

(e) Article 43a § 1-jg: Any other information required under special laws as applicable.

Depreciation for the year 2003 were calculated with the ratios stipulated by P.D. 299/2003 while in Previous years the ratios used were those stipulated by P.D. 100/1998.

(f) Article 43a § 1-jg: Any other information deemed necessary for the purposes of providing shareholders and third parties with more complete information and of presenting an accurate picture of the assets, the financial standing, and the profit and loss statement data of the company.
None.

Athens, February 24 2004

THE CHAIRMAN OF THE BOARD & CEO	THE GROUP FINANCIAL MANAGER AND BOARD MEMBER	THE FINANCIAL MANAGER FOR GREECE	THE CHIEF ACCOUNTANT
MICHAEL J. MAILLIS	H. A STAVRINOUDAKIS	P.I. DELIS	N.V. MAROULIS
I.C.N Φ020206	I.C.N Σ208194	I.C.N P578226	A class Reg. No. 9997046629

It is hereby certified that the foregoing annex consisting of 14 pages is the annex mentioned in the audit certificate issued on 26/02/2004.

Athens, 26 February 2004

THE CERTIFIED AUDITOR - ACCOUNTANT

KYRIAKOS RIRIS
C.A.A.A R.N 12711

PRICEWATERHOUSECOOPERS

DIRECTORS' REPORT OF THE BOARD OF DIRECTORS OF M.J.MAILLIS S.A. TO THE ORDINARY GENERAL MEETING

Dear shareholders,

According to article 43a para 3 of law 409/86 of C.L. 2190/1920, as superseded by article 35 of P.D. 409/86, we are submitting to your General Meeting the annexed financial statements of the company for the financial year from 1-1-2003 through 31-12-2003 together with our remarks thereon and kindly ask you to approve them.

I. BALANCE-SHEET		Amounts in thous. Euro 2003		Amounts in thous. Euro 2002
ASSETS				
Assets amount to		335,561		325,495
LIABILITIES				
Liabilities amount to				
-Equity		205,156		213,789
-Provisions and Liabilities		130,405		121,706
Total		335,561		335,495
BREAKDOWN OF ASSETS				
A.Formation expenses	44,636		37,025	
Less : Depreciation	26,988	17,648	20,948	16,077
B.Fixed assets	258,843		251,243	
Less : Depreciation	49,405	209,438	42,761	208,482
C. Current assets				
(less bank & cash)		102,732		100,455
D. Bank & cash		2,060		6,282
E. Transitory asset accounts		3,683		4,198
		335,561		335,494
Liabilities are broken down into :				
A.EQUITY				
I. Paid-up share capital		55,386		55,212
II. Share premium		144,932		144,877
III. Reval. Discr. Investment				
Subsidies		4,737		6,223
IV. Reserve				
1. Statutory reserve	-		1,792	
2. Sundry reserves	16,870	16,870	16,870	18,662
Own Shares		-13,047		-11,185
V. Profit carried forward		-3,722		
Total equity		205,156		213,789
B. PROVISIONS FOR CONTINGENCIES & EXPENSES		822		3,319
C. LIABILITIES				
I. Long-term		89,358		82,869
II. Short-term		39,257		34,412
		128,615		117,281
D. TRANSITORY LIABILITY ACCOUNTS		968		1,105
TOTAL LIABILITIES		335,561		335,494

2. PROFIT & LOSS ACCOUNT STATEMENT

A. TURNOVER (*)	Amounts in thous. Euro 2003	Amounts in thous. Euro 2002
Sale of Products - Goods & Services	94,916	93,968
LESS : COST OF GOODS SOLD	72,646	74,639
GROSS OPERATING PROFIT	22,270	19,329
NET EARNINGS FOR THE YEAR BEFORE TAXES	-4,427	4,029

(*) Of the foregoing sales, the Euro amount of 85,719,340 regards sales abroad. Special expenses were incurred for these sales according to article 31 para 2 of L. 2238/94 Euro 481,597.

3. SPECIAL BREAKDOWNS

3a. FIXED ASSETS

	Amounts in thous. Euro 2003	Amounts in thous. Euro 2002
* Land : Plant plots of a total surface area of 68,094,211 sq.m. in the community of Inofita in the Prefecture of Viotia.	1,141	1,141
Plots of the Alexandroupoli plant of a surface area of 17,003 sq.m. and 2,299 sq.m.	161	161
	1,302	1,302
Buildings : Building installations - Plant Complex - Warehouses - Offices	20,383	19,126
LESS : Depreciation	8,642	7,699
Net Value	11,741	11,427
Machines - Technical facilities	66,925	60,725
LESS : Depreciation	37,186	31,999
Net Value	29,739	28,726

NOTE

1) Depreciation for the financial year ending amounted to Euro 6,710,947, which was fully incorporated into the operating cost.

2) At the end of the accounting period 2003, there were no encumbrances on the fixed assets of the company.

4. RATIOS

		Amounts in thous. Euro 2003		5Amounts in thous. Euro 2002
a. Asset Consolidation Ratio				
Fixed assets / Total assets	209,438 / 335.561	62.41%	208,482 / 335,495	=62.14%
Current Assets / Total assets	104,792 / 335,561	31.23%	106,737 / 335,495	=31.81%
b. Gearing Ratio				
Equity / Total Liabilities	205,156 / 128,615	159.51%	213,789 / 117,281	=182.29%
c. Fixed asset cover ratio				
Equity / Total fixed assets	205,156 / 209,438	97.96%	213,789 / 208,482	=102.55%
d. Current liabilities cover ratio				
Current Assets / Current Liabilities	104,792 / 40,225	260.51%	106,737 / 35,517	=300.52%

e. Gross profit on sales ratio				
Gross profit	22,270	23.46%	19,329	=20.57%
Sales	94,916		93,968	
f. Gross profit on cost of goods sold ratio				
Gross profit	22,270	30.66%	19,329	=25.90%
Cost of goods sold	72,646		74,639	
g. Equity recycling ratio				
Sales	94,916	0.5	93,968	= 0.4
Equity	205,156		213,789	
h. Mean term for the collection of claims ratio (DSO)				
Amounts Due from Customers X 360	61,334	232.6	52,764	=202.1 days
Sales	94,916		93,968	
i. Inventory Turnover ratio				
Cost of Inventories Sold	56,044	4.33	74,639	=4.74
Inventories 31/12	12,940		15,733	

5. Progress of company operations - Company progress forecast

A) COMPANY OPERATIONS PROGRESS IN 2003

2003 was yet another difficult year marked both by an adverse international economic climate and the significant boost of the EURO parity against other strong currencies (USD, GBP), which adversely affected Greek exporters such as our company for which as it is already known 90% of its sales are realised abroad. In this same year the company put in place a plan to consolidate and assimilate the explosive growth achieved in previous years.

The turnover for the year ending amounted to Euro 94,915,694 against Euro 93,968,146 in the previous financial year 2002, namely increasing marginally in the order of 1%.The turnover corresponding to Industrial and Commercial activities from abroad amounted to Euro 85,719,340 against Euro 85,186,061 in the previous financial year, namely increasing marginally by 0.6%. Moreover, domestic sales in 2003 amounted to Euro 9,196,354 against Euro 8,782,085, namely increasing by 4.7%.

The cost of goods sold amounted to Euro 72,645,555 against Euro 74,638,761 in the previous financial year, namely posting a decrease of 2.7%.

The gross operating profit before depreciation amounted to 30.5% in 2003 against 30.3% in 2002

Administrative and appropriation expenses before depreciation corresponded to 14.1% of the turnover against 13.68% in 2002.

Finance charges in 2003 amounted to Euro 5,389,490 against Euro 3,802,930 in 2002. Finance charges as a percentage of total sales was 5.68% in 2003 against 4.05% in 2002.

Finance income in 2003 was Euro 2,376,060 against Euro 3,366,873 in 2002 .

Extraordinary and non-operating income and expenses for the year 2003 in relation to 2002 were as follows :

-Income : 3,279,136 Euro in FY 2003 against 6,747,171 Euro in 2002,
-Expenses : 7,724,501 Euro in FY 2003 against 2,855,579 Euro in 2002.

Extraordinary and non-operating income-expenses mainly consist of debit-credit foreign exchange differences which were negatively affected by the significant boost of the EURO parity against the USD and the GBP in 2003.

B) PROGRESS OF OPERATIONS ENVISAGED FOR 2004

2003 was an especially difficult year with obvious adverse effects in the world Economy marked by the recession and important incidents such as the war in Iraq and, of course, the significant revaluation of the Euro.

A new growth cycle began in 2004 for both the Company and the Group aiming to substantially improve liquidity. The key drivers of this new growth cycle are the following :

- Exploit the Group's accumulated huge potential.
- The establishment in North America of the same operational framework as the successful structure in Europe (manufacturing of machinery, materials and a strong distribution network providing complete "end-of-line" industrial solutions)
- Selective acquisitions

In the period from the beginning of 2004 to date no significant events took place that should have impacted company operations or finances.

Kifissia, 24 February 2004

THE CHAIRMAN OF THE BOARD & CEO	THE GROUP FINANCIAL MANAGER & BOARD MEMBER	THE FINANCIAL MANAGER	THE CHIEF ACCOUNTANT
MICHAEL J. MAILLIS ID CARD NO. Φ 020206	CHARALAMBOS A STAVRINOUDAKIS ID CARD NO. Σ 208194	PETROS I. DELIS ID CARD NO. P 578226	NIKOS MAROULIS R.N 9997046629

CERTIFICATION

It is certified that the foregoing Directors' Report consisting of (4) pages is the report cited in the financial statemets' audit certificate granted by myself and dated 26/02/2004

Athens, 26 February 2004

The Chartered Auditor Accountant

Kyriakos Riris

ACA RN 12111

PRICEWATERHOUSECOOPERS

AUDITORS SOCIETE ANONYME

M.J. MAILLIS S.A.
PACKING SYSTEMS
5, XENIAS ST. - 145 62 KIFISSIA
Α.Φ.Μ. (TAXPAYER ID NO.) : 094051915
Δ.Ο.Υ. (TAX OFFICE) : FAVE OF ATHENS
S.A. REG. NO. : 2716/06/B/86/43

CONSOLIDATED CASH FLOW STATEMENT
01/01/2003 - 31/12/2003

A/A		Breakdown	FY 2003 Amounts in thousand EUR	FY 2002 Amounts in thousand EUR
		Cash Flow from Operating Activities		
A	100	Cash inflow		
	101	Sales	295,969	310,880
	102	Other operating income	3,380	919
	103	Extraordinary and non-operating income	12,162	6,176
	104	Income from previous years	18	59
	105	Interest Received (from Bank deposits etc)	1,517	2,792
	106	Income from securities	481	75
	107	Sale of securities	1,251	9,474
	108	Decrease in receivables		
		LESS:		
	109	Purchase of securities	1,862	
	110	Increase in receivables	3,694	5,580
		Total Cash Inflow (A100)	309,222	324,795
A	200	Cash outflow		
	201	Cost of goods sold (less depreciation and provisions)	199,070	202,979
	202	Administrative expenses	14,898	15,620
	203	Research - development expenses		
	204	Appropriation expenses	35,781	38,663
	205	Underemployment / inactivity expenses		
	206	Other expenses	9,505	8,428
	207	Increase in reserves		62
	208	Increase in transitory asset accounts	1,339	2,122
	209	Decrease in transitory liability accounts		
	210	Decrease in current liabilities (save Banks)	8,614	
		LESS:		
	211	Decrease in reserves	3,906	
	212	Decrease in transitory asset accounts		
	213	Increase in transitory liability accounts	2,085	256
	214	Increase in current liabilities (except Banks)		11,682
		Total Cash Outflow (A200)	263,216	255,936
A	300	Tax cash outflow		
	301	Income tax	5,607	6,223
	302	Taxes not incorporated in the operating cost	-	6
	303	Post-audit tax differences	1,081	
	304	Decrease in liabilities from taxes - duties		
		LESS:		
	305	Increase in liabilities from taxes - duties	1,856	1,050
		Total Tax cash outflow (A300)	4,832	5,179
		Cash Flow from Operating Activities (A100 - A200 - A300) = A	41,174	63,680

A/A		Breakdown	FY 2003 Amounts in thousand EUR	FY 2002 Amounts in thousand EUR
		Cash Flow from Investments		
B	100	Cash inflow		
	101	Sale of intangible assets		
	102	Sale of tangible assets	4,100	1,924
	103	Sale of investments in affiliates and securities		
	104	Decrease of long-term receivables		
	105	Income from investments in affiliates and securities	-	
	106	Interest received (long-term and other receivables)	-	
		Total Cash Inflow (B100)	4,100	1,924
B	200	Cash outflow		
	201	Acquisition of intangible assets	2,486	44,768
	202	Acquisition of tangible assets	15,526	20,881
	203	Purchase of investments in affiliates and securities	157	26
	204	Increase in long-term receivables	5,254	500
	205	Increase in establishment expenses	18,222	3,685
		Total Cash Outflow (B200)	41,645	69,860
		Cash Flow from Investing Activities (B100 - B200) = B	**-37,545**	**-67,936**
C		Cash Flow from Financing activities		
	100	Cash inflow		
	101	Proceeds from issuance of share capital and share premium	229	1,069
	102	Proceeds from fixed asset subsidies	-	1,933
	103	Increase in long-term liabilities		25,610
	104	Increase in current liabilities (Bank accounts)	13,190	
		Total Cash Inflow (C100)	13,419	28,612
C	200	Cash outflow		
	201	Decrease (repayment) of share capital		
	202	Repayment of fixed asset subsidies		
	203	Decrease in long-term liabilities	4,272	
	204	Decrease in current liabilities (Bank accounts)		25,829
	205	Interest paid	8,998	7,384
	206	Dividends paid	7,959	5,324
	207	Distribution of profits to staff		
	208	Board Emoluments from profits for the year	40	30
		Decrease from Exchange Differences due to Affiliates' Accounts Conversion	1,715	960
		Total Cash Outflow (C200)		
		Cash Flow from Financing activities	**22,984**	**39,527**
		(C100 - C200) = C		
		COMPANY CASH FLOW (algebraic sum A + B + C)	-9,565	-10,915
		PLUS : CASH AND CASH EQUIVALENTS BEGINNING OF PERIOD	-5,936	-15,171
		CASH AND CASH EQUIVALENTS AT END OF PERIOD	20,066	35,237
		BANK & CASH AT YEAR END	14,130	20,066

AUDIT CERTIFICATE OF CERTIFIED AUDITOR - ACCOUNTANT

We have audited the foregoing Consolidated Cash Flow Statement of the Societe Anonyme Company "M. J. MAILLIS SA - PACKING SYSTEMS" and its subsidiaries for the fiscal year which ended on 31 December 2003. This statement has been drawn up on the basis of the audited financial statements for the fiscal year for which our audit certificate was issued on 26 February 2004.

In our opinion, the afore-mentioned Consolidated Cash Flow Statement shows the cash inflow and outflow from the activities of all enterprises included in the consolidation of 31.12.2003.

Athens, 2 April 2004

The Chartered Auditor Accountant

KYRIAKOS RIRIS
ACA RN 12111

PRICEWATERHOUSECOOPERS
AUDITORS SOCIETE ANONYME

M.J. MAILLIS S.A.
PACKING SYSTEMS
5, XENIAS ST. - 145 62 KIFISSIA
Α.Φ.Μ. (TAXPAYER ID NO.) : 094051915
Δ.Ο.Υ. (TAX OFFICE) : FAVE OF ATHENS
S.A. REG. NO. : 2716/06/B/86/43

CASH FLOW STATEMENT
01/01/2003 - 31/12/2003

A/A		Breakdown	FY 2003 Amounts in thousand EUR	FY 2002 Amounts in thousand EUR
		Cash Flow from Operating Activities		
A	100	Cash inflow		
	101	Sales	94,916	93,968
	102	Other operating income	627	306
	103	Extraordinary and non-operating income	1,785	1,996
	104	Income from previous years	9	57
	105	Interest Received (from Bank deposits etc)	45	123
	106	Income from securities	230	50
	107	Sale of securities	1,251	8,555
	108	Decrease in receivables		19,622
		LESS:		
	109	Purchase of securities	1,862	
	110	Increase in receivables	7,368	
		Total Cash Inflow (A100)	89,633	124,677
A	200	Cash outflow		
	201	Cost of goods sold (less depreciation and provisions)	65,935	65,523
	202	Administrative expenses	5,095	3,379
	203	Research - development expenses		
	204	Appropriation expenses	8,253	9,476
	205	Underemployment / inactivity expenses		
	206	Other expenses	3,733	2,606
	207	Increase in reserves		673
	208	Increase in transitory asset accounts		2,539
	209	Decrease in transitory liability accounts	137	
	210	Decrease in current liabilities (save Banks)		
		LESS:		
	211	Decrease in reserves	2,792	
	212	Decrease in transitory asset accounts	515	
	213	Increase in transitory liability accounts		494
	214	Increase in current liabilities (except Banks)	552	62
		Total Cash Outflow (A200)	79,294	83,640
A	300	Tax cash outflow		
	301	Income tax	-	2,600
	302	Taxes not incorporated in the operating cost	6	6
	303	Post-audit tax differences	1,081	
	304	Decrease in liabilities from taxes - duties	1,464	
		LESS:		
	305	Increase in liabilities from taxes - duties		423
		Total Tax cash outflow (A300)	2,551	2,183
		Cash Flow from Operating Activities (A100 - A200 - A300) = A	7,788	38,854

A/A		Breakdown	FY 2003 Amounts in thousand EUR	FY 2002 Amounts in thousand EUR
		Cash Flow from Investments		
B	100	Cash inflow		
	101	Sale of intangible assets		
	102	Sale of tangible assets	270	98
	103	Sale of investments in affiliates and securities	167	
	104	Decrease of long-term receivables		20
	105	Income from investments in affiliates and securities	250	1,626
	106	Interest received (long-term and other receivables)	1,851	1,569
		Total Cash Inflow (B100)	2,538	3,313
B	200	Cash outflow		
	201	Acquisition of intangible assets	511	2,271
	202	Acquisition of tangible assets	3,714	7,470
	203	Purchase of investments in affiliates and securities	3,811	56,354
	204	Increase in long-term receivables		
	205	Increase in establishment expenses	7,611	1,716
		Total Cash Outflow (B200)	15,647	67,811
		Cash Flow from Investing Activities (B100 - B200) = B	-13,109	-64,498
C		Cash Flow from Financing activities		
	100	Cash inflow		
	101	Proceeds from issuance of share capital and share premium	229	214
	102	Proceeds from fixed asset subsidies	-	134
	103	Increase in long-term liabilities		35,869
	104	Increase in current liabilities (Bank accounts)	9,945	
		Total Cash Inflow (C100)	10,174	36,217
C	200	Cash outflow		
	201	Decrease (repayment) of share capital		
	202	Repayment of fixed asset subsidies		
	203	Decrease in long-term liabilities		
	204	Decrease in current liabilities (Bank accounts)		20,274
	205	Interest paid	4,887	2,970
	206	Dividends paid	4,188	5,324
	207	Distribution of profits to staff		
	208	Board Emoluments from profits for the year	-	30
		Total Cash Outflow (C200)	9,075	28,598
		Cash Flow from Financing activities (C100 - C200) = C	1,099	7,619
		COMPANY CASH FLOW (algebraic sum A + B + C)	-4,222	-18,025
		PLUS : CASH AND CASH EQUIVALENTS		
		BEGINNING OF PERIOD	6,282	24,307
		CASH AND CASH EQUIVALENTS AT END OF PERIOD	2,060	6,282

AUDIT CERTIFICATE OF CERTIFIED AUDITOR - ACCOUNTANT

We have audited the foregoing Cash Flow Statement of the Societe Anonyme Company << M. J. MAILLIS SA - PACKING SYSTEMS >> for the fiscal year which ended on 31 December 2003. This statement has been based on the books and records kept by the company as well as on the audited financial statements for the fiscal year for which our audit certificate was issued on 26 February 2004.

In our opinion, the afore-mentioned Cash Flow Statement shows the cash inflow and outflow from the activities of the foregoing company in the course of the financial year.

Athens, 2 April 2004

The Chartered Auditor Accountant

KYRIAKOS RIRIS
ACA RN 12111

PRICEWATERHOUSECOOPERS

AUDITORS SOCIETE ANONYME

M.J MAILLIS GROUP OF COMPANIES

M.J. MAILLIS SA

HEAD OFFICE
5, Xenias & Harilaou Trikoupi str.
145 62 Kifissia
Athens, Greece
TEL: 0030-210-6285000
FAX: 0030-210-8080301
Web-site: www.maillis.gr

M.J.MAILLIS S.A. film plant
Alexandroupolis industrial area
68100 Avantas Greece
TEL: 0030-2551-0-38080
FAX: 0030-2551-0-81717

M.J.MAILLIS S.A. strapping plant
Inofyta industrial area
320 11 Inofyta Viotia Greece
TEL: 0030-2262-0-31102
FAX: 0030-2262-0-31400

M.J. MAILLIS BULGARIA EOOD
116, Slivnitza Blvd.
Zaharna Fabrika -
Melnichen Kombinat
1309 Sofia, Bulgaria
TEL : 0035-92-9201565
FAX : 0035-92-2921461,
bolpack@mail.netbg.com

M.J. MAILLIS CZECH S.R.O.
Sterboholska 571
PRAHA 10 - Hostivar
102 19 Czech Republic
TEL : 00420-2-72011341
FAX : 00420-2-72011342
info@maillis.cz
maillis@maillis.cz

M.J. MAILLIS CZECH S.R.O.
SLOVAKIA branch
Organizacni Slozka
Povazske Podhradie 346
017 04 Povazska Bystrica
Slovak Republic
TEL : 00421-42-4261102
FAX : 00421-42-4329976

M.J.MAILLIS ROMANIA SA
Drumul National Bucuresti - Targoviste
Km 16.7 Nr.1
Buftea Buciumeni - Jud.Ilfov
Romania
TEL : 0040-21 490430115
FAX : 0040-21-4904300
office@maillis.ro
Web-site: www.maillis.ro

M.J. MAILLIS HUNGARY PACKING SYSTEMS LTD
Akadaly Utca 15
H-1183 Budapest
Hungary
TEL : 0036-1-2906385
FAX : 0036-1-2905063
maillis@danubiapack.hu

MARFLEX-
M.J.MAILLIS POLAND SP ZOO
4 Przemystowa Str.
05-480 Karczew
Poland
TEL : 0048-22-7190300
FAX : 0048-22-7181818
info@marflex.pl

M.J. MAILLIS FRANCE SAS
5, Rue Du Compas
Zone D' Activites Des B-Thunes
Saint Ouen L'Aumone 95310 France
TEL: 0033-1-34407091
FAX: 0033-1-34407090
maillis.soisy@wanadoo.fr

SIAT s.p.A
Via Puecher, 22
22078 Turate(CO) Italy - P.O. Box 1
TEL: 0039-02-964 951
FAX: 0039-02-96480360
siat@siat.com
Web-site: www.siat.com

SIAT BENELUX BV
Postbus 694
5140 AR Waalwijk, Netherlands
TEL: 0031-416-651365
FAX: 0031-416-651565

COLUMBIA s.r.l.
Viale della Republica 44
20020 Solaro (MI), Italy
TEL : 0039 -02-96790381
FAX : 0039-02-96790397
columbit@tin.it
Web-site: www.columbiatools.it

CONTIPAK G.m.b.H
Albert Schweitzer-Gasse 7
A-1140 Wien, Austria
TEL : 0043-1-596 16 910
FAX : **0043-1-596** 92 49
office@contipak.at
Web-site: www.contipak.at

M.J.MAILLIS ESPANA SA
P Sanllehy Esq.Pintor Goya
Pgno. Ind.Sureste-08213 Polinya
Barcelona - Spain
TEL: 0034-93-7133222
FAX: 0034-93-7133324
info@maillis.es

M.J. MAILLIS (UK) Ltd
Chrysalis Way, Langley Bridge
Eastwood- Nottingham
NG 16 3RY, U.K.
TEL : 0044-177-3539000
FAX : 0044-177-3539090

M.J. MAILLIS FINLAND OY
Arja Kuivalainen,
Koivusaarentie 3,
05620 Hyvink
TEL: 0035-89-890488
FAX: 0035-89-892014
astrap@astrap.fi
Web-site: www.astrap.fi

MJ MAILLIS SVERIGE AB
Svartviksslingan 106
167 38 Bromma
Stockholm, Sweden
TEL: 0046 8 4474390
FAX: 0046 8 4474399
Warehouse
Hildedahlsgatan 12
Goethenburg 41705, Sweden
TEL: 0046-31230090
FAX: 0046-31238400

SANDER GmbH & Co KG GERMANY
Schwabenweg 7
42285 Wuppertal, Germany
TEL: 0049-202-45990
FAX: 0049-202-4599199,
info@sander-online.de
Web-site: www.sander-online.de

SANDER NV / S.A
Zeelse Baan 83W
B-9200 Dendermonde
Tel: 0032-52250350
Fax: 0032-52380286

STRAPTECH SA
227, Kifissias Avenue
145 61 Kifissia
TEL: 0030-210- 6285000
FAX: 0030-210- 8080301

STRAPTECH S.A. tapes plant
Alexandroupolis industrial area
68100 Avantas Greece
TEL: 0030-2551-0-38080
FAX: 0030-2551-0-81716

STRAPTECH S.A. Branch
4th km Old National Road Thessaloniki- Kilkis
570 08 Thessaloniki, Greece
TEL: 0030-231-0-784020
FAX: 0030-231-0-784022

M.J.MAILLIS ALBANIA LTD
Doro Center,
M.Gjollesha Str.
Tirana, Albania
TEL: 00355-4-232206
FAX: +355-4-230949
maillis@albaniaonline.net

MEGA S.r.l.
Viale Industria 80
27025 Gambolo (Pavia), Italy
Tel: 0039-0381-930315
Fax: 0039-0381-939215
megasrl@tin.it
Web-site : www.megasrl.com

WULFTEC INTERNATIONAL INC
209 Wulftec
Ayer's Cliff (Quebec)
J0B 1C0
Canada
TEL: 001-819-838-4232
FAX: 001-819-838-5539

MAILLIS STRAPPING NETWORK LLP (MSN)
1059 Triad Court, Suite No 14
30062 Marietta, Georgia - USA
TEL: 001-770-425-1638
FAX: 001-770-425-9370

SANDER PACKAGING BV NETHERLANDS
Kapelhoek 6-8
3833 W Leusden
TEL: 0031-334953326
FAX: 0031-334951261
info@sanderpackaging.nl


Inofita Strapping Plant (Greece)


Alexandroupolis Film & Edgeboards Plant (Greece)


Straptech Tapes Plant (Greece)


Marflex Plant (Poland)


Bucharest Plant (Romania)


Sander Gaderoth Plant (Germany)


Wulftec International Inc. (Canada)

M. J. MAILLIS S.A.
PACKING SYSTEMS

5 Xenias & Harilaou Trikoupi str., 145 62 Kifissia, Athens, Greece
Tel: + 30 210 62 85 000 Fax: + 30 210 80 80 301
www.maillis.gr